Filed pursuant to Rule 424(B)(1)

SEC File No. 333-106610

PROSPECTUS

$600,000,000

Texas Industries, Inc.

Offer to Exchange all of Our Outstanding 10 1/4% Senior Notes

due 2011 for 10 1/4% Senior Notes due 2011, Which

Have Been Registered Under the Securities Act of 1933

The Exchange Offer

We are offering to exchange all of our outstanding unregistered 10 1/4% senior notes due 2011 for registered 10 1/4% senior notes due 2011. We refer to the unregistered senior notes as the outstanding notes and the registered senior notes as the exchange notes. We issued the outstanding notes on June 6, 2003. As of the date of this prospectus, an aggregate principal amount of $600,000,000 is outstanding under the outstanding notes. Please consider the following:

•	Our offer to exchange the outstanding notes for the exchange notes expires at 5:00 p.m., New York City time, on December 23, 2003, unless we extend the offer.
•	You should carefully review the procedures for tendering the outstanding notes beginning on page 56 of this prospectus. If you do not follow these procedures, we may not exchange your outstanding notes for exchange notes.
•	We will not receive any proceeds from the exchange offer.
•	If you do not tender your outstanding notes, you will continue to hold unregistered securities and your ability to transfer them could be adversely affected.
•	You may withdraw tendered outstanding notes at any time before the expiration of the exchange offer.

The Exchange Notes

The terms of the exchange notes will be substantially identical to the outstanding notes, except for the elimination of some transfer restrictions, registration rights and liquidated damages provisions relating to the outstanding notes. We will pay interest on the exchange notes semi-annually in cash in arrears on June 15 and December 15 of each year, starting on December 15, 2003. We may redeem the exchange notes, in whole or in part, on or after June 15, 2007, at the redemption prices described in this prospectus, plus accrued interest. All of our existing and future domestic restricted subsidiaries will guarantee the exchange notes on a senior basis, other than our accounts receivable facility subsidiary and our capital trust subsidiary.

There is currently no public market for the exchange notes. We do not intend to list the exchange notes on any securities exchange. Therefore, we do not anticipate that an active public market for the exchange notes will develop.

You should read the section titled “ Risk Factors” beginning on page 12 for a discussion of specific factors that you should consider before participating in this exchange offer.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 20, 2003.

This prospectus incorporates important business and financial information about Texas Industries, Inc. that is not included in or delivered with this prospectus. This information is available without charge to security holders upon written or oral request to Texas Industries, Inc., Attn: General Counsel, 1341 West Mockingbird Lane, Dallas, Texas 75247, Tel: (972) 647-6700. To ensure timely delivery you should make your request at least five business days before the date upon which you must make your investment decision. See “Where You Can Find More Information” for further information regarding this important business and financial information.

WE HAVE NOT AUTHORIZED ANY DEALER, SALESMAN OR OTHER PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. YOU MUST NOT RELY UPON ANY INFORMATION OR REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AS IF WE HAD AUTHORIZED IT. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, NOR DOES THIS PROSPECTUS CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION.

We make no representation to any purchaser of the notes regarding the legality of any investment in the notes by the purchaser under any legal investment or similar laws or regulations. You should not consider any information in this prospectus to be legal, business or tax advice. You should consult your own attorney, business advisor and tax advisor for legal, business and tax advice regarding an investment in the notes.

This prospectus summarizes documents and other information in a manner we believe to be accurate, but we refer you to the actual documents for a more complete understanding of the information we discuss in this prospectus. In making an investment decision, you must rely on your own examination of these documents, our company, and the terms of the exchange offer, the outstanding notes and the exchange notes, including the merits and risks involved.

i

PROSPECTUS SUMMARY

This summary highlights the information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all the information that may be important to you. For a more complete understanding of this offering, we encourage you to read this entire prospectus and documents to which we refer you. You should read the following summary together with the more detailed information and consolidated financial statements and the notes to those statements included elsewhere in this prospectus. Except as noted herein or as the context may otherwise require, the words “TXI,” “we,” “our” and “us” refer to Texas Industries, Inc. and its subsidiaries. The phrase “fiscal year” refers to the twelve months ended May 31st of the relevant year and the term “ton” means 2,000 pounds.

Our Company

We believe that we are the largest producer of cement in Texas, a major cement producer in California and the second largest supplier of structural steel products in North America. We are also a major supplier of construction aggregates, ready-mix concrete, concrete products and steel bar products. We are the only North American producer of both cement and steel. For the year ended May 31, 2003, we had net sales of $1,364.1 million, of which $718.1 million (52.6% of net sales) was generated by our cement, aggregate and concrete segment and $646.0 million (47.4% of net sales) was generated by our steel segment. For the three months ended August 31, 2003, we had net sales of $376.0 million, of which $196.4 million (52.2% of net sales) was generated by our cement, aggregate and concrete segment and $179.7 million (47.8% of net sales) was generated by our steel segment.

During the last four years we completed two major projects to add significant capacity to our cement and steel operations that we believe strengthened our competitive position, increased our operating efficiencies and broadened our product lines.

•	In May 2001, we completed the expansion of our Midlothian, Texas cement manufacturing plant. We invested $243.3 million to add state-of-the-art dry process cement manufacturing capability to our facility. This expansion added approximately 1.5 million tons of capacity, which increased our total cement production capacity by over 40% to 5.0 million tons.

•	In August 1999, we began operation of our new state-of-the-art, low-cost structural steel facility in Dinwiddie County, Virginia. We invested $543.2 million to construct our Virginia facility, which is designed to use recycled steel scrap to produce a large variety of structural steel products, including sheet piling products. This expansion added approximately 1.2 million tons of capacity, which increased our total steel production capacity by over 60% to 3.0 million tons.

We financed these expansion projects through cash from operations and long-term financings.

Cement, Aggregate and Concrete.    For the year ended May 31, 2003 and the three months ended August 31, 2003, our cement, aggregate and concrete segment, which we refer to as our CAC segment, generated $718.1 million and $196.4 million, respectively, in net sales. We produce cement, stone, sand and gravel, ready-mix concrete and other products. Our cement production and distribution facilities are concentrated primarily in Texas and California, the two largest cement markets in the United States. For the year ended May 31, 2003 and the three months ended August 31, 2003, we shipped 4.9 million tons and 1.3 million tons, respectively, of finished cement, 19.0 million tons and 5.9 million tons, respectively, of stone, sand and gravel and 3.5 million cubic yards and 0.9 million cubic yards, respectively, of ready-mix concrete. We primarily market our CAC segment products in the southwestern United States to contractors and distributors who participate in public works, residential and non-residential construction.

Steel.    For the year ended May 31, 2003 and the three months ended August 31, 2003, our steel segment generated $646.0 million and $179.7 million, respectively, in net sales. Our two steel facilities, located in Midlothian, Texas and Dinwiddie County, Virginia, produce structural steel, steel bar products and other steel products. Our non-union workforce manufactures steel from recycled steel scrap, utilizing electric arc furnaces, continuous casting and automated rolling mills. We manufacture over 230 different types, sizes and grades of structural steel and steel bar products and market these products throughout the United States and, to a limited extent, in Canada and Mexico. We market our products to steel service centers and steel fabricators for use in the construction industry, as well as to cold finishers, forgers and original equipment manufacturers for use in the railroad, defense, automotive, manufactured housing and energy industries.

Our Industries

Cement, Aggregate and Concrete.    According to the Portland Cement Association, consumption of portland cement in the United States in 2001 approximated 124 million tons and domestic capacity approximated 103 million tons during the same period. A favorable consumption to capacity imbalance has existed since 1994, with excess consumption met by imported cement. Approximately half of the cement consumed in the United States is in public works projects. The remaining amount is consumed approximately equally by non-residential and residential construction projects. Given the high transportation costs of cement relative to its value, cement is typically sold within a 300 mile radius from the producing plant. Consequently, even cement producers with global operations compete on a regional basis and the ability to compete is based largely upon location, operating costs, prices and quality of service. Construction aggregates, such as crushed stone, sand and gravel, are consumed in virtually all types of construction. The concrete business involves the mixing of cement, sand, gravel or crushed stone and water to form concrete that is subsequently marketed and distributed to numerous construction contractors. Consumption of aggregates and concrete products largely depends on regional levels of construction activity, and therefore tends to follow consumption patterns similar to those of cement.

Structural Steel.    The U.S. steel industry is composed generally of two major types of producers: integrated mills and mini-mills. Integrated mills, which use blast furnaces to make molten steel from iron ore and coke, are more energy and capital-intensive than mini-mills, which melt recycled steel scrap with electric arc furnaces. Structural steel products include wide flange beams, channels, piling and other shapes that are primarily used in commercial, retail, industrial, institutional, public and warehouse construction. Steel bar products include reinforcing bar, which is used in concrete structures to increase tensile strength, and specialty bar products. Specialty bar products include merchant bar products and products made of engineering steels that are used in applications where the service conditions or component design requirements are exacting.

Recent Developments

On June 6, 2003, we entered into the following transactions to improve our liquidity and provide us with more financial and operating flexibility. In this prospectus, we refer to these transactions as the “Refinancing.”

New Senior Secured Revolving Credit Facility.    On June 6, 2003, certain of our subsidiaries entered into a new senior secured revolving credit facility providing for borrowings up to $200.0 million, subject to a borrowing base. We, each of the borrowers and certain of our other subsidiaries have guaranteed the obligations of the borrowers under the facility. The facility is secured by first priority liens on all of the borrowers’ and some or all of the guarantors’ existing and future acquired accounts receivable, inventory, deposit accounts and certain of their general intangibles.

Notes Offering.    On June 6, 2003, we issued $600.0 million in aggregate principal amount of outstanding notes in a private placement under Rule 144A of the Securities Act. We used the net proceeds from the sale of the outstanding notes, together with borrowings under our new senior secured credit facility, to repurchase $283.0 million principal amount of our previously issued senior notes, repay all debt outstanding under our old credit facility and repurchase our interests in the defined pool of trade receivables previously sold under our accounts receivable facility. In addition, we used a portion of the net proceeds from the sale of the outstanding notes, together with borrowings under our new senior secured credit facility, to retire all $95.5 million of our variable rate industrial development revenue bonds on August 1, 2003.

The outstanding senior notes are fully and unconditionally guaranteed by each of our existing and future domestic restricted subsidiaries, other than our accounts receivable facility subsidiary and our capital trust subsidiary. The outstanding notes are general unsecured senior obligations of Texas Industries, Inc. and, accordingly, they rank:

•	equally with all of its existing and future unsecured un-subordinated debt;

•	effectively behind all of its existing and future secured debt to the extent of the assets securing such debt, including the new senior secured credit facility;

•	ahead of any of its existing and future subordinated debt, including its 5.5% convertible subordinated debentures due 2028 that underlie its capital trust subsidiary’s company-obligated mandatorily redeemable preferred securities; and

•	structurally behind all of the existing and future liabilities of its subsidiaries that are not guarantors, including trade payables.

The guarantees of the outstanding notes are general unsecured senior obligations of the guarantors. Accordingly, they rank equally with all unsecured unsubordinated debt of the guarantors, effectively behind all secured debt of the guarantors to the extent of the assets securing such debt, and ahead of all future subordinated debt of the guarantors.

We are incorporated under the laws of the state of Delaware. We maintain our principal executive headquarters at 1341 West Mockingbird Lane, Suite 700W, Dallas, Texas 75247. Our telephone number is (972) 647-6700.

The Exchange Offer

Following is a summary of the principal terms of the exchange offer. A more detailed description is contained in the prospectus under the heading “The Exchange Offer.”

The exchange offer

We are offering to exchange up to $600.0 million principal amount of the exchange notes for up to $600.0 million principal amount of the outstanding notes. Outstanding notes may only be exchanged in $1,000 increments.

The terms of the exchange notes are identical in all material respects to those of the outstanding notes except the exchange notes will not be subject to transfer restrictions and holders of exchange notes, with limited exceptions, will have no registration rights. Also, the exchange notes will not contain provisions for an increase in their stated interest rate related to any registration or exchange delay.

Outstanding notes that are not tendered for exchange will continue to be subject to transfer restrictions and, with limited exceptions, will not have registration rights. Therefore, the market for secondary resales of outstanding notes that are not tendered for exchange is likely to be minimal.

We will issue registered exchange notes on or promptly after the expiration of the exchange offer.

Resale of the exchange notes

We believe that the exchange notes issued to you pursuant to the exchange offer may be offered for sale, resold and otherwise transferred by you, without compliance with the registration and prospectus delivery provisions of the Securities Act, if you:

•	are acquiring the exchange notes in the ordinary course of your business;

•	are not engaging, do not intend to engage and no arrangement or understanding with any person to participate in a distribution of the exchange notes; and

•	are not an “affiliate” of ours within the meaning of Rule 405 under the Securities Act.

If any of these conditions is not satisfied and you transfer any exchange notes without delivering a proper prospectus or without qualifying for an exemption from registration, you may incur liability under the Securities Act. In addition, if you are a broker-dealer seeking to receive exchange notes for your own account in exchange for outstanding notes that you acquired as a result of market-making or other trading activities, you must acknowledge that you will deliver this prospectus in connection with any offer to resell, or any resale or other transfer of the exchange notes that you receive in the exchange offer. See “Plan of Distribution.”

Expiration date	The exchange offer will expire at 5:00 p.m., New York City time, on December 23, 2003, unless we extend the exchange offer.

Withdrawal rights

You may withdraw the tender of your outstanding notes at any time prior to the expiration of the exchange offer. We will return to you any of your outstanding notes that we do not accept for exchange for any reason without expense to you promptly after the exchange offer expires or terminates.

Accrued interest on the exchange notes and the outstanding notes

Interest on the exchange notes will accrue from the last interest payment date on which interest was paid on the outstanding notes or, if no interest was paid on the outstanding notes, from the date of issuance of the outstanding notes, which was June 6, 2003. Holders whose outstanding notes are accepted for exchange will be deemed to have waived the right to receive any interest on the outstanding notes.

Conditions of the exchange offer

The exchange offer is subject to customary conditions that may be waived by us; however, the exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered for exchange. We currently anticipate that each of the conditions will be satisfied and that we will not need to waive any conditions. We reserve the right to terminate or amend the exchange offer at any time before the expiration date. For additional information, see “The Exchange Offer — Conditions of the Exchange Offer.”

Procedures for tendering the outstanding notes	If you are a holder of outstanding notes who wishes to accept the exchange offer:

•	complete, sign and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal, and mail or otherwise deliver the letter of transmittal, together with your outstanding notes, to the exchange agent at the address set forth under “The Exchange Offer — Exchange Agent;” or

•	arrange for the Depository Trust Company (“DTC”) to transmit certain required information, including an agent’s message forming part of a book-entry transfer in which you agree to be bound by the terms of the letter of transmittal, to the exchange agent in connection with a book-entry transfer.

By tendering your outstanding notes in either manner, you will be representing, among other things, that:

•	the exchange notes you receive pursuant to the exchange offer are being acquired in the ordinary course of your business;

•	you are not currently participating in, do not intend to participate in, and have no arrangement or understanding with any person to participate in, the distribution of the exchange notes issued to you in the exchange offer; and

•	you are not an “affiliate” of ours, or if you are an affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act.

Tenders by beneficial owners

If your outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your outstanding notes, you should contact the registered holder promptly and instruct the registered holder to tender your outstanding notes on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date.

Guaranteed delivery procedures

If you wish to tender your outstanding notes and cannot cause the outstanding notes, the letter of transmittal or any other required documents to be transmitted to, and received by, the exchange agent prior to the expiration of the exchange offer, you may tender your outstanding notes according to the guaranteed delivery procedures described in this prospectus under the heading “The Exchange Offer  — Exchange Offer Procedures; Guaranteed Delivery Procedures.”

Acceptance of the outstanding notes and delivery of the exchange notes

Subject to the satisfaction or waiver of the conditions to the exchange offer, we will accept for exchange any and all outstanding notes that are properly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date. The exchange notes will be delivered promptly following the expiration date. For additional information, see “The Exchange Offer — Terms of the Exchange Offer.”

Federal income tax considerations	The exchange of outstanding notes for exchange notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes. See “Certain United States Income Tax Consequences.”

Use of proceeds	We will not receive any proceeds from the issuance of the exchange notes. We will pay for all expenses incident to the exchange offer.

Consequences of failing to exchange your outstanding notes

Any of the outstanding notes that are not tendered or that are tendered but not accepted will remain subject to restrictions on transfer. Since the outstanding notes have not been registered under the federal securities laws, they bear a legend restricting their transfer absent registration or the availability of an exemption from registration. Upon completion of the exchange offer, we will have no further obligation, except under limited circumstances, to provide for registration of the outstanding notes under the federal securities laws.

Registration Rights Agreement

If we fail to complete the exchange offer as required by the Registration Rights Agreement, we may be obligated to pay additional interest to holders of outstanding notes. See “Description of Exchange Notes — Registration Rights; Liquidated Damages” for more information regarding rights to holders of outstanding notes.

Exchange Agent	Wells Fargo Bank, N.A. is serving as the Exchange Agent for the registered exchange offer. The address for the Exchange Agent is listed under “The Exchange Offer — Exchange Agent.”

The Exchange Notes

The summary below describes the principal terms of the exchange notes. The financial terms and covenants of the exchange notes are the same as the outstanding notes. Some of the terms and conditions descried below are subject to important limitations and exceptions. The “Description of Exchange Notes” section of this prospectus contains a more detailed description of the terms and conditions of the exchange notes.

Issuer	Texas Industries, Inc.

Securities	$600.0 million in principal amount of 10 1/4% senior notes due 2011.

Maturity	June 15, 2011.

Interest	Annual rate: 10 1/4%.

Payment frequency: every six months on June 15 and December 15.

First payment: December 15, 2003.

Guarantees

The exchange notes will be unconditionally guaranteed by each of our existing and future domestic restricted subsidiaries, other than our accounts receivable facility subsidiary and our capital trust subsidiary.

Ranking	The exchange notes will be general unsecured senior obligations of Texas Industries, Inc. Accordingly, they will rank:

•	equally with all of its existing and future unsecured un-subordinated debt;

•	effectively behind all of its existing and future secured debt to the extent of the assets securing such debt, including the new senior secured credit facility;

•	ahead of any of its existing and future subordinated debt, including its 5.5% convertible subordinated debentures due 2028 that underlie its capital trust subsidiary’s company-obligated mandatorily redeemable preferred securities of which, at August 31, 2003, $206.1 million aggregate principal amount were outstanding; and

•	structurally behind all of the existing and future liabilities of its subsidiaries that are not guarantors, including trade payables.

Currently, except for borrowings of $200.0 million by certain of our subsidiaries pursuant to the new senior secured credit facility, we are prohibited by the terms of the indenture governing the notes from issuing additional debt that will be effectively senior to the exchange notes, since we did not satisfy the required fixed coverage ratio of at least 2.0 to 1.

At August 31, 2003, the exchange notes and guarantees would have ranked pari passu with all of our other debt, except for the amounts outstanding under our new senior secured credit facility, and the book value of our assets pledged to secure the new senior secured credit facility was $381.7 million.

The guarantees by our subsidiaries that guarantee the exchange notes will be general unsecured senior obligations of the guarantors and will rank equally with all unsecured unsubordinated debt of the guarantors, effectively behind all secured debt of the guarantors to the extent of the assets securing such debt and ahead of all future subordinated debt of the guarantors.

Optional Redemption

We may redeem the exchange notes, in whole or in part, on or after June 15, 2007, at the redemption prices described in this prospectus, plus accrued interest. At any time before June 15, 2007, we may redeem the exchange notes, in whole or in part, at a redemption price equal to 100% of their principal amount plus a make-whole premium, together with accrued interest to the redemption date.

In addition, at any time prior to June 15, 2006, we may redeem up to 35% of the aggregate principal amount of the exchange notes at the redemption price described in this prospectus with the net cash proceeds from certain equity offerings. However, we may only make such redemptions if at least 65% of the aggregate principal amount of the exchange notes remains outstanding after each such redemption. See “Description of the Exchange Notes — Optional Redemption.”

Certain Covenants

While we do not meet the Suspension Condition, covenants contained in the indenture under which the exchange notes will be issued will, among other things, limit our ability and the ability of our restricted subsidiaries to do certain things. We will meet the Suspension Condition if the exchange notes are rated investment grade by both Moody’s Investors Service, Inc. and Standard & Poor’s Rating Services and if we are not in default under the indenture. We currently do not meet the Suspension Condition.

While we do not meet the Suspension Condition, the covenants contained in our indenture will, among other things, limit our ability and the ability of our restricted subsidiaries to:

• pay dividends on, or redeem or repurchase, our stock;

• make certain investments;

• incur additional debt or sell preferred stock;

• create liens;

• restrict dividend payments or other payments from subsidiaries to us;

• engage in consolidations and mergers or sell or transfer assets;

• engage in transactions with our affiliates; and

• sell stock in our subsidiaries.

If and while we meet the Suspension Condition, the covenants contained in the indenture will, among other things, limit our ability and the ability of our restricted subsidiaries to:

• create liens;

• restrict dividend payments or other payments from subsidiaries to us; and

• engage in consolidations and mergers or sell or transfer assets.

These covenants are subject to a number of important exceptions, limitations and qualifications that are described under “Description of Exchange Notes.”

Absence of a public market for the exchange notes on any securities exchange	We do not intend to list the exchange notes.

You should carefully consider all of the information contained in this prospectus, including the discussion under the caption “Risk Factors” regarding specific risks involved in an investment in the notes.

Summary Consolidated Financial and Other Data

Set forth below are summary consolidated financial and operating data for the three fiscal years ended May 31, 2003 and the three months ended August 31, 2002 and 2003. The statement of operations, balance sheet and other financial data for the three fiscal years ended May 31, 2003, 2002 and 2001, have been derived from our audited consolidated financial statements. The statement of operations, balance sheet and other financial data for the three months ended August 31, 2002 and 2003 have been derived from our unaudited consolidated financial statements. You should read the information presented below in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Fiscal Year Ended May 31,	Unaudited Three Months Ended August 31,
2001	2002	2003	2002	2003
($ in thousands, except operating data)
Consolidated Statement of Operations Data:
Net sales(1)	$1,347,609	$1,447,642	$1,364,109	$365,997	$376,038
Costs and expenses (income)
Cost of products sold(1)	1,177,389	1,236,944	1,270,081	323,731	352,655
Selling, general and administrative	110,956	109,151	92,961	26,423	25,603
Interest(2)	37,061	42,680	34,885	8,836	17,042
Loss on early retirement of debt	—	—	—	—	11,246
Other income	(26,368)	(24,683)	(4,424)	(1,382)	(6,196)

1,299,038	1,364,092	1,393,503	357,608	400,350

Income (loss) before the following items	48,571	83,550	(29,394)	8,389	(24,312)
Income taxes (benefit)	15,198	25,124	(12,345)	2,686	(11,465)

33,373	58,426	(17,049)	5,703	(12,847)
Dividends on preferred securities — net of tax	(7,150)	(7,150)	(7,148)	(1,788)	(1,787)
Cumulative effect of accounting change — net of tax	—	—	—	—	(1,071)

Net income (loss)	$26,223	$51,276	$(24,197)	$3,915	$(15,705)

Balance Sheet Data (at end of period):
Cash	$8,734	$7,430	$6,204	$7,197	$15,352
Total assets	1,857,361	1,773,277	1,729,610	1,782,785	1,841,151
Total debt (including current portion)	623,487	484,191	477,877	474,147	603,147
Company-obligated mandatorily redeemable preferred securities of subsidiary holding solely company convertible debentures	200,000	200,000	199,937	200,000	199,937
Shareholders’ equity	712,245	762,410	727,509	764,091	710,307
Other Financial Data:
Net sales:
CAC	$727,823	$762,414	$718,118	$197,840	$196,372
Steel	619,786	685,228	645,991	168,157	179,666
Operating profit (loss):
CAC	134,745	119,234	80,718	28,428	20,201
Steel	(22,526)	31,381	(48,633)	(3,207)	(10,094)
Ratio of earnings to fixed charges(3)	1.3	x	2.2	x	0.3	x	1.5	x	-0.2	x
Capital expenditures:
Capital expenditures — expansion	48,261	—	—	—	—
Capital expenditures — other	88,631	29,662	54,734	17,423	7,497

Total capital expenditures	136,892	29,662	54,734	17,423	7,497

See footnotes beginning on next page

	Fiscal Year Ended May 31,			Unaudited Three Months Ended August 31
	2001	2002	2003	2002	2003
	($ in thousands, except operating data)
Other Data:
Accounts receivable facility fees(4)	$7,639	$4,217	$2,765	$802	$32
Accounts receivable facility usage at end of period(5)	125,000	125,000	115,514	125,000	—
Long-term debt to total capitalization(6)	40.2%	33.0%	34.0%	32.3%	39.8%
Units Shipped: (in thousands)(7)
Cement (tons)	4,570	4,902	4,900	1,327	1,323
Stone, sand & gravel (tons)	20,834	21,152	19,003	4,951	5,883
Ready-mix (cubic-yards)	3,949	3,921	3,513	1,010	905

Structural mills (tons)	1,286	1,498	1,464	367	394
Bar mill (tons)	324	383	360	99	99

Total steel tons	1,610	1,881	1,824	466	493

(1)	We have reclassified freight and delivery costs from net sales to cost of products sold in all periods presented. The reclassifications resulted in an increase in net sales and cost of products sold of approximately $95.4 million in 2001, $102.7 million in 2002, $104.9 million in 2003 and $27.0 million in the three months ended August 31, 2002 and had no effect on our results of operations.

(2)	Excludes capitalized interest of $15.6 million in fiscal year 2001.

(3)	The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings consist of net income to which has been added income taxes, amortization of capitalized interest and fixed charges (excluding capitalized interest and dividends on preferred securities). Fixed charges consist of interest on all indebtedness (including capitalized interest) plus amortization of debt issuance costs, approximately one-third of rental expense and dividends on preferred securities. For the twelve months ended May 31, 2003 and the three months ended August 31, 2003, we had a deficiency of earnings to cover fixed charges of $37.6 million and $26.4 million, respectively. Assuming the completion of the Refinancing at the beginning of the year ended May 31, 2003 and the three months ended August 31, 2003, our ratio of earnings to fixed charges would have been 0.5x and -0.2x, respectively, and we would have had a deficiency of earnings to cover fixed charges of $37.6 million and $26.4 million, respectively.

(4)	Accounts receivable facility fees were recorded as selling, general and administrative expenses in our statement of operations data and were not included in interest.

(5)	Amounts utilized under our accounts receivable facility were deducted from accounts receivable on our balance sheet and were not reflected as part of total debt.

(6)	Total capitalization equals total debt (including current portion) plus company-obligated mandatorily redeemable preferred securities of our subsidiary holding solely company convertible debentures plus total shareholders’ equity, in each case at the end of the period.

(7)	Units shipped includes intercompany shipments.

RISK FACTORS

You should carefully consider the following risks and all of the information set forth in this prospectus before participating in the exchange offer.

Risks Related to the Exchange Offer and the Exchange Notes

Holders of outstanding notes who fail to properly tender them may be unable to resell them.

If you do not tender your outstanding notes or if we do not accept your outstanding notes because you did not tender your outstanding notes properly, then, after we consummate the exchange offer, you may continue to hold outstanding notes that are subject to the existing transfer restrictions. We will only issue exchange notes in exchange for outstanding notes that are timely received by the exchange agent, together with all required documents, including a properly completed and signed letter of transmittal. Therefore, you should allow sufficient time to ensure timely delivery of the outstanding notes and you should carefully follow the instructions on how to tender your outstanding notes. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the outstanding notes. In addition, if you tender your outstanding notes for the purpose of participation in a distribution of the exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes. If you are a broker-dealer that receives exchange notes for your own account in exchange for outstanding notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of such exchange notes. After the exchange offer is consummated, if you continue to hold any outstanding notes, you may have difficulty selling them because there will be less outstanding notes outstanding. In addition, if a large amount of outstanding notes are not tendered or are tendered improperly, the limited amount of exchange notes that would be issued and outstanding after we consummate the exchange offer could lower the market price of such exchange notes.

Our substantial debt increases the risk that we will not be able to satisfy our obligations under the exchange notes.

Our substantial debt could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to the exchange notes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to service our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, investments and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business, the cement, aggregates and concrete industry, the steel industry or the markets in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit, among other things, our ability to borrow additional funds, even when necessary to maintain adequate liquidity.

We have a significant amount of debt. The following table sets forth our total debt (including current portion), company-obligated mandatorily redeemable preferred securities, shareholders’ equity and total capitalization as of August 31, 2003:

(in thousands)
Total debt (including current portion)	$603,147
Company-obligated mandatorily redeemable preferred securities	199,937
Shareholders’ equity	710,307

Total capitalization	$1,513,391

In addition, approximately $20.6 million of letters of credit were outstanding under the new senior secured credit facility to support insurance and other obligations. We had up to $179.4 million of additional availability under our new senior secured credit facility, subject to a borrowing base. See “Description of Certain Debt and Preferred Securities — New Senior Secured Credit Facility.” The terms of the indenture governing the exchange notes, our new senior secured credit facility and our other debt agreements allow us to issue and incur additional debt upon satisfaction of certain conditions. If new debt is added to current debt levels, the related risks described above could increase.

As of August 31, 2003, our estimated future payments under our contractual obligations are summarized, as follows:

	Future Payments by Period
In thousands	Total	2004	2005-2007	2008	After 2008
Long-term debt	$603,147	$733	$2,062	$1,135	$599,217
Operating leases	59,263	16,302	22,265	4,849	15,847
Preferred securities of subsidiary	199,937	—	—	—	199,937

Total contractual obligations	$862,347	$17,035	$24,327	$5,984	$815,001

Future payments under leases exclude mineral rights which are insignificant and are generally required only for products produced. Outstanding letters of credit generally only collateralize payment of recorded liabilities.

Effective August 5, 2003, we entered into an interest rate swap that changes the characteristics of the interest payments on $200.0 million of the underlying fixed rate debt from fixed-rate payments to short-term LIBOR-based variable rate payments in order to achieve a mix of interest rates on our long-term debt which, over time, is expected to moderate financing costs. The swap is sensitive to interest rate changes. For example, if short-term interest rates increase (decrease) by one percentage point from the date of the Refinancing, annual pretax interest expense would increase (decrease) by $2.0 million.

Although the exchange notes are referred to as “senior notes,” they will be effectively subordinated to our and the subsidiary guarantors’ secured indebtedness.

The exchange notes, and each guarantee of the exchange notes, are unsecured and therefore will be effectively subordinated to any secured indebtedness we, or the relevant guarantor, may incur to the extent of the assets securing such indebtedness. In the event of a bankruptcy or similar proceeding involving us or a guarantor, the assets which serve as collateral for any secured indebtedness will be available to satisfy the obligations under the secured indebtedness before any payments are made on the exchange notes. At August 31, 2003, we had $603.1 million of debt outstanding, none of which was secured debt under our new senior secured credit facility, and up to $179.4 million of additional availability under our new senior secured credit facility, subject to a borrowing base. The exchange notes will be effectively subordinated to any borrowings under our new senior secured credit facility. See the section “Description of Certain Debt and Preferred Securities — New Senior Secured Credit Facility.”

Not all our subsidiaries will guarantee our obligations under the exchange notes, and the assets of the non-guarantor subsidiaries may not be available to make payments on the exchange notes.

Our present and future domestic restricted subsidiaries, other than our accounts receivable facility subsidiary and our capital trust subsidiary, will guarantee the exchange notes. Payments on the exchange notes are only required to be made by us and the subsidiary guarantors. As a result, no payments are required to be made from assets of subsidiaries that do not guarantee the exchange notes, unless those assets are transferred by dividend or otherwise to us or a subsidiary guarantor. After the completion of the Refinancing on June 6, 2003, our accounts receivable subsidiary had minimal assets and our capital trust subsidiary held solely our 5.5% convertible subordinated debentures due 2028 that were purchased by the capital trust from us with the proceeds from the issuance of the capital trust subsidiary’s company-obligated mandatorily redeemable preferred securities. Our foreign subsidiaries are inactive.

In the event of a bankruptcy, liquidation or reorganization of any of the non-guarantor subsidiaries, holders of their liabilities, including their trade creditors, will be entitled to payment of their claims from the assets of those subsidiaries before any assets of these subsidiaries are made available for distribution to us. As a result, the exchange notes are effectively subordinated to all debt and other liabilities of the non-guarantor subsidiaries. At August 31, 2003 the total liabilities of our accounts receivable, capital trust and foreign subsidiaries, excluding intercompany liabilities, were $1.8 million.

We may not be able to generate a sufficient amount of cash flow to service our debt, including the notes. Our ability to generate cash depends on many factors beyond our control.

Our business may not generate sufficient cash flow from operations and future borrowings may not be available to us under our new senior secured credit facility or from other sources in an amount sufficient to enable us to pay our debt, including the exchange notes, or to fund our other liquidity needs. If we are unable to generate sufficient cash flow to meet our debt service requirements, we may have to renegotiate the terms of our debt or obtain additional financing. Our ability to make payments on, or repay or refinance, our debt, including the notes, and to fund planned capital expenditures, will depend largely upon the availability of financing through our new senior secured credit facility and our future operating performance. Our future operating performance, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, our ability to borrow funds in the future to make payments on our debt will depend on our satisfaction of the covenants in our new senior secured credit facility and our other debt agreements, including the indenture governing the exchange notes, and other agreements we may enter into in the future. Specifically, we will need to maintain certain financial ratios, including a fixed charge coverage ratio, if the excess available under our new senior secured credit facility falls below $30.0 million.

We may not be able to refinance some of our indebtedness that matures prior to the maturity date of the exchange notes.

Some of our indebtedness, including all indebtedness under our new senior secured credit facility, will mature prior to the maturity date of the exchange notes. See “Description of Certain Debt and Preferred Securities — New Senior Secured Credit Facility.” We may not be able to refinance any of our debt, including our new senior secured credit facility or the exchange notes, or obtain additional financing on commercially reasonable terms or at all. If we were unable to obtain new financing under the circumstances, we would have to consider other options, such as:

•	sales of certain assets to meet our debt service obligations;

•	sales of equity; and

•	negotiations with our lenders to restructure the applicable debt.

Our new senior secured credit facility, the indenture governing the exchange notes and the terms of our other debt may restrict, or market or business conditions may limit, our ability to do any of these things.

The financing agreements governing our debt, including the exchange notes and our new senior secured credit facility, contain various covenants that restrict our ability to prepay or repurchase the exchange notes, otherwise limit our discretion in the operation of our business and could lead to acceleration of debt.

If we cannot comply with the financial covenants in our new senior secured credit facility, we may not be able to borrow under this facility. In addition, failure to comply with any of the covenants in our existing or future financing agreements could result in a default under those agreements and under other agreements containing cross-default provisions. Our existing financing agreements, including our new senior secured credit facility and the indenture governing the exchange notes, impose operating and financial restrictions on our activities. Our new senior secured credit facility requires us to comply with or maintain certain financial tests and ratios, including a fixed charge coverage ratio, if the excess availability falls below $30.0 million. Our new senior secured credit facility also limits our ability to prepay or repurchase the exchange notes. Restrictions contained in these financing agreements also limit or prohibit our ability and certain of our subsidiaries ability to, among other things:

•	make certain investments;

•	incur additional debt or sell preferred stock;

•	create liens;

•	restrict dividend payments or other payments from subsidiaries to us;

•	engage in consolidations and mergers or sell or transfer assets;

•	engage in transactions with our affiliates; and

•	sell stock in our subsidiaries.

Various risks and events beyond our control could affect our ability to comply with these covenants and maintain financial tests and ratios. A default would permit lenders to accelerate the maturity of the debt under these agreements and to foreclose upon any collateral securing that debt. In addition, lenders may be able to terminate any commitments they made to supply us with further funds. Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations, including our obligations under the exchange notes. In addition, the limitations imposed by our financing agreements on our ability to incur additional debt and to take other actions might significantly impair our ability to obtain other financing. We may not be able to obtain waivers or amendments of our financing agreements, if necessary, at acceptable terms or at all.

Federal and state statutes allow courts, under specific circumstances, to void guarantees and require exchange note holders to return payments received from guarantors.

If a guarantee of a subsidiary were voided as a fraudulent conveyance or held unenforceable for any other reason, holders of the exchange notes would be solely creditors of our company and creditors of our other subsidiaries that have validly guaranteed the notes. The exchange notes then would be effectively subordinated to all liabilities of the subsidiary whose guarantee was voided.

If the claims of the holders of the exchange notes against any subsidiary were subordinated in favor of other creditors of the subsidiary, the other creditors would be entitled to be paid in full before any payment could be made by the subsidiary on the exchange notes. If one or more of the guarantees is voided or subordinated, there may not be sufficient assets remaining to satisfy the claims of the holders of the exchange notes after providing for all prior claims.

If a bankruptcy case or lawsuit is initiated by unpaid creditors of any guarantor, the debt represented by the guarantees entered into by the guarantors may be reviewed under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws. Under these laws, a guarantee could be voided, or claims in respect of the guarantee could be subordinated to certain obligations of a guarantor if, among other things, the guarantor, at the time it entered into the guarantee:

•	received less than reasonably equivalent value or fair consideration for entering into the guarantee; and

•	either:

•	was insolvent or rendered insolvent by reason of entering into a guarantee;

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts or contingent liabilities beyond its ability to pay them as they become due.

In addition, any payment by a guarantor could be voided and required to be returned to the guarantor or to a fund for the benefit of the guarantor’s creditors under those circumstances.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts or contingent liabilities as they become due.

Based upon financial and other information, we believe that the guarantees are being incurred for proper purposes and in good faith and that we, and our subsidiaries that are guarantors, on a consolidated basis, are solvent and will continue to be solvent after this offering is completed, will have sufficient capital for carrying on our business after the issuance of the exchange notes and will be able to pay our debts as they mature. It is uncertain which standard a court would apply in making these determinations or whether a court would agree with our conclusions in this regard.

We may be unable to make a change of control offer required by the indenture governing the exchange notes, which would cause defaults under the indenture governing the exchange notes, our new senior secured credit facility and our other financing arrangements.

The terms of the exchange notes will require us to make an offer to repurchase the exchange notes upon the occurrence of certain specific kinds of change of control events. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of Notes to require the Company to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain. In addition, the terms of our new senior secured credit facility and other financing agreements may require repayment of amounts outstanding in the event of a change of control and limit our ability to fund the purchase of your exchange notes in certain circumstances. It is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of exchange notes or that restrictions in our new senior secured credit facility and other financing agreements will not allow the repurchases.

We could enter into various transactions, such as acquisitions, refinancings, recapitalizations or other highly leveraged transactions, which would not constitute a change of control, but which could nevertheless increase the amount of our outstanding debt at such time, or force us to alter our capital structure or downgrade our credit ratings, or otherwise adversely affect holders of the exchange notes.

Under the terms of the exchange notes, a variety of acquisition, refinancing, recapitalization or other highly leveraged transactions may not be considered change in control transactions. As a result, we could enter into any such transaction without being required to make an offer to repurchase the exchange notes even though the transaction could increase the total amount of our outstanding debt, force us to alter our capital structure or downgrade our credit ratings or otherwise adversely affect the holders of the exchange notes.

An active public market may not develop for the exchange notes, which may hinder your ability to liquidate your investment.

The exchange notes are a new issue of securities with no established trading market. We do not intend to list the exchange notes on any securities exchange, and neither we, nor any of our affiliates will make a market in the exchange notes. An active trading market may not develop for the exchange notes.

In addition changes in interest rates in the market for high yield securities and changes in our financial performance or prospects, as well as declines in the prices of securities, or the financial performance or prospects of similar companies may reduce the liquidity of the trading market for the exchange notes, if any, and the market price quoted for the exchange notes.

Risks Relating to Our Company

We face significant competition, and some of our competitors have resources in excess of our available resources and/or less financial leverage than we do.

All of the markets in which we participate are highly competitive. We compete in each of our cement, aggregate and concrete products markets with several other domestic suppliers of these products as well as with importers of foreign cement. Competition in this segment is based largely on price and, to a lesser extent, quality and service due to the lack of product differentiation and the commodity nature of our products. As a result, the prices that we charge our customers are not likely to be materially different from the prices charged by other producers in the same markets. Accordingly, our profitability is generally dependent on the level of demand for cement, aggregates and concrete products as a whole and on our ability to control operating costs. Prices in this segment are subject to material changes in response to relatively minor fluctuations in supply and demand, general economic conditions and other market conditions beyond our control. We may face price or volume declines in the future.

We compete in our steel markets with domestic and international producers of steel products. We compete on the basis of price, quality and the ability to meet our customers’ product needs and delivery schedules. Competition within the steel industry, both domestically and worldwide, is intense and is expected to remain so. The highly competitive nature of the steel industry has exerted downward pressure on prices. Excess world steel capacity resulting from the construction of new mini-mills, including the construction of mini-mills by our direct domestic competitors, expansion and improved production by integrated mills and substantial expansion of foreign steel capacity continue to lower the demand for U.S. steel and adversely impact the U.S. steel industry. This excess capacity, including high levels of steel imports into the United States, has in the past decreased our prices and resulted in a narrowing of gross margins. Depressed pricing and overcapacity may continue or worsen, which would negatively affect our operating results.

We have recently made significant capital expenditures to expand our facilities that are intended to strengthen our competitive position in both our CAC and steel segments. These or any future expansionary capital expenditures, however, may not improve our competitive position and business prospects as anticipated, and if they do not, our results of operations may be lowered. Further, due to the high fixed cost nature of our businesses, our operating results may be significantly affected by relatively small changes in production volumes. In addition, in each of our segments, some of our competitors are larger, have greater financial resources and/or have less financial leverage than we do. As a result, these competitors may better weather downward pricing pressure and adverse economic or industry conditions.

Our business is sensitive to economic cycles within the public, residential and non-residential construction segments as well as seasonality and inclement weather conditions.

A significant percentage of our sales of both CAC and steel products is attributable to the level of construction activity. Historically, construction spending and cement consumption have been cyclical. Demand for steel is derived primarily from non-residential construction. Demand for cement is derived primarily from public (infrastructure), residential and non-residential construction. Construction activity in each of these segments is cyclical and is influenced by prevailing economic conditions, including availability of public funds, interest rate levels, inflation, consumer spending habits and employment.

In particular, customers in our CAC segment are engaged in a substantial amount of construction in which government funding is a component and, as a result, can be subject to government budget constraints and political shifts resulting in fund reallocation. For example, Governor Gray Davis of California has proposed a $2.6 billion reduction, compared to the prior year proposal, in transportation funding for the State of California in his 2003 to 2004 budget proposal. TEA-21 provided $2.8 billion and $2.4 billion in highway construction and maintenance funding to California and Texas in 2002, respectively. In 2003, California and Texas were allocated $2.5 billion and $2.2 billion, respectively, in highway funding under the Fiscal Year 2003 Omnibus Appropriations Bill. The federal Transportation Equity Act for the 21st Century (“TEA-21”) and other public works funding may not be available in the future at levels commensurate with prior years. A significant decline in the level of construction activity in our markets would negatively affect our operating results.

The cement, aggregates and concrete markets are also generally regional because transportation costs are high relative to the value of the product. Regional markets in particular are highly cyclical. Sales in regional markets are dependent on regional demand, which is tied to local economic factors that may fluctuate more widely than those of the United States as a whole. As a result, even though we sell in more than one area of the country, our operating results are subject to significant fluctuation. The regional nature of our CAC segment also makes us vulnerable to changes in regional weather and its impact on the regional construction industry. Our CAC operating profit is generally lower in our fiscal quarter ended February 28 than it is in our other three fiscal quarters because of the impact of winter weather on construction activity. Extended periods of inclement weather can reduce construction activity at other times of the year as well.

The demand for steel products is generally affected by macroeconomic fluctuations in the U.S. and global economies. Future economic downturns, stagnant economies or currency fluctuations could decrease the demand for our products or increase imports, which could have a material adverse effect by decreasing our volume of shipments, sales and profitability. Steel results are also affected by our shut-downs scheduled every 12 to 24 months to refurbish our steel production facilities.

The availability and pricing of raw materials and energy could lower our results of operation and harm our financial condition.

In the past our results of operations and financial condition have been, and may again in the future be, worsened by increases in raw material costs or energy costs, or their lack of availability. We are dependent upon purchased recycled steel scrap as a raw material and upon energy sources, including electricity and fossil fuels. We have not entered into any long-term contracts to satisfy our fuel and electricity needs or recycled steel scrap requirements. If we are unable to meet our requirements for fuel, electricity or recycled steel scrap, we may experience interruptions in our production. In addition, the prices of these raw materials and energy sources are subject to market forces largely beyond our control and, in the past, have fluctuated significantly. We may not be able to adjust our product prices to reflect any increase in costs.

Our business would suffer if antidumping duties on imports are reduced or eliminated or foreign competitors not subject to such duties increase imports.

A substantial reduction or elimination of the existing antidumping duties could lower our results of operations.

CAC Segment. A group of domestic cement producers, including our company, filed antidumping petitions that have resulted in the imposition of significant antidumping duty cash deposits on gray portland cement and clinker imported from Mexico and Japan. In addition, the U.S. Department of Commerce signed agreements with the Venezuelan Government and Venezuelan cement producers designed to eliminate the dumping and illegal subsidization of gray portland cement and clinker from Venezuela. On an annual basis, the antidumping duties are subject to review by the Department of Commerce to determine whether the current antidumping duty deposit rates should be adjusted upward or downward.

        In 1995, the Antidumping Code of the General Agreement on Tariffs and Trade was substantially altered pursuant to the Uruguay Round of multilateral trade negotiations. U.S. legislation approving and implementing the Uruguay Round agreements requires the Department of Commerce and the U.S. International Trade Commission (“ITC”) to conduct “sunset” reviews of all outstanding antidumping and countervailing duty orders and suspension agreements, including the antidumping orders against gray portland cement and clinker from Mexico and Japan and the suspension agreements on gray portland cement and clinker from Venezuela, to determine whether they should be terminated or remain in effect. In 2000, the Department of Commerce and the ITC conducted sunset reviews of the antidumping orders and suspension agreements and determined that the antidumping orders against Mexico and Japan should remain in effect until 2005 when the ITC is scheduled to conduct another sunset review. However, the ITC determined that the suspension agreements with Venezuela were no longer necessary. Mexican cement producers have appealed the ITC sunset review determination regarding imports from Mexico to a dispute settlement panel established under the North American Free Trade Agreement. The Government of Mexico has also requested consultations with the United States regarding the Mexican cement antidumping order under World Trade Organization (“WTO”) dispute settlement rules. The consultations could lead to Mexico filing a WTO complaint challenging the Department of Commerce’s and the ITC’s determinations in the sunset reviews and the annual determinations of the amount of antidumping duties. Domestic cement producers have appealed the ITC sunset review determinations regarding imports from Venezuela to the U.S. Court of International Trade. Although to date Venezuelan imports have not competed in our markets to any significant degree, they may do so in the future.

While the average cost of imported cement rose during 2001, the cost of cement imports from some countries, particularly those from Southeast Asia, are less. Moreover, independently owned cement operators could undertake to construct new import facilities and begin to purchase large quantities of low-priced cement from countries not yet subject to antidumping orders, such as those in Asia, which could compete with domestic producers. An influx of low-priced cement or clinker products from countries not subject to antidumping orders could lower our results of operations.

Steel Segment. Excessive imports of steel into the United States have in recent years, and may again in the future, exert downward pressure on U.S. steel prices and significantly reduce our sales, margins and profitability. Competition from foreign producers has greatly increased as a result of excess foreign steel making capacity and a weakening of certain foreign economies, particularly in Eastern Europe, Asia and Latin America. In addition, we believe the downward pressure on, and depressed levels of, U.S. steel prices in recent years have been further exacerbated by imports of steel involving dumping and subsidy abuses by foreign steel producers. Some foreign steel producers are owned, controlled or subsidized by foreign governments. As a result, decisions by these producers with respect to their production, sales and pricing are often influenced to a greater degree by political and economic policy considerations than by prevailing market conditions, realities of the marketplace or consideration of profit or loss.

In July 1999, complaints were filed with the ITC and the U.S. Department of Commerce by us, Northwestern Steel & Wire Co., Nucor-Yamato Steel Co. and the United Steelworkers of America seeking to impose antidumping and countervailing duties against imports of structural steel beams from Germany, Japan, South Korea and Spain. In June and July 2000, the ITC made respective determinations that an industry in the United States is materially injured or threatened with material injury by reason of such imports from Japan and Korea that the Department of Commerce has determined are subsidized and sold in the United States at less than fair value. As a result of the ITC’s affirmative determinations, the Department of Commerce directed the U.S. Customs Service to impose countervailing and antidumping duties on imports of certain structural steel beams from these two countries. However, imports of structural steel beams from other countries increased significantly and the Committee for Fair Beam Imports (composed of Northwestern Steel & Wire Co., Nucor Corp., Nucor-Yamato Steel Co. and our company) again petitioned the ITC and the U.S. Department of Commerce concerning imports of certain structural steel beams from China, Germany, Luxembourg, Russia, South Africa, Spain and Taiwan. On June 17, 2002, the ITC determined that, although the Department of Commerce had determined that these imports were being sold in the United States at less than fair value, such imports did not materially injure or threaten with material injury an industry in the United States, and no antidumping duties were imposed on imports of structural steel beams from these countries. The Committee for Fair Beam Imports has appealed the ITC’s negative determination.

Existing duties are subject to annual review upon request. A substantial reduction or elimination of the existing antidumping duties, or an influx of low-priced steel products from countries not subject to antidumping orders, could again create downward pressure on U.S. steel prices and, in turn, lower our results of operations.

We may incur substantial expenditures to comply with environmental laws which may adversely affect our results of operations and harm our financial condition.

Changes in environmental laws may interrupt production, increase the cost of compliance and hinder our ability to build new or expand production facilities. We are subject to federal, state and local environmental laws and regulations concerning, among other matters, air emissions, furnace dust disposal and wastewater discharge. We believe we are in substantial compliance with applicable environmental laws and regulations. However, from time to time we receive claims from federal and state environmental regulatory agencies and entities asserting that we are or may be in violation of certain environmental laws and regulations. Based on our experience and information currently available to us, we believe that such claims will not have a material impact on our financial condition or results of operations. Despite our compliance and experience, it is possible that we could be held liable for future charges which might be material but are not currently known or estimable. In addition, changes in federal or state laws, regulations or requirements or discovery of currently unknown conditions could require additional expenditures by us.

Emissions sources at our facilities are regulated by a combination of permit limitations and emission standards of national and statewide application. We believe that we are in substantial compliance with our permit limitations and emission standards and regulations applicable to our existing facilities. Future changes in permit limitations and emission standards, however, may result in prolonged production interruption, significant costs of compliance or a hindrance of our ability to build new or expand existing production facilities.

Many of the raw materials, products and by-products associated with the operation of any industrial facility, including those for the production of steel, cement or concrete products, contain chemical elements or compounds that can be designated as hazardous. Such raw materials, products and by-products may also exhibit characteristics that result in their being classified as a hazardous substance or waste. Some examples are the metals present in cement kiln dust (“CKD”), electric arc furnace dust (“EAF dust”) generated by our steel facilities and the ignitability of the waste derived fuels that we use as a primary or supplementary fuel substitute for nonrenewable coal and natural gas to fire certain of our cement kilns.

Currently, CKD is exempt from hazardous waste management standards under the Resource Conservation and Recovery Act (“RCRA”) if certain tests are satisfied. We have demonstrated that the CKD we generate satisfies these tests. However, the EPA plans to apply site-specific waste-management standards to CKD under the Clean Air Act and RCRA to assure that the environment is protected. We have established operating practices and are implementing waste management programs that we believe will comply with these anticipated standards, but such practices and programs may not continue to comply in the future if regulations become more restrictive.

We utilize hazardous materials such as gasoline, acids, solvents and chemicals as well as materials that have been designated or characterized as hazardous waste by the EPA, which we utilize for energy recovery. This necessitates us to familiarize our work force with the more exacting requirements of applicable environmental laws and regulations with respect to human health and the environment related to these activities. The failure to observe these exacting requirements could jeopardize our hazardous waste management permits and, under certain circumstances, expose us to significant liabilities and costs of cleaning up releases of hazardous substances into the environment or claims by employees or others alleging exposure to hazardous substances.

Our steel facilities generate, in the same manner as other similar steel plants in the industry, EAF dust that contains lead, chromium and cadmium. The EPA has listed this EAF dust, which is collected in baghouses, as hazardous waste. We have contracts with reclamation facilities in the United States and Mexico pursuant to which such facilities receive the EAF dust generated by us and recover the metals from the dust for reuse, thus rendering the dust non-hazardous. In addition, we are continually investigating alternative reclamation technologies and have implemented processes for diminishing the amount of EAF dust generated.

We intend to comply with all legal requirements regarding the environment and health and safety matters, but since many of these requirements are subjective and therefore not quantifiable, are presently not determinable, or are likely to be affected by future legislation or rule making by government agencies, it is not possible to accurately predict the aggregate future costs of compliance and their effect on our operations, future net income or financial condition. Notwithstanding our intentions to comply with all legal requirements, if injury to persons or damage to property or contamination of the environment has been or is caused by the conduct of our business or hazardous substances or wastes used in, generated or disposed of by us, we may be liable for such injuries and damages, and be required to pay the cost of investigation and remediation of such contamination. The amount of such liability could be material, and we may incur material liability in connection with possible claims related to our operations and properties under environmental, health and safety laws.

Unexpected equipment failures may lead to production curtailments or shutdowns.

Due to the high fixed cost nature of our business, interruptions in our production capabilities may cause our productivity and results of operations to decline significantly during the affected period. Our manufacturing processes are dependent upon critical pieces of equipment, such as our cement kilns, grinding mills, stone crushers, steel furnaces, continuous casters and rolling equipment, as well as electrical equipment, such as transformers. This equipment may, on occasion, be out of service as a result of unanticipated failures or damaged during accidents. In addition to equipment failures, our facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. We have experienced two fires in fiscal year 2003, and may in the future experience material plant shutdowns or periods of reduced production as a result of equipment failures or catastrophic events.

Our California facilities may be damaged by an earthquake for which we have a limited amount of insurance.

Any significant earthquake damage to our California facilities could lower our results of operations. Our operations in California are susceptible to damage from earthquakes. We maintain only a limited amount of earthquake insurance and, therefore, we are not fully insured against earthquake risk.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements.” All statements other than statements of historical fact are “forward-looking statements.” Forward-looking statements may include the words “may,” “will,” “estimate,” “intend,” “continue,” “believe,” “expect,” “plan” or “anticipate” and other similar words. Such forward-looking statements may be contained in the sections “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry Overview” and “Business,” among other places. Forward-looking statements include statements concerning:

•	future results of operations;

•	future cash flows and liquidity;

•	future capital expenditures;

•	competitive pressures and general economic and financial conditions;

•	levels of construction activity;

•	levels of import activity;

•	inclement weather;

•	the occurrence of unanticipated equipment failures and plant outages;

•	cost and availability of raw materials, fuel and energy;

•	environmental conditions and regulations; and

•	any assumptions underlying the foregoing.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in our forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and are subject to inherent risks and uncertainties, such as those disclosed in this prospectus. Each forward-looking statement speaks only as of the date of the particular statement. We urge you to review carefully the section “Risk Factors” in this prospectus for a more complete discussion of the risks of an investment in the notes.

MARKET, RANKING AND OTHER DATA

The data included in this prospectus regarding markets and ranking, including the size of certain markets and our position and the position of our competitors within these markets, and other data, are based on independent industry publications, reports of government agencies or other published industry sources, and our estimates are based on our management’s knowledge and experience in the markets in which we operate. Our estimates have been based on information obtained from our customers, suppliers, trade and business organizations and other contacts in the markets in which we operate. However, this information may prove to be inaccurate because of the method by which we obtained some of the data for our estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in data gathering. As a result, you should be aware that market, ranking and other similar data included in this prospectus, and estimates and beliefs based on that data, may not be reliable. You should also be aware that Melvin G. Brekhus, our Executive Vice President, Cement, Aggregate and Concrete, is the Chairman Emeritus and former Chairman of the Portland Cement Association, an industry group whose publications we reference in this prospectus and that Tommy A. Valenta, our Executive Vice President, Steel, is a member of the board of the American Institute of Steel Construction and the Steel Manufacturers Association, industry groups whose research data is used in this prospectus.

USE OF PROCEEDS

We intend the exchange offer to satisfy our obligations under the registration rights agreement that we entered into in connection with the offering of the outstanding notes. We will not receive any cash proceeds from the issuance of the exchange notes pursuant to the exchange offer. Outstanding notes surrendered in exchange for the exchange notes will be retired and canceled and cannot be reissued. As a result, the issuance of the exchange notes will not result in any increase or decrease in our indebtedness. We have agreed to bear the expenses of the exchange offer. No underwriter is being used in connection with the exchange offer.

The net proceeds from the issuance and sale of the outstanding notes was approximately $585.8 million, after deducting the discount payable to the initial purchasers and estimated offering expenses payable by us. We used the net proceeds from offering of the outstanding notes, together with borrowings under our new senior secured credit facility, to repurchase $283.0 million principal amount of our previously issued senior notes, repay all debt outstanding under our then-existing credit facility, repurchase our interests in the defined pool of trade receivables previously sold under our accounts receivable facility, and collateralize the letters of credit supporting the variable-rate industrial development revenue bonds prior to their retirement on August 1, 2003.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of August 31, 2003. Concurrently with the offering of the outstanding notes, we entered into a new senior secured credit facility, which provided us with up to $200.0 million of available borrowings, subject to a borrowing base. We intend to use the availability remaining under our new senior secured credit facility after the Refinancing for working capital purposes.

You should read the following table in conjunction with “Use of Proceeds,” “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Certain Debt and Preferred Securities,” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

(in thousands)
Total debt (including current portion):
New senior secured credit facility(1)	$—
Senior notes offered hereby	600,000
Pollution control bonds, due through 2007, interest rate 3.00% (75% of prime)	3,855
Fair value of interest rate swap	(1,227)
Other	519

Total debt	603,147
Company-obligated mandatorily redeemable preferred securities of subsidiary holding solely company convertible debentures	199,937
Shareholders’ equity	710,307

Total capitalization	$1,513,391

(1)	As of August 31, 2003, $20.6 million in letters of credit were subject to our new senior secured credit facility.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

Set forth below are selected consolidated financial and operating data for the five fiscal years ended May 31, 2003 and the three months ended August 31, 2002 and 2003. The statement of operations, balance sheet and other financial data for the five fiscal years ended May 31, 2003, have been derived from our audited consolidated financial statements. The statement of operations, balance sheet and other financial data for the three months ended August 31, 2002 and 2003 have been derived from our unaudited consolidated financial statements. You should read the information presented below in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Fiscal Year Ended May 31,					Unaudited Three Months Ended August 31,
	1999	2000	2001	2002	2003	2002	2003
	($ in thousands, except operating data)
Consolidated Statement of Operations Data:
Net sales(1)	$1,208,218	$1,403,650	$1,347,609	$1,447,642	$1,364,109	$365,997	$376,038
Costs and expenses (income)
Cost of products sold(1)	970,920	1,161,720	1,177,389	1,236,944	1,270,081	323,731	352,655
Selling, general and administrative	104,604	113,713	110,956	109,151	92,961	26,423	25,603
Interest(2)	11,310	32,743	37,061	42,680	34,885	8,836	17,042
Loss on early retirement of debt	—	—	—	—	—	—	11,246
Other income	(22,713)	(19,500)	(26,368)	(24,683)	(4,424)	(1,382)	(6,196)

	1,064,121	1,288,676	1,299,038	1,364,092	1,393,503	357,608	400,350

Income (loss) before the following items	144,097	114,974	48,571	83,550	(29,394)	8,389	(24,312)
Income taxes (benefit)	48,283	37,995	15,198	25,124	(12,345)	2,686	(11,465)

	95,814	76,979	33,373	58,426	(17,049)	5,703	(12,847)
Dividends on preferred securities — net of tax	(7,071)	(7,150)	(7,150)	(7,150)	(7,148)	(1,788)	(1,787)
Cumulative effect of accounting change — net of tax	—	—	—	—	—	—	(1,071)

Net income (loss)	$88,743	$69,829	$26,223	$51,276	$(24,197)	$3,915	$(15,705)

Balance Sheet Data (at end of period):
Cash	$17,652	$6,988	$8,734	$7,430	$6,204	$7,197	$15,352
Total assets	1,531,053	1,815,680	1,857,361	1,773,277	1,729,610	1,782,785	1,841,151
Total debt (including current portion)	465,533	632,657	623,487	484,191	477,877	474,147	603,147
Company-obligated mandatorily redeemable preferred securities of subsidiary holding solely company convertible debentures	200,000	200,000	200,000	200,000	199,937	200,000	199,937
Shareholders’ equity	632,550	698,026	712,245	762,410	727,509	764,091	710,307
Other Financial Data:
Net sales:
CAC	$688,815	$722,182	$727,823	$762,414	$718,118	$197,840	$196,372
Steel	519,403	681,468	619,786	685,228	645,991	168,157	179,666
Operating profit (loss):
CAC	165,310	169,717	134,745	119,234	80,718	28,428	20,201
Steel	12,950	15,238	(22,526)	31,381	(48,633)	(3,207)	(10,094)

See footnotes beginning on next page

	Fiscal Year Ended May 31,										Unaudited Three Months Ended August 31,
	1999		2000		2001		2002		2003		2002		2003
	($ in thousands, except operating data)
Ratio of earnings to fixed charges(3)	3.1	x	2.5	x	1.3	x	2.2	x	0.3	x	1.5	x	-0.2	x
Capital expenditures:
Capital expenditures — expansion	379,240		266,346		48,261		—		—		—		—
Capital expenditures — other	96,224		50,750		88,631		29,662		54,734		17,423		7,497

Total capital expenditures	475,464		317,096		136,892		29,662		54,734		17,423		7,497
Other Data:
Accounts receivable facility fees(4)	$1,065		$6,227		$7,639		$4,217		$2,765		$802		$32
Accounts receivable facility usage at end of period(5)	100,000		85,000		125,000		125,000		115,514		125,000		—
Long-term debt to total capitalization(6)	35.4%		41.0%		40.2%		33.0%		34.0%		32.3%		39.8%
Units Shipped: (in thousands)(7)
Cement (tons)	3,852		4,135		4,570		4,902		4,900		1,327		1,323
Stone, sand & gravel (tons)	18,010		19,653		20,834		21,152		19,003		4,951		5,883
Ready-mix (cubic-yards)	4,203		4,197		3,949		3,921		3,513		1,010		905

Structural mills (tons)	1,030		1,470		1,286		1,498		1,464		367		394
Bar mill (tons)	296		331		324		383		360		99		99

Total steel tons	1,326		1,801		1,610		1,881		1,824		466		493

(1)	We have reclassified freight and delivery costs from net sales to cost of products sold in all periods presented. The reclassifications resulted in an increase in net sales and cost of products sold of approximately $81.4 million in 1999, $97.2 million in 2000, $95.4 million in 2001, $102.7 million in 2002, $104.9 million in 2003 and $27.0 million for the three months ended August 31, 2002 and had no effect on our results of operations.

(2)	Excludes capitalized interest of $23.2 million in fiscal year 1999, $12.7 million in fiscal year 2000 and $15.6 million in fiscal year 2001.

(3)	The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings consist of net income to which has been added income taxes, amortization of capitalized interest, fixed charges (excluding capitalized interest and dividends on preferred securities) and minority interest in our subsidiary, Chaparral Steel Company. Fixed charges consist of interest on all indebtedness (including capitalized interest) plus amortization of debt issuance costs, approximately one- third of rental expense and dividends on preferred securities. For the twelve months ended May 31, 2003 and the three months ended August 31, 2003, we had a deficiency of earnings to cover fixed charges of $37.6 million and $26.4 million, respectively. Assuming the completion of the Refinancing at the beginning of the year ended May 31, 2003 and the three months ended August 31, 2003, our ratio of earnings to fixed charges would have been 0.5x and -0.2x, respectively, and we would have had a deficiency of earnings to cover fixed charges of $37.6 million and $26.4 million, respectively.

(4)	Accounts receivable facility fees were recorded as selling, general and administrative expenses in our statement of operations data and were not included in interest.

(5)	Amounts utilized under our accounts receivable facility were deducted from accounts receivable on our balance sheet and were not reflected as part of long-term debt.

(6)	Total capitalization equals total debt (including current portion) plus company-obligated mandatorily redeemable preferred securities of subsidiary holding solely company convertible debentures plus total shareholders’ equity, in each case at the end of the period.

(7)	Units shipped includes intercompany shipments.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with the financial statements, including the related notes and the other financial information appearing elsewhere in this prospectus, as well as the risks described in the “Risk Factors” section. The following discussion contains forward looking statements. See “Forward-Looking Statements.”

Overview

We believe that we are the largest producer of cement in Texas, a major cement producer in California and the second largest supplier of structural steel products in North America. We are also a major supplier of construction aggregates, ready-mix concrete, concrete products and steel bar products. We are the only North American producer of both cement and steel. Our two business segments consist of cement, aggregate and concrete products, which we refer to as our CAC segment, and structural steel and steel bar products, which we refer to as our steel segment. Through our CAC segment, we produce and sell cement, stone, sand and gravel, ready-mix concrete and other products. Through our steel segment, we produce and sell structural steel products, which include wide flange beams, channels, piling products and other shapes, and steel bar products, which include reinforcing bar and specialty bar products.

Our CAC facilities are concentrated primarily in Texas, Louisiana and California and we market construction materials primarily to contractors and distributors in those regions. Our steel facilities, located in Midlothian, Texas and Dinwiddie County, Virginia, produce a wide variety of products utilizing recycled steel obtained from crushed automobiles and other sources as the principal raw material. Steel products, sold principally to steel service centers, fabricators, cold finishers, forgers and original equipment manufacturers, are distributed to markets in North America.

A number of major growth and improvement projects during the last five years have increased our annual capacity and geographic diversity. In 1998, we expanded our total cement capacity from 2.1 million tons to 3.5 million tons through the acquisition of Riverside Cement Company in California. This $115.4 million acquisition opened the California cement market to us. In 1999, we began operation of our new state-of-the-art structural steel facility in Dinwiddie County, Virginia. This $543.2 million investment added approximately 1.2 million tons, doubling our capacity to make structural steel products, and broadened our product lines. In May 2001, we completed the expansion of our Midlothian, Texas cement manufacturing plant, adding 1.5 million tons of capacity. This $243.3 million expansion increased production efficiencies, enhanced our position as the largest supplier of cement in Texas and brought our overall annual cement capacity to 5.0 million tons. With the Midlothian cement expansion, we substantially completed our planned program of major investments. In the future, we intend to expand and upgrade our California portland cement plant to make it one of the most efficient, low-cost facilities in the western United States. The timing for this expansion has not been determined and is dependent, among other things, upon improved operating cash flow and the level of construction activity in California.

These major expansion investments have increased our annual depreciation expense from approximately $62 million in fiscal year 1998 to approximately $100 million in recent years; however, our maintenance capital expenditure requirements have not increased proportionately. Removing the major expansion and other growth investments from the last five years of total capital spending, annual maintenance capital expenditures averaged slightly less than $50 million. This modest level of maintenance capital spending has provided us with the ability to generate free cash flow in excess of our net income.

Net Sales

Consumption of cement, aggregates and concrete products is generally determined by the level of public works (particularly highway construction), residential and non-residential construction activity. The consumption of structural steel, our main steel product, is primarily a function of non-residential construction.

Given the high transportation costs of cement relative to its value, we typically sell cement within a 300-mile radius from our production facilities. Aggregates and ready-mix concrete are generally marketed within a 100-mile radius of a plant site for the same reason. These transportation limitations serve to make the markets for these products very regional in nature. Transportation costs are not as critical to our steel operations as they are to our CAC segment and, as a result, we market steel products throughout the United States and, to a limited extent, in Canada and Mexico.

Our CAC customers inventory very little of our products. As a result, inclement weather that slows or even stops construction has an immediate impact on our CAC shipments. For this reason, our third fiscal quarter ending February is generally the low quarter of the year for CAC shipments and operating results. Our steel customers and end users maintain higher levels of inventory that tend to lessen the impact that weather might have on consumption of structural steel, making our steel shipments and operating results much less dependent on the weather.

While we strive to excel in providing service and quality to our customers, the commodity nature of our products makes price the most important factor in generating sales. As a result, supply and demand determine the general price level for products of both our CAC and steel segments.

For year ended May 31, 2003 and the three months ended August 31, 2003, our ready-mix and other concrete operations consumed approximately 18% and 16% of our cement sales, respectively, and approximately 30% and 25% of our aggregate sales, respectively, with the rest of our sales going to outside customers. Practically all of our steel shipments are made to outside customers.

Sales are recognized when title has transferred and products are delivered. Historically, we have included delivery fees in the amount we billed customers to the extent needed to recover our cost of freight and delivery. Net sales were presented as revenues including delivery fees offset by freight and delivery costs and were disclosed as such. The Emerging Issues Task Force of the FASB reached a final consensus on Issue No. 00-10, “Accounting for Shipping and Handling Fees and Costs.” EITF 00-10 addresses the income statement classification of amounts charged to customers for shipping and handling, as well as costs incurred related to shipping and handling. The EITF concluded that amounts billed to a customer in a sale transaction related to shipping and handling should be classified as revenue. The EITF also concluded that if costs incurred related to shipping and handling are significant and not included in cost of sales, an entity should disclose both the amount of such costs and the line item on the income statement that includes them. In connection with this issue, we have reclassified freight and delivery costs from net sales to cost of products sold in all periods presented in its Consolidated Statements of Operations. The reclassifications resulted in an increase in both net sales and cost of products sold of approximately $104.9 million, $102.7 million and $95.4 million for 2003, 2002 and 2001, respectively and $27.0 million for the three months ended August 31, 2002. These reclassifications had no effect on our results of operations or financial position.

Cost of Products Sold

We extract limestone, the primary raw material in the manufacture of cement, principally from our own quarries where we estimate we have approximately 100 years of reserves. Other raw materials, such as iron ore and gypsum, are purchased from outside suppliers. Energy comprises approximately 30% of the cost to make a ton of cement, depending on the type of manufacturing process. Fossil fuels and other alternative fuels fire the chemical process that changes the limestone raw material into clinker. Electricity powers the machinery that grinds both the raw material at the beginning of the process and the clinker into finished cement (a fine powder).

We extract aggregates from owned or leased property and then clean, crush and separate the materials according to required specifications using automated equipment and machinery. Ready-mix concrete is a mixture of cement, aggregates and water. The mixing primarily takes place in the rotating drum of a concrete delivery truck while en route to a construction site.

Taken as a whole, our CAC operations are energy intensive. Labor, repair and maintenance costs, depreciation and depletion make up most of the remainder of production expenses. A large portion of our cost is fixed. As a result, relatively small changes in production volumes can cause significant changes in unit costs.

We make all of our steel products from recycled steel scrap, which accounts for approximately 33% of our steel unit cost of production. We purchase recycled steel scrap from outside suppliers on a spot basis, a portion of which we shred ourselves for our Texas plant’s requirements. The recycled steel scrap is melted in arc furnaces powered by electricity. Additives and alloys supplement the steel raw material depending on product specifications. The molten steel is formed by a caster into an intermediate product that is then rolled into a finished product to exact specifications for size and quality.

Energy costs are the next major cost component in steel-making. Electricity powers the arc furnaces and the heavy machinery used to roll finished products; natural gas is used to reheat the intermediate product before it is shaped in the rolling mill. Labor, depreciation, repair and maintenance make up the remaining costs of production.

As in our CAC operations, a large portion of our steel cost is fixed. As a result, relatively small changes in production volumes can cause significant changes in unit costs.

Selling, General and Administrative

Selling, general and administrative expenses are comprised of all costs associated with our sales, finance and accounting, materials and transportation, and administrative departments. These costs include labor and benefits (including incentive compensation), professional services, accounts receivable facility fees, property taxes, and bad debt expense. Selling, general and administrative expenses relating to our CAC segment or our steel segment are expenses that are directly attributable to sales in each segment.

Other Income

Other income includes sales of surplus operating assets and real estate. Also included in other income during some periods were settlements we received as a result of our litigation against certain graphite electrode suppliers.

Results of Operations

BUSINESS SEGMENTS

The following table highlights certain of our operating information:

	Year Ended May 31,			Unaudited Three Months Ended August 31,
	2001	2002	2003	2002	2003
	($ and units shipped in thousands)
TOTAL SALES (including intercompany sales)
Cement	$326,065	$349,330	$337,624	$93,785	$90,885
Ready-mix	235,201	231,543	203,349	59,007	52,425
Stone, sand & gravel	114,326	117,761	105,521	28,136	32,205
Structural mills	451,895	501,158	460,227	119,919	128,479
Bar mill	105,391	114,682	116,231	31,085	33,146

UNITS SHIPPED (including intercompany shipments)
Cement (tons)	4,570	4,902	4,900	1,327	1,323
Ready-mix (cubic yards)	3,949	3,921	3,513	1,010	905
Stone, sand & gravel (tons)	20,834	21,152	19,003	4,951	5,883
Structural mills (tons)	1,286	1,498	1,464	367	394
Bar mill (tons)	324	383	360	99	99

NET SALES
Cement	$254,019	$276,964	$278,116	$76,417	$75,905
Ready-mix	234,674	231,276	203,013	58,925	52,356
Stone, sand & gravel	80,547	85,319	74,084	19,854	24,082
Other products	108,761	115,046	108,613	28,492	28,724
Delivery fees	49,822	53,809	54,292	14,152	15,305

TOTAL CAC	727,823	762,414	718,118	197,840	196,372

Structural mills	451,895	501,158	460,227	119,919	128,479
Bar mill	105,391	114,682	116,231	31,085	33,146
Other products	16,945	20,475	18,921	4,263	4,683
Delivery fees	45,555	48,913	50,612	12,890	13,358

TOTAL STEEL	619,786	685,228	645,991	168,157	179,666

TOTAL NET SALES	$1,347,609	$1,447,642	$1,364,109	$365,997	$376,038

	Year Ended May 31,			Unaudited Three Months Ended August 31,
	2001	2002	2003	2002	2003
	($ and units shipped in thousands)
CAC OPERATIONS
Gross Profit	$207,283	$210,559	$167,350	$51,769	$41,200
Less: Depreciation, depletion & amortization	40,283	46,726	47,336	11,922	11,473
Selling, general & administrative	48,761	46,840	40,553	12,020	11,297
Other income	(16,506)	(2,241)	(1,257)	(601)	(1,771)

OPERATING PROFIT	134,745	119,234	80,718	28,428	20,201
STEEL OPERATIONS
Gross Profit	59,035	97,537	20,563	13,986	5,609
Less: Depreciation & amortization	59,884	52,503	47,916	11,938	12,178
Selling, general & administrative	24,940	27,693	20,943	5,978	7,466
Other income	(3,263)	(14,040)	337	(723)	(3,941)

OPERATING PROFIT	(22,526)	31,381	(48,633)	(3,207)	(10,094)

TOTAL OPERATING PROFIT (LOSS)	112,219	150,615	32,085	25,221	10,107
CORPORATE RESOURCES(1)
Other income	6,599	8,402	3,504	58	484
Less: Depreciation & amortization	1,218	1,508	1,860	438	476
Selling, general & administrative	31,968	31,279	28,238	7,616	6,139

	(26,587)	(24,385)	(26,594)	(7,996)	(6,131)
INTEREST EXPENSE	(37,061)	(42,680)	(34,885)	(8,836)	(17,042)
LOSS ON EARLY RETIREMENT OF DEBT	—	—	—	—	(11,246)

INCOME (LOSS) BEFORE TAXES & OTHER ITEMS	$48,571	$83,550	$(29,394)	$8,389	$(24,312)

CAPITAL EXPENDITURES
CAC	$107,692	$12,569	$31,688	$10,609	$3,505
Steel	26,252	16,840	22,407	6,457	3,893
Corporate resources	2,948	253	639	357	99

	$136,892	$29,662	$54,734	$17,423	$7,497

IDENTIFIABLE ASSETS
CAC	$700,976	$663,229	$645,416	$655,805	$708,807
Steel	1,039,083	1,009,749	989,399	1,018,620	1,012,888
Corporate resources	117,302	100,299	94,795	98,360	119,456

	$1,857,361	$1,773,277	$1,729,610	$1,782,785	$1,841,151

(1)	Corporate resources include administration, financial, legal, environmental, human resources and real estate activities that are not allocated to operations and are excluded from operating profit.

Three Months Ended August 31, 2003 Compared to Three Months Ended August 31, 2002

Operating Profit

CAC operating profit declined $8.2 million for the three months ended August 31, 2003. Higher maintenance and energy costs and lower realized prices at our Texas cement plants more than offset an increase in aggregate shipments. Steel operating profit declined $6.9 million for the three months ended August 31, 2003, including a $4.2 million increase in other income from the Company’s litigation against certain graphite electrode suppliers. Higher energy and scrap costs offset a 7% increase in structural steel shipments. The decline in non-residential construction continues to result in a very competitive structural steel market.

Net Sales

CAC sales for the three months ended August 31, 2003 at $196.4 million were down less than 1%. Total cement sales declined $2.9 million from the prior year on 3% lower average trade prices and comparable shipments. Ready-mix sales declined from the prior year period $6.6 million on 10% lower shipments. Aggregate sales increased from the prior year period $4.1 million on 19% higher shipments and 6% lower average trade prices.

Steel sales at $179.7 million increased $11.5 million from the prior year period. Structural steel sales increased $8.6 million on 7% higher shipments. Average realized prices were somewhat lower than the prior year period but 3% above the May 2003 quarter. Bar mill sales increased $2.1 million on 7% higher realized prices.

Operating Costs

CAC costs for the three months ended August 31, 2003 at $166.4 million, including depreciation, depletion and amortization, increased $8.8 million due to a 13% increase in unit cement manufacturing costs resulting from higher maintenance and energy costs at our Texas cement plants. Steel costs at $186.2 million, including depreciation and amortization, increased $20.1 million from the prior year period due to increased structural steel shipments and the effect of higher energy and scrap costs on unit costs.

CAC selling, general and administrative expense at $11.5 million, including depreciation and amortization, decreased $900,000 from the prior year period primarily due to lower payroll, incentive and bad debt expense. Steel selling, general and administration expense, including depreciation and amortization, at $7.5 million increased $1.5 million from the prior year period due to higher bad debt expense.

CAC other income increased $1.2 million from the prior year period due to higher gains from the disposal of surplus operating assets. Steel other income in the current quarter included $4.2 million from our litigation against certain graphite electrode suppliers.

Corporate Resources

Selling, general and administrative expenses for the three months ended August 31, 2003 at $6.6 million, including depreciation and amortization, decreased $1.4 million from the prior year period due to lower general expenses and the termination of our agreement to sell receivables.

Other income increased $400,000 from the prior year period due to higher interest income and gains from the disposal of corporate assets.

Interest Expense

Interest expense for the three months ended August 31, 2003 at $17.0 million increased $8.2 million from the prior year period. The effect on future interest cost of our June 2003 Refinancing is discussed under Liquidity and Capital Resources.

Loss on Early Retirement of Debt

As a result of our June 2003 refinancing, we recognized an ordinary loss on early retirement of debt of $11.2 million, representing $8.5 million in premium or consent payments to holders of the existing senior notes and a write-off of $2.7 million of debt issuance costs associated with the debt repaid.

Income Taxes

Our current effective tax rate for the three months ended August 31, 2003 is estimated at 45.3% compared to 30.6% in the prior year period. The primary reason that the tax rate differs from the 35% statutory corporate rate is due to percentage depletion that is tax deductible and state income tax expense.

Dividends on Preferred Securities - Net of Tax

Dividends on preferred securities of subsidiary net of tax benefit amounted to $1.8 million in each of the three-month periods ended August 31, 2003 and 2002.

Cumulative Effect of Accounting Change - Net of Tax

Effective June 1, 2003, we adopted Statement of Financial Accounting Standards No. 143 “Accounting for Asset Retirement Obligations,” which applies to legal obligations associated with the retirement of long-lived assets. We incur legal obligations for asset retirement as part of our normal CAC and Steel operations related to land reclamation, plant removal and Resource Conservation and Recovery Act closures. Application of the new rules resulted in a cumulative charge of $1.1 million, net of tax of $600,000.

Fiscal 2003 Compared to Fiscal 2002

Operating Profit

CAC operating profits declined $38.5 million. Softening demand due to the decline in non-residential construction and abnormal inclement weather in Texas during the winter months reduced ready-mix and aggregate shipments. Higher energy and maintenance costs reduced cement margins. Steel operating profit declined $80.0 million, including a $9.1 million decrease in other income from our litigation against certain graphite electrode suppliers. The decline in non-residential construction has resulted in a very competitive structural steel market. Realized prices for structural steel declined significantly from the prior year as we have sought to maintain market share. Increased raw material and energy costs also contributed to reduced margins.

Net Sales

Consolidated net sales at $1,364.1 million declined $83.5 million from 2002. CAC net sales at $718.1 million were 6% lower than the prior year. Total cement sales decreased $11.7 million on comparable shipments as average trade prices declined 2% from the prior year. Ready-mix sales declined $28.2 million on 10% lower volume at 2% lower average prices. Aggregate sales decreased $12.2 million on 10% lower shipments.

Steel sales at $646.0 million were $39.2 million below the prior year. Structural steel average realized prices for the year were down 6% on 2% lower shipments. Bar sales were comparable to the prior year as 6% lower shipments were offset by 8% higher realized prices.

Operating Costs

Consolidated cost of products sold at $1,270.1 million, including depreciation, depletion and amortization, increased $33.2 million from 2002. CAC costs at $596.7 million were unchanged from the prior year as lower ready-mix volume offset the impact of higher energy and maintenance costs on cement unit costs. Steel costs at $673.4 million increased $33.2 million. Lower shipments that reduced costs $10.8 million were offset by higher unit production costs resulting from increased raw material and energy costs.

CAC selling, general and administrative expense at $41.9 million, including depreciation and amortization, decreased $6.8 million primarily due to lower incentive compensation and bad debt expense. Steel expenses at $20.9 million decreased $6.7 million due to lower bad debt and general expenses.

CAC other income decreased due to lower gains from the disposal of surplus operating assets. Steel other income in the prior year included $9.6 million from our litigation against certain graphite electrode suppliers compared to $500,000 in the current year.

Fiscal 2002 Compared to Fiscal 2001

Operating Profit

CAC operating profit declined $15.5 million on reduced cement margins and lower other income. Steel operating profit increased $53.9 million over the prior year on higher shipments and improved margins, as well as a $9.2 million increase in other income from our litigation against certain graphite electrode suppliers. In June 2002, the U.S. International Trade Commission failed to impose anti-dumping protection for certain future steel beams imported into the U.S. During the months of May and June 2002 the Euro strengthened 9.6% in relation to the U.S. dollar. Both of these factors suggest uncertainty as to the level of future European steel beam sales into the U.S.

Net Sales

Consolidated net sales at $1,447.6 million increased $100.0 million from 2001. CAC net sales at $762.4 million were 5% above the prior year as demand for building materials in our CAC markets remained solid. Total cement sales increased $23.3 million on 7% higher shipments. Average trade prices were comparable to the prior year. Ready-mix sales declined $3.7 million on somewhat lower volume and average prices. Aggregate sales increased $3.4 million on somewhat higher volumes and average prices. Wet weather in the Company’s Texas markets limited ready-mix and aggregate shipments in the May 2002 quarter. Ready-mix volume declined 15% and aggregate shipments declined 17% from the prior year quarter.

Steel sales at $685.2 million were 11% above the prior year. Reduced imports improved our market share. Structural steel sales increased $49.3 million on 16% higher shipments. Average realized prices, although 5% lower than the prior year, increased 9% from the May 2001 quarter. Bar sales increased 9% for the year on 18% higher shipments at 8% lower realized prices.

Operating Costs

Consolidated cost of products sold at $1,236.9 million, including depreciation, depletion and amortization, increased $59.5 million from 2001. CAC costs were $596.7 million, an increase of $39.9 million, as a result of increased cement shipments and aggregate production and the impact of higher cement plant maintenance costs. Steel costs were $640.2 million, an increase of $19.6 million. Higher shipments increased costs $91.1 million offset by lower unit production costs due to improving efficiencies at the Virginia plant and lower scrap costs.

CAC selling, general and administrative expense at $48.7 million, including depreciation and amortization, decreased $4.1 million primarily due to lower incentive compensation and insurance expense offset in part by a $4.4 million increase in bad debt expense. Steel expense increased $2.8 million primarily due to a $4.1 million increase in bad debt expense offset by lower administrative and general expenses.

CAC other income includes routine sales of surplus operating assets which decreased $14.3 million from the prior year. Steel other income includes $9.6 million from our litigation against certain graphite electrode suppliers.

Corporate Resources

Selling, general and administrative expenses at $30.1 million in 2003, including depreciation and amortization, decreased $2.7 million on lower incentive compensation and costs associated with our agreement to sell receivables. Other income in 2003 decreased $4.9 million primarily due to lower real estate income.

Selling, general and administrative expenses at $32.8 million in 2002, including depreciation and amortization, decreased $400,000. A decrease of $3.4 million in costs associated with our agreement to sell receivables was offset by higher administrative and general expenses. Other income in 2002 increased $1.8 million primarily due to $2.7 million higher real estate income offset by lower investment income.

Interest Expense

Interest expense at $34.9 million in 2003 decreased $7.8 million from the prior year as a result of lower average outstanding debt. The effect on future interest costs of our June 2003 Refinancing is discussed under Liquidity and Capital Resources.

Interest expense at $42.7 million in 2002 increased $5.6 million from the prior year. This reflects a $10.0 million decrease in interest incurred as a result of lower average outstanding debt at lower interest rates offset by a $15.6 million decrease in interest capitalized. With the completion of our major plant expansions no interest was capitalized in 2002.

Income Taxes

Our effective tax rate was 40.1% in 2003, 29.3% in 2002 and 30.2% in 2001. The primary reason that the current tax rate differs from the 35% statutory corporate rate is due to percentage depletion that is tax deductible and state income tax expense. Deferred taxes include a $12.9 million alternative minimum tax credit carryforward that is available for offset against future regular income taxes. In addition, we have $90.5 million in federal net operating loss carryforwards, which expire in 2023.

Dividends on Preferred Securities—Net of Tax

Dividends on preferred securities of subsidiary net of tax benefit amounted to $7.1 million in 2003 and $7.2 million in both 2002 and 2001.

Critical Accounting Policies

The preparation of financial statements and accompanying notes in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the amounts reported. Changes in the facts and circumstances could have a significant impact on the resulting financial statements. We believe the following critical accounting policies affect our more complex judgments and estimates.

Long-lived Assets

We review long-lived assets for impairment whenever changes in circumstances indicate that the carrying amount of the assets may not be recoverable and would record an impairment charge if necessary. Such evaluations compare the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset and are significantly impacted by estimates of future prices for our products, capital needs, economic trends and other factors.

Goodwill

We test goodwill for impairment at least annually. If the carrying amount of the goodwill exceeds its fair value an impairment loss is recognized. In applying a fair-value-based test, estimates are made of the expected future cash flows to be derived from the applicable reporting unit. Similar to the review for impairment of other long-lived assets, the resulting fair value determination is significantly impacted by estimates of future prices for our products, capital needs, economic trends and other factors.

Legal Contingencies

We and our subsidiaries are defendants in lawsuits which arose in the normal course of business, and make provision for the estimated loss from any claim or legal proceeding when it is probable that a reasonably estimable liability has been incurred.

Environmental Liabilities

We are subject to environmental laws and regulations established by federal, state and local authorities, and makes provision for the estimated costs related to compliance when it is probable that a reasonably estimable liability has been incurred.

Receivables

We evaluate the ability to collect accounts receivable based on a combination of factors. A reserve for doubtful accounts is maintained based on the length of time receivables are past due or the status of a customer’s financial condition. If we are aware of a specific customer’s inability to make required payments, specific amounts are added to the reserve.

Liquidity and Capital Resources

To improve liquidity and provide more financial and operating flexibility, on June 6, 2003, we issued $600 million of 10.25% senior notes maturing June 15, 2011. The net proceeds were used to repay the outstanding debt under the revolving credit facility, repurchase all senior notes outstanding at May 31, 2003, and collateralize the letters of credit supporting the variable-rate industrial development revenue bonds prior to their retirement on August 1, 2003. The remaining proceeds were applied toward the cost of our agreement whereby the entire outstanding interest in the defined pool of trade receivables previously sold was repurchased and the agreement to sell receivables was terminated. The Refinancing adds approximately 4% to our overall average effective interest rate and together with the additional amount borrowed is expected to result in higher annual interest costs of approximately $30 million. Effective August 5, 2003, we entered into an interest rate swap that changes the characteristics of the interest payments on $200 million of the underlying fixed-rate payments to short-term LIBOR-based variable rate payments in order to achieve a mix of interest rates on our long-term debt which, over time, is expected to moderate financing costs. In the August 2003 quarter, we recognized an ordinary loss on early extinguishment of debt of approximately $11.2 million, representing $8.5 million in premium or consent payments to holders of the existing senior notes and a write-off of $2.7 million of debt issuance costs associated with the debt repaid.

The new senior notes represent our general unsecured senior obligations. The new senior notes were issued by Texas Industries, Inc. (our parent company), which has no independent assets or operations, excluding amounts related to its investments in its consolidated subsidiaries and financing activities. All of our 100% owned subsidiaries, excluding TXI Capital Trust I, the Company’s accounts receivable subsidiary, and minor subsidiaries without operations or material assets, have provided a joint and several, full and unconditional guarantee of the securities. The terms of the notes contain covenants that among other things provide for restrictions on the payment of dividends or repurchasing common stock, making certain investments, incurring additional debt or selling preferred stock, creating liens, and transferring assets. At any time prior to June 15, 2006, we may redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 110.25% of the principal amount thereof, plus accrued interest, with the net cash proceeds from certain equity offerings. In addition, at any time on or prior to June 15, 2007, we may redeem all or part of the notes at a redemption price equal to the sum of the principal amount thereof, plus accrued interest and a make-whole premium. After June 15, 2007, we may redeem all or a part of the notes at a redemption price of 105.125% in 2007, 102.563% in 2008 and 100% in 2009 and thereafter.

To replace the revolving credit facility and agreement to sell receivables, we have entered into a new senior secured credit facility, which will provide up to $200 million of available borrowings, subject to a borrowing base. The facility matures in June 2007 with borrowings limited based on the net amounts of eligible accounts receivable and inventory. Initial borrowings will bear annual interest at either the LIBOR based rate plus 2.5% or the prime rate plus .5%. These interest rate margins are subject to performance price adjustments. Commitment fees at an annual rate of .375% are to be paid on the unused portion of the facility. We may terminate the facility at anytime, and under certain circumstances may be required to pay a termination fee.

The new senior secured credit facility is collateralized by first priority liens on substantially all of our existing and future acquired accounts receivable, inventory, deposit accounts and certain of its general intangibles. The new debt agreement contains covenants restricting, among other things, prepayment or redemption of notes, distributions, dividends and repurchases of capital stock and other equity interests, acquisitions and investments, indebtedness, liens and affiliate transactions. In addition, there is the requirement to meet certain financial tests and to maintain certain financial ratios if the excess availability under the new senior secured credit facility falls below $30 million, including maintaining a fixed charge coverage ratio and meeting a minimum tangible net worth test.

A portion of our initial borrowing of $28.5 million under the new senior secured credit facility was applied toward the repurchase of the outstanding interest in the defined pool of trade receivables previously sold. In addition, $17.7 million of the facility was reserved to support letters of credit.

Our ability to incur additional debt is currently limited to borrowings available under the new senior secured credit facility. The payment of cash dividends on Common Stock is currently limited to an annual amount of $7.0 million.

We historically have financed major capital expansion projects with cash from operations and long-term borrowings. Working capital requirements and capital expenditures for normal replacement and technological upgrades of existing equipment and expansions of its operations are funded with cash from operations. The fiscal year 2004 capital expenditure budget for these activities is estimated currently at approximately $50 million. In addition, we lease certain mobile and other equipment used in its operations under operating leases that in the normal course of business are renewed or replaced by subsequent leases.

As of August 31, 2003, our estimated future payments under our contractual obligations are summarized, as follows:

	Future Payments by Period
In thousands	Total	2004	2005-2007	2008	After 2008
Long-term debt	$603,147	$733	$2,062	$1,135	$599,217
Operating leases	59,263	16,302	22,265	4,849	15,847
Preferred securities of subsidiary	199,937	—	—	—	199,937

Total contractual obligations	$862,347	$17,035	$24,327	$5,984	$815,001

Future payments under leases exclude mineral rights which are insignificant and are generally required only for products produced. Outstanding letters of credit generally only collateralize payment of recorded liabilities.

We expect cash from operations and borrowings under the new senior secured credit facility to be sufficient to provide funds for capital expenditure commitments, scheduled debt repayments and working capital needs for at least the next year.

Cash Flows

Net cash provided by operations for the three months ended August 31, 2003 was $83.5 million, compared to $31.1 million provided in the prior year period. The decrease in operating cash flow of $114.6 million was primarily the result of our repurchase of trade receivables in the amount of $115.5 million. The repurchase was funded out of the proceeds of the June 2003 refinancing. Excluding the repurchase, cash provided by operating activities was comparable to the prior year period. The effects of lower net income were offset by changes in operating assets and liabilities. Steel inventories declined $11.8 million on increased structural steel shipments. In the prior year period, a scheduled shutdown to refurbish the Steel production facilities increased prepaid expenses $10.8 million.

Net cash provided by operations was $56.9 million in 2003, compared to $171.0 million in the prior year, primarily due to lower net income and the related increase in deferred taxes. CAC receivables and inventories are comparable to prior year levels. Steel inventories declined $7.3 million on lower production. A scheduled shutdown to refurbish the Steel production facilities increased prepaid expenses $6.1 million. Collection of tax refund claims reduced receivables $2.4 million, compared to $14.2 million in the prior year. Accounts payable and accrued expenses increased $4.5 million due primarily to higher trade accounts payable.

Net cash provided by operations was $171.0 million in fiscal year 2002, compared to $151.2 million in the prior year. Increased net income and deferred taxes were offset in part by changes in working capital items. Higher steel shipments increased receivables $8.6 million. CAC receivables declined $14.1 million and raw material and supply inventories grew $7.1 million as wet weather in our Texas markets reduced ready-mix and aggregate sales in the May 2002 quarter. Collection of tax refund claims reduced receivables $14.2 million in 2002. Accounts payable and accrued expenses decreased $19.7 million primarily due to lower trade accounts payable as a result of the completion of the Midlothian cement plant expansion.

Net cash used by investing activities was $7.4 million for the three months ended August 31, 2003, compared to $19.6 million in the prior year period. Capital expenditures for normal replacement and technological upgrades of existing equipment and expansions of the our operations excluding major plant expansions was $7.5 million, down $9.9 million from the prior year period.

Net cash used by investing activities was $42.1 million in 2003, compared to $29.5 million in the prior year. Capital expenditures for normal replacement and technological upgrades of existing equipment and expansions of our operations excluding major plant expansions was $54.7 million, up $25.1 million from the prior year. In 2001, $48.3 million was incurred in completing the expansion of the Company’s Midlothian, Texas cement plant.

Net cash used by investing activities was $29.5 million in fiscal year 2002, compared to $125.1 million in the prior year, consisting principally of capital expenditure items. Capital expenditures for normal replacement and technological upgrades of existing equipment and expansions of our operations excluding major plant expansions were $29.7 million, down $59.0 million from fiscal year 2001. In fiscal year 2001, $48.3 million was incurred in completing the expansion of our Midlothian, Texas cement plant.

Net cash provided by financing activities was $100.1 million for the three months ended August 31, 2003, compared to $11.8 million used in the prior year period. The proceeds from the June 2003 refinancing net of issuance and retirement costs funded the repurchase of trade receivables. Our quarterly cash dividend of $.075 per common share remained unchanged from the prior year period.

Net cash used by financing activities was $16.0 million in 2003, compared to $142.7 million in the prior year. Long-term debt was reduced $6.3 million in 2003 and $139.3 million in 2002. Our quarterly cash dividend at $.075 per common share remained unchanged from the prior year.

Other Items

Litigation

In November 1998, Chaparral Steel Company, a 100% owned subsidiary, filed an action in the District Court of Ellis County, Texas against certain graphite electrode suppliers seeking damages for illegal restraints of trade in the sale of graphite electrodes. During the August 2003 quarter we obtained a settlement from a producer of graphite electrodes in the net amount of $4.2 million. We have now obtained settlements from all the major producers named in the action and do not anticipate any material future settlements.

Environmental Matters

We are subject to federal, state and local environmental laws and regulations concerning, among other matters, air emissions, furnace dust disposal and wastewater discharge. We believe we are in substantial compliance with applicable environmental law and regulations. However, from time to time, we receive claims from federal and state environmental regulatory agencies and entities asserting that we are or may be in violation of certain environmental laws and regulations. Chapparral Steel’s Virginia facility is in discussions with the Virginia Air Pollution Control Board regarding changes to its permitted emissions of carbon monoxide (CO) and nitrogen oxides (NOx). Its permit limits were expressed as a proportion comparing pounds of emissions per ton of steel manufactured and were initially derived using the assumption that the facility would operate at 100% capacity, which did not occur. The Virginia Air Pollution Control Board has proposed the voluntary payment of a $137,500 civil charge in resolution of alleged past violations and will require amendments to the permit going forward. Based on our experience and the information currently available to us, we believe that all such other claims will not have a material impact on our financial condition or results of operations. Despite our compliance and experience, it is possible that we could be held liable for future charges which might be material but are not currently known or estimable. In addition, changes in federal or state laws, regulations or requirements or discovery of currently unknown conditions could require additional expenditures by us.

Market Risk

We have not historically entered into derivatives or other financial instruments for trading or speculative purposes. Because of the short duration of our investments, changes in market interest rates would not have a significant impact on their fair value. The fair value of our debt outstanding at May 31, 2003, did not exceed its carrying value.

The Refinancing increased the amount of fixed rate debt outstanding, will add approximately 4% to our overall average effective interest rate, and together with the additional amount borrowed is expected to result in higher annual interest costs of approximately $30 million. The fair value of the debt will vary as interest rates change.

Effective August 5, 2003, we entered into an interest rate swap that changes the characteristics of the interest payments on $200 million of the underlying fixed rate debt from fixed-rate payments to short-term LIBOR-based variable rate payments in order to achieve a mix of interest rates on we long-term debt which, over time, is expected to moderate financing costs. The swap is sensitive to interest rate changes. For example, if short-term interest rates increase (decrease) by one percentage point from the date of the Refinancing, annual pretax interest expense would increase (decrease) by $2 million.

On October 21, 2003, we declared our quarterly cash dividend of $.075 per common share, totaling $1.6 million, payable on November 28, 2003.

New Accounting Pronouncements

As of May 31, 2003, we adopted the disclosure requirements of SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure,” which provides for expanded disclosure concerning stock-based compensation, including disclosures in interim financial statements, and amends SFAS No. 123.

Effective June 1, 2003, we adopted SFAS No. 143, “Accounting for Asset Retirement Obligations,” which establishes standards for accounting for legal obligations associated with the retirement of long-lived assets. Application of the new rules resulted in an increase in net property, plant and equipment of $500,000, a net increase in asset retirement obligation liabilities of $2.2 million and a pre-tax cumulative charge of $1.7 million.

Effective June 1, 2003, we adopted SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” For most companies, SFAS No. 145 will require gains and losses on extinguishments of debt to be classified as income or loss from continuing operations rather than as extraordinary items as previously required under SFAS No. 4. Extraordinary treatment will be required for certain extinguishments as provided in APB Opinion No. 30. SFAS No. 145 also amends SFAS No. 13 to require certain modifications to capital leases be treated as a sale-leaseback and modifies the accounting for sub-leases when the original lessee remains a secondary obligor (or guarantor). Our adoption required that the loss on early retirement of debt incurred in the August 2003 quarter be recognized as an ordinary loss.

Effective June 1, 2003, we adopted SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. We had no financial instruments for which a change in classification was required.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities,” clarifying the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Effective December 1, 2003, we will adopt the provisions of Interpretation No. 46. Its adoption is not expected to have a material impact on our financial statements at adoption.

INDUSTRY OVERVIEW

The following discussion is intended to provide background information concerning the industries in which we operate. You are cautioned, however, that our businesses are not necessarily affected by the industry trends or other factors discussed below in the same manner or to the same degree as the industry generally. Some of the information included in the following discussion is based on predictions and projections. These predictions and projections are subject to inherent uncertainties. Consequently, actual results may differ materially from those expressed in or implied by these predictions and projections. See “Forward-Looking Statements.” For specific information about our business and operating results, see “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other information contained in this prospectus.

Cement, Aggregates and Concrete

Cement

Cement is manufactured through a closely controlled chemical process to meet specific quality standards. The manufacturing process begins with the mining and crushing of limestone, clay and other raw materials. The crushed raw materials are fed in pre-established proportions, which vary depending on the type of cement to be produced, into a grinding process, which mixes the various materials more thoroughly and reduces them further in size in preparation for the kiln. In the kiln, the raw materials are processed at a very high temperature to produce clinker. Clinker generally is produced utilizing either of two basic methods, a “wet” or a “dry” process. In a wet process plant, raw materials are mixed with water to form a slurry that is fed into the kiln. This process has the advantage of greater ease in the handling and mixing of the raw materials; however, additional heat, and therefore fuel, is required to evaporate the moisture before the raw materials can react to form clinker. The dry process excludes the addition of water into the process. Dry process plants with pre-heater pre-calciners, like our Texas dry process plants, have separate burners to accomplish a significant portion of the chemical reaction of the raw materials before they are fed into the kiln and are therefore more energy efficient.

Cement is the essential binding material used in making concrete, which is widely used in public works, residential, and non-residential construction activity. Gray portland cement is largely a commodity product, and due to this lack of product differentiation, cement producers compete with domestic and international sources of cement largely on the basis of price. Given the high transportation costs of cement relative to its value, cement is typically sold within a 300 mile radius from the producing plant. Consequently, even cement producers with global operations compete on a regional basis in each market in which that company manufactures and distributes products. No single cement company in the United States has a production and distribution system extensive enough to serve all U.S. markets. The ability of a company to compete in a given market depends largely on location, operating costs of its plants and associated distribution terminals, price and service in that market.

According to the Portland Cement Association, consumption of portland cement in the United States in 2001 totaled approximately 124 million tons and domestic capacity approximated 103 million tons during the same period. A favorable consumption to capacity imbalance has existed since 1994 in the United States, with excess consumption met by imported cement.

U.S. Cement Capacity and Consumption

Cement consumption is driven by expenditures for federal and state infrastructure programs, public works projects, residential construction, and non-residential construction. Approximately half of the cement consumed in the United States is in public works projects. The remaining amount is consumed approximately equally in non-residential and residential construction projects. On the federal level, infrastructure funds are appropriated by Congress, through programs such as the Transportation Equity Act of the 21st Century (TEA-21), which has allocated an average of $28 billion annually to transportation projects for the six-year period through 2003. In 2002, California and Texas received $2.8 billion and $2.4 billion, respectively, in funding under TEA-21. In 2003, California and Texas were allocated $2.5 billion and $2.2 billion, respectively, in highway funding under the Fiscal Year 2003 Omnibus Appropriations Bill, making these two states the largest funding recipients in the United States. In fall 2003, TEA-21 is scheduled for re-authorization for an additional six-year period.

Both California and Texas have favorable long-term indicators for increased highway and infrastructure spending. California is the largest state by population, followed by Texas, and California and Texas were ranked one and two respectively by absolute population growth over the last decade (California’s population grew over 4 million, or approximately 14%, and Texas’ population grew over 3.8 million, or approximately 23%). Texas is expected to grow approximately 60% faster than the rest of the United States from 2000 to 2025, increasing its population by 55% to 32 million. California is expected to grow 45% from 2000 to 2020. We believe these population trends will create increased pressure to boost transportation spending and to increase residential, commercial, industrial, medical and educational construction spending.

Aggregates and Concrete

The construction aggregates business consists of the mining, extraction, production and sale of stone, sand and gravel. Construction aggregates, such as crushed stone, sand and gravel, are consumed in virtually all types of construction, including highway construction and maintenance. The concrete business involves the mixing of cement, sand, gravel or crushed stone and water to form concrete that is subsequently marketed and distributed to numerous construction contractors.

Consumption of aggregates and concrete products largely depends on regional levels of construction activity and tends to follow consumption patterns similar to those of cement. Both the aggregates and concrete industries are highly fragmented, with numerous participants operating in localized markets. The cost of transportation of both aggregates and concrete products is high relative to their value, and consequently, producers are typically limited to a market area within 100 miles of their production facilities.

Steel

The U.S. steel industry is generally composed of two major types of producers: integrated mills and mini-mills. Integrated mills, which use blast furnaces to make molten steel from iron ore and coke, are more energy and capital-intensive than mini-mills, which melt recycled steel scrap with electric arc furnaces. As a group, mini-mills are generally characterized by a lower cost of production and higher productivity than integrated mills. This is due, in part, to lower capital costs and to lower operating costs resulting from a more streamlined melting process, technological advances in casting and smaller, more efficient plant layouts. Moreover, mini-mills have tended to employ a management culture that emphasizes flexible, incentive-oriented non-union labor practices designed to encourage productivity and efficiency. The smaller plant size of a mini-mill also permits greater flexibility in the choice of location for the mini-mill to optimize scrap supply, energy costs, infrastructure and distribution. As mini-mill production technologies have evolved, mini-mill producers have displaced integrated producers as manufacturers of numerous steel products. Today in the United States the primary producers of structural steel and steel bar products utilize the mini-mill process.

The market for structural steel, our primary steel product, is a niche market in the U.S. steel industry, with consumption totaling 7.4 million tons in 2002, or approximately 6% of total U.S. steel consumed. Structural steel products include wide flange beams, standard beams, channels and other shapes that are primarily used in commercial, retail, industrial, institutional and warehouse construction. Additional markets include manufactured housing and public works.

Because the demand for structural steel products in North America is driven primarily by non-residential construction, structural steel consumption has been, and continues to be, highly cyclical, influenced by periods of economic growth or recession. The slowing of the U.S. economy has resulted in reduced levels of non-residential construction activity since 2000. As a result, structural steel consumption has declined and structural steel capacity currently exceeds demand. Competition from foreign producers is typically strong, but imports of structural products have declined from a year ago. Actions by U.S. producers to maintain market share versus imports have combined with overall demand and supply conditions to create intense competitive pressures on structural steel prices.

The following chart highlights the cyclical nature of the non-residential construction industry and the correlation between the usage of structural steel and non-residential construction activity.

Source:	FW Dodge for nonresidential construction; AISA for U.S. structural steel comparison.

Steel bar products consist of reinforcing bar, a commodity product, and specialty bar products. Reinforcing bar is used in concrete structures to increase tensile strength. It is relatively easy to make and is therefore made by a large number of producers. As a result, the market for this product is very regional. Specialty bar products include merchant bar products and products made of engineering steels that are used in applications where the service conditions or component design requirements are exacting. Such applications include oil country goods, automotive components, industrial hardware and tools. Because higher quality specifications are required to make these products, fewer producers compete for this market.

BUSINESS

Overview

We believe that we are the largest producer of cement in Texas, a major cement producer in California and the second largest supplier of structural steel products in North America. We are also a major supplier of construction aggregates, ready-mix concrete, concrete products and steel bar products. We are the only North American producer of both cement and steel. We derive significant benefits from operating in both the cement and steel industries, primarily in lowering production costs, enhancing productivity through the innovative recycling of co-products of manufacturing and diversifying end-use markets and customers for our products. As of August 31, 2003, we operated 105 manufacturing facilities in 7 states. For the year ended May 31, 2003, we had net sales of $1,364.1 million, of which $718.1 million (52.6% of net sales) was generated by our cement, aggregate and concrete segment and $646.0 million (47.4% of net sales) was generated by our steel segment. For the three months ended August 31, 2003, we had net sales of $376.0 million, of which $196.4 million (52.2% of net sales) was generated by our cement, aggregate and concrete segment and $179.7 million (47.8% of net sales) was generated by our steel segment.

During the last four years we completed two major projects to add significant capacity to our cement and steel operations that we believe strengthened our competitive position, increased our operating efficiencies and broadened our product lines.

•	In May 2001, we completed the expansion of our Midlothian, Texas cement manufacturing plant. We invested $243.3 million to add state-of-the-art dry process cement manufacturing capability to our facility. This expansion added approximately 1.5 million tons of capacity, which increased our total cement production capacity by over 40% to 5.0 million tons.

•	In August 1999, we began operation of our new state-of-the-art, low-cost structural steel facility in Dinwiddie County, Virginia. We invested $543.2 million to construct our Virginia facility, which is designed to use recycled steel scrap to produce a large variety of structural steel products, including sheet piling products. This expansion added approximately 1.2 million tons of capacity, which increased our total steel production capacity by over 60% to 3.0 million tons.

We financed these expansion projects through cash from operations and long-term financings.

Cement, Aggregate and Concrete.    For the year ended May 31, 2003 and the three months ended August 31, 2003, our cement, aggregate and concrete segment, which we refer to as our CAC segment, generated $718.1 million and $196.4 million, respectively, in net sales. We produce cement, stone, sand and gravel, ready-mix concrete and other products, which represented approximately 39%, 12%,27% and 15%, respectively, of segment net sales for the three months ended August 31, 2003. As of August 31, 2003, we operated 103 facilities that supplied such products. Our cement production and distribution facilities are concentrated primarily in Texas and California, the two largest cement markets in the United States. For the year ended May 31, 2003 and the three months ended August 31, 2003, we shipped 4.9 million tons and 1.3 million tons, respectively, of finished cement, 19.0 million tons and 5.9 million tons, respectively, of stone, sand and gravel and 3.5 million cubic yards and 0.9 million cubic yards, respectively, of ready-mix concrete. We primarily market our CAC segment products in the southwestern United States to contractors and distributors who participate in public works, residential and non-residential construction.

Steel.    For the year ended May 31, 2003 and the three months ended August 31, 2003, our steel segment generated $646.0 million and $179.7 million, respectively, in net sales. Our two steel facilities, located in Midlothian, Texas and Dinwiddie County, Virginia, produce structural steel, steel bar products, and other steel products, which represented approximately 72%, 18% and 3%, respectively, of segment net sales for the three months ended August 31, 2003. Our non-union workforce manufactures steel from recycled steel scrap, utilizing electric arc furnaces, continuous casting and automated rolling mills. Our structural and bar mills shipped 1.8 million tons of finished product for the year ended May 31, 2003 and 0.5 million tons of finished products for the three months ended August 31, 2003. We manufacture over 230 different types, sizes and grades of structural steel and steel bar products and market these products throughout the United States and, to a limited extent, in Canada and Mexico. Our structural steel products include wide flange beams, channels, piling products and other shapes and our steel bar products include reinforcing bar and specialty bar products. We market our products to steel service centers and steel fabricators for use in the construction industry, as well as to cold finishers, forgers and original equipment manufacturers for use in the railroad, defense, automotive, manufactured housing and energy industries.

Products

Cement

Our cement operations produce gray portland cement as its principal product. We also produce specialty cements such as white portland, masonry and oil well.

Cement production facilities are located at four sites in Texas and California: Midlothian, Texas, south of Dallas/ Fort Worth, the largest cement plant in Texas; Hunter, Texas, south of Austin; and Oro Grande and Crestmore, California, both near Los Angeles. Except for the Crestmore facility, the limestone reserves used as the primary raw material are located on fee-owned property adjacent to each of the plants. Raw material for the Crestmore facility is purchased from multiple outside suppliers. Information regarding each of our facilities is as follows:

Plant	Rated Annual Productive Capacity — Tons of Clinker	Manufacturing Process	Service Date	Internally Estimated Minimum Reserves — Years
Midlothian, TX	2,200,000	Dry	2001	100
	600,000	Wet	1960
Hunter, TX	800,000	Dry	1979	100
Oro Grande, CA	1,300,000	Dry	1948	90
Crestmore, CA	100,000	Dry	1962	N/A

Total	5,000,000

We use our patented CemStarSM process in both of our Texas facilities and our Oro Grande, California facility to increase combined annual production by 6%. The CemStarSM process adds “slag,” a co-product of steel-making, into a cement kiln along with the regular raw material feed. The slag is added to the feedstock materials fed into the kiln and serves to increase the production of clinker with little additional cost. The primary fuel source for all of our facilities is coal; however, we displace approximately 15% of our coal needs at our Midlothian plant and approximately 8% of our coal needs at our Hunter plant by utilizing alternative fuels such as waste-derived fuels and tires. Our facilities also consume large amounts of electricity obtained primarily under fixed-price firm supply contracts of short duration. We believe that adequate supplies of both fuel and electricity are readily available.

We produced approximately 1.3 million tons of finished cement in the three months ended August 31, 2003, 4.8 million tons in fiscal year 2003, 4.7 million tons in fiscal year 2002, and 4.1 million tons in 2001. Total annual shipments of finished cement were approximately 1.3 million tons in the three months ended August 31, 2003, 4.9 million tons in fiscal years 2003 and 2002 and 4.6 million tons in fiscal year 2001 of which 1.1 million tons in the three months ended August 31, 2003, 4.0 million tons in fiscal year 2003 and 3.9 million tons in fiscal year 2002 and 3.5 million tons in fiscal year 2001 were shipped to outside trade customers. The difference between production and shipments of cement is purchased cement. We purchased for resale large amounts of cement during fiscal years 2000 and 2001 to prepare the market for our Midlothian, Texas expansion.

We market our cement products in the southwestern United States. The principal marketing area includes the states of Texas, Louisiana, Oklahoma, California, Nevada, Arizona and Utah. Sales offices are maintained throughout the marketing area and sales are made primarily to numerous customers in the construction industry, no one of which accounted for more than 10% of the trade sales volume in fiscal year 2003.

Cement is distributed by rail or truck to eight distribution terminals located throughout the marketing area.

The cement industry is highly competitive with suppliers differentiating themselves based on price, service and quality.

Aggregates

Our aggregate operations, which include sand, gravel, crushed limestone and expanded shale and clay (a specialty aggregate product), are conducted from facilities primarily serving the Dallas/ Fort Worth, Austin and Houston areas in Texas; the southern Oklahoma area; the Alexandria, New Orleans, Baton Rouge and Monroe areas in Louisiana; the Oakland/ San Francisco and Los Angeles areas in California; and the Denver area in Colorado. The following table summarizes certain information about our aggregate production facilities:

Type of Facility and General Location	Number of Plants	Rated Annual Productive Capacity	Internally Estimated Minimum Reserves — Years
Crushed Limestone
North Central & South Texas	2	8.1 million tons	25
Oklahoma(1)	1	5.5 million tons	99
Sand & Gravel
North Central Texas	4	3.3 million tons	24
Central Texas	5	4.0 million tons	13
Louisiana	10	5.4 million tons	33
South Central Oklahoma	1	1.4 million tons	11
Expanded Shale & Clay(2)
North Central & South Texas	2	1.2 million cu. yds	25
California	2	.5 million cu. yds	25
Colorado	1	.4 million cu. yds	25

(1)	Operations started in August 2002.
(2)	Net Sales of expanded shale and clay are included within CAC other products.

Reserves identified with the facilities shown above and additional reserves available to support future plant sites are contained on approximately 58,000 acres of land, of which approximately 41,000 acres are owned in fee and the remainder leased. The expanded shale and clay plants operated at 80% of rated annual productive capacity for fiscal year 2003 with sales of approximately 1.6 million cubic yards. Production for the remaining aggregate facilities during fiscal year 2003 was 77% of rated annual productive capacity and sales for the year totaled 19.4 million tons, of which approximately 14.3 million tons were shipped to outside trade customers. For the three months ended August 31, 2003, sales totaled 5.9 million tons, of which approximately 4.6 million tons were shipped to outside trade customers. In addition, we own and operate three industrial sand plants and an aggregate blending facility.

The cost of transportation limits the marketing of these various aggregates to the areas within 100 miles of the plant sites. Consequently, sales of these products are related to the level of construction activity near these plants. These products are marketed by our sales organization located in the areas served by the plants and are sold to numerous customers, no one of which would be considered significant to our business. The distribution of these products is provided to trade customers principally by contract or customer-owned haulers, and a limited amount of these products is distributed by rail for affiliated usage.

Ready-Mix Concrete

Our ready-mix concrete operations are situated in three areas in Texas (Dallas/ Fort Worth/ Denton, Houston and East Texas), in north and central Louisiana, and at one location in southern Arkansas. The following table summarizes various information concerning these facilities:

Location	Number of Plants	Number of Trucks
Texas	43	398
Louisiana	15	101
Arkansas	1	2

The plants listed above are located on sites we own or lease. We manufacture and supply a substantial amount of the cement and aggregates used by the ready-mix plants with the remainder being purchased from outside suppliers. Ready-mix concrete is sold to various contractors in the construction industry, no one of which would be considered significant to our business.

Other Concrete and Brick Products

The major concrete and brick products we manufacture and market are summarized below:

Products	Locations
Prepackaged concrete and related products	Dallas/Fort Worth, Texas
Austin, Texas
Cresson, Texas
Houston, Texas
Concrete block	Alexandria, Louisiana
Bossier City, Louisiana
Monroe, Louisiana
Clay brick	Athens, Texas
Mineral Wells, Texas
Mooringsport, Louisiana

We own the plant or distribution sites in the above locations. The products are marketed by our sales force in each of these locations, and are primarily delivered by trucks we own. Because the cost of delivery is significant to the overall cost of most of these products, the market area is generally restricted to within approximately 100 miles of the plant locations. These products are sold to various contractors, owners and distributors, no one of which would be considered significant to our business.

In most of our principal markets for concrete products, we compete vigorously with at least three other vertically integrated concrete companies. We believe that we are a significant participant in each of the Texas and Louisiana concrete products markets. The principal methods of competition in concrete products markets are quality and service at competitive prices.

Steel

Our steel facilities, located in Midlothian, Texas and Dinwiddie County, Virginia, produce a broader array of steel products than a traditional mini-mill. We use our patented near net shape casting technology at both facilities. This process involves casting molten steel into a shape that is closer to a product’s final shape than traditional casting methods. This technology provides energy and capital cost savings in the making of wide flange beams and other structural steel products. The Texas facility has two electric arc furnaces with continuous casters that feed melted steel to a bar mill, a structural mill and a large beam mill. Finished (rolled) products produced include beams up to twenty-four inches wide, merchant bar-quality rounds, special bar quality rounds, reinforcing bar and channels. The Virginia facility has one electric arc furnace and in-line processing units consisting of two near-net shape casters and a sophisticated rolling mill. Finished products produced include beams up to thirty-six inches wide, sheet piling, H-piling and channels.

The rated annual capacities of the operating facilities are as follows:

	Rated Annual Productive Capacity (Tons)	Approximate Facility Square Footage
Texas
Melting	1,800,000	265,000
Rolling	1,900,000	560,000
Virginia
Melting	1,300,000	135,000
Rolling	1,200,000	500,000

The bar and structural mills produced approximately 0.4 million tons of finished products in the three months ended August 31, 2003, 1.8 million tons in fiscal year 2003, 1.9 million tons in fiscal year 2002 and 1.7 million tons in fiscal year 2001.

The principal raw material is recycled steel scrap. Shredded steel represents approximately 40% of the raw material mix. A major portion of the shredded steel requirements of the Texas facility is produced by an on-site shredder operation utilizing primarily crushed auto bodies purchased on the open market. We purchase shredded steel on the open market to meet the requirements of the Virginia facility. Another grade of recycled steel scrap, #1 Heavy, representing approximately 30% of the raw material mix is also purchased on the open market. The purchase price of recycled steel scrap is subject to market forces largely beyond our control. The supply of recycled steel scrap is expected to be adequate to meet future requirements.

The steel mini-mills consume large amounts of electricity and natural gas. Electricity for the Texas facility is obtained from a local utility under fixed-price firm supply contracts typically of short duration. Electricity for the Virginia facility is obtained from a local utility under an interruptible supply contract with price adjustments that reflect increases or decreases in the utility’s fuel costs. Natural gas is obtained from local gas utilities under supply contracts. We believe that adequate supplies of both electricity and natural gas are readily available.

Our steel products are marketed by our sales organization throughout the United States and to a limited extent in Canada and Mexico. Sales are primarily to steel service centers and steel fabricators for use in the construction industry, as well as to cold finishers, forgers and original equipment manufacturers for use in the railroad, defense, automotive, mobile home and energy industries. We do not place heavy reliance on franchises, licenses or concessions. None of our customers accounted for more than 10% of our steel segment sales for fiscal year 2003. Sales to affiliates are minimal. Orders are generally filled within 45 days and are cancelable. Delivery of finished products is accomplished by common carrier, customer-owned trucks, rail or barge.

We compete with steel producers, including foreign producers, on the basis of price, quality and service. Certain of the foreign and domestic competitors, including both large integrated steel producers and mini-mills, have substantially greater assets and larger sales organizations than ours. Intense sales competition exists for substantially all of our steel products.

Competition

All of the markets in which we participate are highly competitive. Our competitors in our cement, aggregate and concrete products markets include Holcim Ltd. and Cemex. We compete in each of our cement, aggregate and concrete products markets with several other domestic suppliers of these products as well as with importers of foreign cement. Competition in this segment is based largely on price and, to a lesser extent, quality and service due to the lack of product differentiation and the homogenous nature of our products. As a result, the prices that we charge our customers are not likely to be materially different from the prices charged by other producers in the same markets. Accordingly, our profitability is generally dependent on the level of demand for cement, aggregates and concrete products as a whole and on our ability to control operating costs. Prices in this segment are subject to material changes in response to relatively minor fluctuations in supply and demand, general economic conditions and other market conditions beyond our control. We may face price or volume declines in the future.

We compete in our steel markets with domestic and international producers of steel products. Our domestic competitors in structural products include Nucor Corporation, Steel Dynamics, Inc., Roanoke Steel Company, Gerdau AmeriSteel Corporation, Commercial Metals Company, Bayou Steel Corporation and North Star Steel, Inc. Our domestic competitors in bar products include Nucor Corporation, Quanex - MacSteel and Republic Engineered Products LLC. Depending on economic conditions, from time to time international producers enter our markets by offering steel delivered to port cities. These international producers include Arcelor, Duferco, Corus, Gerdau, Huta Katowice, Kangwon Industries, Severstal, Wuhan Iron and Steel, Celsa and Iscor. We compete on the basis of price, quality and the ability to meet our customers’ product needs and delivery schedules. Competition within the steel industry, both domestically and worldwide, is intense and is expected to remain so. The highly competitive nature of the steel industry has exerted downward pressure on prices. Excess world steel capacity resulting from the construction of new mini-mills, including the construction of mini-mills by our direct domestic competitors, expansion and improved production by integrated mills and substantial expansion of foreign steel capacity continue to lower the demand for U.S. steel and adversely impact the U.S. steel industry. This excess capacity, including high levels of steel imports into the United States, has in the past decreased our prices and resulted in a narrowing of gross margins. Depressed pricing and overcapacity may continue or worsen, which would negatively affect our operating units.

We have recently made sufficient capital expenditures to expand our facilities that are intended to strengthen our competitive position in both our CAC and steel segments. These or any future expansionary capital expenditures, however, may not improve our competition position and business prospects as anticipated, and if they do not, our results of operations may be lowered. Further, due to the high fixed cost nature of our businesses, our operating results may be significantly affected by relatively small changes in production volumes. In addition, in each of our segments, some of our competitors are larger, have greater financial resources and/or have less financial leverage than we do. As a result, these competitors may better weather downward pricing pressure and adverse economic or industry conditions.

Employees

At August 31, 2003, we had approximately 4,200 employees of which 2,600 are employed in our CAC segment, 1,400 in our steel segment and the balance in our corporate offices. Approximately 200 employees at our Oro Grande, California cement facility are covered by a collective bargaining agreement that expires in September 2005. We believe our relationship with our employees is good.

Legal Proceedings

We are defendants in lawsuits that arose in the ordinary course of business. In our judgment, the ultimate liability, if any, from such legal proceedings will not have a material effect on our consolidated financial position or results of operations.

We received a complaint from the California air regulatory authorities in connection with one of our aggregate plants in California. The plant makes lightweight clay aggregate by heating clay pellets in two natural gas-fired kilns. The complaint alleges violations of the plant’s air emissions permit and seeks monetary sanctions. The amount of any possible sanctions is not currently estimable. We believe that the plant is in substantial compliance with its permit limitations. It is our reasonable belief that such proceeding will not result in monetary sanctions.

In November 1998, Chaparral Steel Company, our 100% owned subsidiary, filed an action in the District Court of Ellis County, Texas against certain graphite electrode suppliers seeking damages for illegal restraints of trade in the sale of graphite electrodes. We have now obtained settlements from all the major producers named in the action and do not anticipate any material future settlements.

Environmental

We are subject to federal, state and local environmental, health and safety laws and regulations concerning, among other matters, air emissions, electric arc furnace dust disposal and wastewater discharge. We believe we are in substantial compliance with applicable environmental laws and regulations, however, from time to time we receive claims from federal, state and local regulatory agencies and entities, as well as from private parties, asserting that we are or may be in violation of certain of these laws and regulations. Based on our experience and the information currently available to us, we believe that such claims will not have a material impact on our financial condition or results of operations. Despite our compliance and experience, it is possible that we could be held liable for future charges that might be material but are not currently known or estimable. In addition, changes in applicable laws, regulations or requirements or discovery of currently unknown conditions could require us to make additional expenditures. See “Risk Factors” for a further discussion of environmental regulations applicable to us.

Intellectual Property

While we maintain trademarks such as TXI® and Maximizer® and process patents such as CemStarSM and near-net shape casting, we believe that none of our active trademarks or patents are essential to our business as a whole.

Real Estate

We are involved in the development of our surplus real estate and real estate acquired for development of high quality industrial, office and multi-use parks in the metropolitan areas of Dallas/Fort Worth and Houston, Texas.

Research and Development

We incurred no research and development cost for any of the past three fiscal years. All of our innovations are developed through the production process.

MANAGEMENT

Our directors and executive officers and certain biographical information about each of these individuals are set forth below:

Name	Age	Position
Gerald R. Heffernan	84	Director, Chairman of the Board
Robert D. Rogers	67	Director, President and Chief Executive Officer
Robert Alpert(1)	71	Director
Gordon E. Forward	67	Director
James M. Hoak, Jr.(1)	59	Director
Keith W. Hughes(2)	57	Director
Henry H. Mauz, Jr.(1)	67	Director
David A. Reed(1)	55	Director
Eugenio Clariond Reyes(2)	60	Director
Ian Wachtmeister(2)	70	Director
Elizabeth C. Williams(2)	60	Director
Melvin G. Brekhus	54	Executive Vice President, Cement, Aggregate and Concrete
Tommy A. Valenta	54	Executive Vice President, Steel
Richard M. Fowler	60	Executive Vice President — Finance and Chief Financial Officer
Barry M. Bone	45	Vice President — Real Estate
William J. Durbin	58	Vice President — Human Resources
Carlos E. Fonts	63	Vice President — Development
Robert C. Moore	69	Vice President — General Counsel and Secretary

(1)	Compensation Committee member.
(2)	Audit Committee member.

Gerald R. Heffernan has been a director since 1986. He has been President of G.R. Heffernan & Associates, Ltd., an investment company in Toronto, Ontario, Canada since 1989.

Robert D. Rogers has been a director since 1970. He joined TXI in 1963 as General Manager/European Operations and has since served in various positions including Vice President–Operations and Vice President —Finance. Since 1970, he has been President and Chief Executive Officer. He received his degree in Economics in 1958 from Yale University and his M.B.A. at Harvard University in 1962, where he was a Baker Scholar. Prior to joining TXI, he was Secretary for Oklahoma Cement Company and later became Assistant to the Vice President of the George A. Fuller Company. His industry and community service positions have included Chairman, Federal Reserve Bank of Dallas (1984-1986), Chairman, Greater Dallas Chamber of Commerce (1986-1988) and director, American Business Conference (1989-1994). He is currently a Director on the boards of CNF, Inc. and National Recreation Foundation.

Robert Alpert has been a director since 1975. Since 1998, he has been President and Chairman of the Board of Angelholm Corp. d/b/a The Alpert Companies, a financial services and real estate company in Dallas, Texas and Chairman of the Board of Argo Funding Co. L.L.C., a venture capital fund in Dallas, Texas. Mr. Alpert is also a director of CNF Inc.

Gordon E. Forward has been a director since 1991. Since June 2001, he has managed his private investments and was Chairman of Applied Sustainability, LLC, in Austin, Texas from June 1999 through May 2001, Vice Chairman of the Board of TXI from July 1998 through May 2000 and President and Chief Executive Officer of Chaparral Steel Company until July 1998. Mr. Forward is also a director of Nexfor Inc.

James M. Hoak, Jr. has been a director since 1995. He has been Chairman and a Principal of Hoak Capital Corporation, a private equity investment firm in Dallas, Texas, since 1991. Mr. Hoak is also a director of PanAmSat Corporation and Pier 1 Imports, Inc.

Keith W. Hughes has been a management consultant to domestic and international financial institutions since April 2001. He was Vice Chairman of Citigroup Inc. (commercial banking), New York, New York from November 2000 to April 2001. He was Chairman and Chief Executive Officer of Associates First Capital Corporation (consumer and commercial finance), Dallas, Texas from February 1995 through November 2000. Mr. Hughes is also a member of the board of directors of Certegy Inc. and Carreker Corporation.

Henry H. Mauz, Jr. is a retired Admiral in the U.S. Navy. He is a member of the Advisory Council of Northup Grumman Ship Systems (shipbuilding), Pascagoula, Mississippi. Mr. Mauz is also President of the Naval Postgraduate School Foundation, Inc. (non-profit organization for enhancement of Naval Postgraduate School), Monterrey, California.

David A. Reed has been a director since 2000. He is currently the Managing Partner of Causeway Capital Partners, L.P., a private family investment partnership in Dallas, Texas and, prior to his retirement in September 2000, was Senior Vice Chair — Global Accounts, Industries, Sales and Marketing, and a Member of Management Committee, Ernst & Young LLP, Dallas, Texas since 1991. Mr. Reed is also director of Extensity Inc.

Eugenio Clariond Reyes has been a director since 1998. He has been President and Chief Executive Officer of Grupo IMSA, S.A., a steel processor, auto parts, aluminum and plastic construction products company in Monterrey, Mexico, since 1981.

Ian Wachtmeister has been a director since 1977. He has served as Chief Executive Officer and Chairman of The Empire, AB, a metals dealer in Stockholm, Sweden, since 1997.

Elizabeth C. Williams has been a director since 1995. She has been the Treasurer of Southern Methodist University in Dallas, Texas, since 1991.

Melvin G. Brekhus was elected to his current position as Executive Vice President, Cement, Aggregate & Concrete in 1998. He joined TXI in 1989 as Vice President, Cement Production and within a short period became Vice President, Cement. His career in the cement industry began in 1972, after graduating from Montana Tech of the University of Montana with a Bachelor’s degree in Engineering Science, when he joined Lehigh Portland Cement Company (1972-1983). While at Lehigh, he held various positions as Chemist, Production Manager and Plant Manager throughout the United States. From there, he became Technical Manager and Plant Manager for Missouri Portland Cement Company (1984-1989) in their Midwest operation. His professional affiliations include the American Portland Cement Alliance, Past Chairman and present director and the Portland Cement Association, Chairman (2001-2002) and current Chairman Emeritus.

Tommy A. Valenta joined TXI in 1970. He has held various positions in the organization including General Manager, Division Vice President for Aggregate Development, North Texas Ready-Mix, Transportation and Cement Marketing. His most recent position was Vice President, Concrete until his appointment to his current position of Executive Vice President, Steel in 1998. He has a degree in Business from Midwestern University and a M.B.A. from Southern Methodist University. Throughout his career, he has served as a director for various industry associations including the National Ready-Mix Concrete Association, the American Institute of Steel Construction and the Steel Manufacturers Association.

Richard M. Fowler has been with TXI since 1972. Prior to being named Executive Vice President–Finance in July 2000, he was Vice President–Controller (1972-1984), Vice President Finance — Steel (1985-1987) and Vice President Finance-TXI (1987-2000). A native of Louisiana, he graduated from Louisiana Tech University in 1965. As a Certified Public Accountant (CPA), he maintains membership in both the Texas Society and the

American Institute of CPAs, is a member of the Financial Executive Institute and serves on the Advisory Board of FM Global and the Board of Directors of Dee Brown, Inc.

Barry M. Bone was elected Vice President — Real Estate in 1995 and President of Brookhollow Corporation, our real estate subsidiary, in 1991.

William J. Durbin was elected Vice President — Human Resources in 2000. From 1996 to 2000, he served as Vice President – Human Resources and Administration for USI Bath & Plumbing Products.

Carlos E. Fonts was elected Vice President — Development in 1996.

Robert C. Moore was elected Vice President — General Counsel and Secretary in 1985.

Executive Compensation

The table below reflects the annual and long-term compensation for those person who were, at May 31, 2003, (i) the Chief Executive Officer and (ii) our other four most highly compensated executive officers, for the fiscal years ended May 31, 2003, 2002 and 2001.

Summary Compensation Table

Long Term Compensation
				Awards	Payouts
		Annual Compensation		Securities Underlying Options(#)	LTIP Payouts($)	All Other Compensation ($)(1)
Name and Principal Position	Year	Salary($)	Bonus($)

Robert D. Rogers President and Chief Executive Officer	2003 2002 2001	463,446 1,091,731 949,636	— — —	— — 20,000	— — —	24,574 23,349 23,884

Melvin G. Brekhus Executive Vice President — Cement, Aggregate and Concrete	2003 2002 2001	340,000 313,846 300,000	— 36,720 40,500	60,000 16,000 16,600	— — —	7,850 6,625 7,160

Tommy A. Valenta Executive Vice President — Steel	2003 2002 2001	340,000 313,846 300,000	— 36,720 40,500	60,000 16,000 16,600	— — —	7,850 6,625 7,160

Richard M. Fowler Executive Vice President — Finance	2003 2002 2001	310,000 287,115 275,000	— 33,593 37,125	55,000 16,000 16,600	— — —	7,850 6,625 6,100

Carlos E. Fonts Vice President — Development	2003 2002 2001	225,000 208,654 200,000	— 24,413 27,000	29,000 10,500 11,300	— — —	15,960 14,735 14,855

(1)	Vested and non-vested portion of amounts contributed and allocated by employer to employee benefit plans.

Employment Contracts

Under an employment contract that has been extended, under certain conditions, through May 31, 2004, Robert D. Rogers, our President and Chief Executive Officer, receives an annual salary consisting of $300,000 plus an annual award of 21,632 shares of our common stock, or the market value thereof in cash. In the event the annual salary earned in a year is greater than $900,000, our Board of Directors may, in its discretion, defer payment of salary earned in excess of $900,000 until termination of employment. Such deferred amounts shall be treated in the same manner as the deferred incentive compensation discussed below. The extended contract also has a long term incentive component previously approved by our shareholders that provides that in the event our consolidated average return on equity for the three consecutive fiscal year periods ending May 31, 2002, 2003 and 2004, respectively, equals or exceeds a return on equity objective of 16%, Mr. Rogers will receive an incentive payment in respect of each year in which such objective is achieved as follows: if the average return on equity is equal to or greater than 16% but less than 21%, an incentive payment equal to 80% of salary or if 21% or greater, the incentive payment will equal 160% of salary. Fifty percent of this latter incentive will be paid in cash and 50% deferred until termination of employment and distributed in three equal annual installments. Deferred incentive compensation is denominated in shares of our common stock determined by reference to the fair market value of the stock (as defined in the employment contract) at the time of deferral and dividends are credited to the deferred account in the form of common stock at a value equal to the fair market value of the stock on the date of payment of such dividend. The shares of common stock credited to the account are adjusted to reflect any increase or decrease in the number of shares outstanding as a result of stock splits, combination of shares, recapitalizations, mergers or consolidations. Following a change in control that is not approved by our board of directors, Mr. Rogers may, in his sole discretion, elect to terminate his services for any reason (or for no reason) upon 30 days written notice. Upon such a voluntary termination (i) Mr. Rogers will receive two times the annual base compensation and incentive compensation for the immediately preceding fiscal year, (ii) all outstanding options held by Mr. Rogers will be immediately accelerated and vested and (iii) Mr. Rogers will no longer be subject to the non-competition provisions contained in the agreement.

DESCRIPTION OF CERTAIN DEBT AND PREFERRED SECURITIES

The following discussion summarizes the terms of the material debt and preferred securities that are outstanding following the Refinancing. You should read the following summary together with the other information and our consolidated financial statements and the notes to those statements included elsewhere in this prospectus.

New Senior Secured Credit Facility

On June 6, 2003, certain of our subsidiaries entered into a $200.0 million new senior secured revolving credit facility provided by a syndicate of lenders led by Bank of America, N.A., an affiliate of Banc of America Securities LLC. The new senior secured credit facility replaced our prior $350.0 million amended and restated credit agreement. The obligations of the borrowers under the new senior secured credit facility have been guaranteed by us, each of the borrowers and certain of our other subsidiaries, and is secured by first priority liens on all of the borrowers’ and some or all of the guarantors’ existing and future acquired accounts receivable, inventory, deposit accounts and certain of their general intangibles.

The new senior secured credit facility will mature four years after its closing date, which was June 6, 2003. Amounts drawn under the new senior secured credit facility will be limited to (1) 85% of the net amount of eligible accounts receivable of the borrowers, plus (2) the lesser of (a) 60% of eligible inventory, (b) 80% of the appraised net liquidation value of the borrowers’ eligible inventory or (c) $75.0 million (or $90.0 million from December 1 through March 31 of any year), minus (3) such reserves as Bank of America may reasonably establish. The new senior secured credit facility included a $40.0 million sub-limit for letters of credit and any outstanding letters of credit will be deducted from the borrowing availability under the facility. Amounts drawn under the new senior secured credit facility initially bear annual interest at either the LIBOR based rate plus 2.50% or the prime rate plus 0.50%. These interest rate margins are subject to performance price adjustments. The unused line fee calculated on the unused portion of the new senior secured credit facility is 0.375% per year. The borrowers may terminate the new senior secured credit facility anytime, and upon the payment of a termination fee in the first two years.

The new senior secured credit facility contains a number of negative covenants restricting, among other things, prepayment or redemption of the exchange notes, distributions, dividends and repurchases of capital stock and other equity interests, acquisitions and investments, indebtedness, liens and affiliate transactions. In addition, under the new senior secured credit facility, we are required to satisfy a fixed charge coverage ratio test and a minimum tangible net worth test, if the excess availability under the new senior secured credit facility falls below $30.0 million.

Pursuant to the fixed charge coverage ratio test under the new senior secured credit facility, we must maintain, on a consolidated basis, earnings before interest, taxes, depreciation, and amortization, or EBITDA, to fixed charges for the applicable fiscal quarter specified in the table below of not less than the corresponding ratio specified in the table below for (a) the immediately preceding period of the four fiscal quarters ending prior to the date on which the excess availability under the new senior secured credit facility falls below $30.0 million and (b) each period of four fiscal quarters ending thereafter until availability under the new senior secured credit facility equals or exceeds $30.0 million:

Fiscal Quarter End	Fixed Charge Coverage Ratio
May 31, 2003	0.85 to 1.00
August 31, 2003	0.75 to 1.00
November 03, 2003	0.80 to 1.00
February 29, 2004	0.85 to 1.00
May 31, 2004	1.00 to 1.00

Pursuant to the minimum tangible net worth test under the new senior secured credit facility, we must maintain (a) total assets minus (b) total liabilities (excluding the outstanding amount of the preferred securities)

minus (c) intangible assets (but excluding from such calculation the effect of any non-cash impairment charges to fixed assets and goodwill incurred during the term of the new senior secured credit facility in conformity with GAAP), for the fiscal quarter specified below of at least the amount specified below (x) as of the last day of the fiscal quarter ending prior to the date on which the excess availability under the new senior secured credit facility falls below $30 million and (y) as of the last day of each fiscal quarter ending thereafter until availability under the new senior secured credit facility equals or exceeds $30 million:

Fiscal Quarter End	Tangible Net Worth
May 31, 2003	$760,000,000
August 31, 2003	$750,000,000(1)
November 30, 2003	$740,000,000(1)
February 29, 2004	$725,000,000(1)
May 31, 2004	$725,000,000(1)

(1)	plus the cumulative amount of all tangible net worth increases

Our ability to comply with these covenants may be affected by events beyond our control. If we are unable to comply with the covenants under the indenture governing the exchange notes, the new senior secured credit facility or any other debt instruments, there would be a default which, if not waived, could result in acceleration of our debt and our bankruptcy if we are unable to repay the amounts owed. Additionally, a default resulting from our failure to comply with such covenants or the applicable borrowing conditions would preclude us from borrowing additional funds. Compliance with the covenants could cause us to conduct our business, or to forgo opportunities, in such a manner as to materially harm our business.

Preferred Securities

TXI Capital Trust I issued 4,000,000 of its 5.5% Shared Preference Redeemable Securities to the public on June 5, 1998 of which 3,998,744 shares were outstanding at May 31, 2003. The preferred securities represent undivided beneficial interests in the assets of the trust. We own all of the common securities of the trust and appoint the trustees that conduct the affairs of the trust. We have guaranteed, on an unsecured and subordinated basis, distributions, redemption prices and other payments due on the preferred securities of the trust, to the extent the trust has assets available for such purposes.

The trust used the proceeds from the sale of its common equity and the preferred securities to purchase our unsecured 5.5% convertible subordinated debentures on June 5, 1998. The debentures are due June 30, 2028 and are the only asset of the trust. The debentures are subordinated to our senior debt and will be subordinated to the exchange notes.

Our debentures are redeemable at our option (in whole or in part) or upon the occurrence of certain events relating to federal income tax matters for cash, at par plus accrued and unpaid interest. Upon any redemption of the debentures, a like amount of preferred securities of the trust will be redeemed. In addition, the trust would be dissolved upon the occurrence of any such tax event or if there is more than an insubstantial risk that it would be considered an investment company under the Investment Company Act of 1940, as amended. If the trust were dissolved or otherwise liquidated, the convertible subordinated debentures may be distributed to holders of the preferred securities. This distribution would be deemed an incurrence of debt under certain of our debt agreements and, if not permitted at the time of incurrence, would constitute an event of default.

The agreement governing our subordinated debentures contains restrictions on our ability to merge or consolidate, voluntarily terminate, wind-up or terminate the trust, declare or pay dividends; pay indebtedness that is equal with or junior to the debentures, pay under any guarantee that is equal with or junior to the debentures, and transfer the common securities of the trust.

Each preferred security of the trust and each $50 in aggregate principal of our debentures is convertible at the option of the holder of such security into our common stock on or before June 30, 2028. The conversion rate is .72218 shares of our common stock for each preferred security or $50 in aggregate principal amount of debentures, subject to certain adjustments.

THE EXCHANGE OFFER

This section of the prospectus describes the proposed exchange offer. While we believe that the description covers the material terms of the exchange offer, this section may not contain all of the information that is important to you. You should carefully read this entire document and the other documents referred to herein for a more complete understanding of the exchange offer.

Purpose of the Exchange Offer

We sold the outstanding notes to Banc of America Securities LLC, UBS Warburg LLC, Banc One Capital Markets, Inc., Wells Fargo Securities, LLC, SunTrust Capital Markets, Inc., Comerica Securities, Inc., Credit Lyonnais Securities (USA) Inc. and Hibernia Southcoast Capital, Inc., or the “initial purchasers,” on June 6, 2003. The initial purchasers subsequently resold the outstanding notes to qualified institutional buyers in reliance on Rule 144A under the Securities Act and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act. In connection with the issuance of the outstanding notes, TXI, the subsidiary guarantors and the initial purchasers entered into a Registration Rights Agreement. The Registration Rights Agreement requires us to, among other things, at our cost, file a registration statement with the SEC with respect to our offer to exchange the outstanding notes for the exchange notes. The exchange notes will have terms substantially identical in all material respects to the outstanding notes (except that the exchange notes will not contain terms with respect to transfer restrictions and with respect to the payment of additional interest under circumstances relating to breaches of the Registration Rights Agreement by TXI and the subsidiary guarantors). We are effecting the exchange offer to comply with the Registration Rights Agreement. We have filed a copy of the Registration Rights Agreement as an exhibit to the registration statement of which this prospectus is a part, and a description of the registration rights agreement appears in “Description of the Exchange Notes — Registration Rights; Liquidated Damages.” The term “holder” with respect to the exchange offer means any person in whose name the outstanding notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder.

Because the exchange offer is for any and all outstanding notes, the number of outstanding notes tendered and exchanged in the exchange offer will reduce the principal amount of outstanding notes outstanding. Following the completion of the exchange offer, holders of the outstanding notes who did not tender their outstanding notes generally will not have any further registration rights under the Registration Rights Agreement, and such outstanding notes will continue to be subject to restrictions on transfer. Accordingly, the liquidity of the market for such outstanding notes could be adversely affected. The outstanding notes are currently eligible for sale pursuant to Rule 144A through the PORTAL Market®. Because we anticipate that most holders of outstanding notes will elect to exchange them for exchange notes, we anticipate that the liquidity of the market for any outstanding notes remaining after the completion of the exchange offer may be substantially limited.

Based on an interpretation of the Securities Act by the staff of the SEC in several no-action letters issued to third parties unrelated to us, we believe that you, or any other person receiving exchange notes, may offer for resale, resell or otherwise transfer such notes without complying with the registration and prospectus delivery requirements of the federal securities laws, if:

•	you, or the person or entity receiving such exchange notes, is acquiring such notes in the ordinary course of business;

•	neither you nor any such person or entity is engaging in or intends to engage in a distribution of the exchange notes within the meaning of the federal securities laws;

•	neither you nor any such person or entity has an arrangement or understanding with any person or entity to participate in any distribution of the exchange notes;

•	neither you nor any such person or entity is an “affiliate” of us or the guarantors, as such term is defined under Rule 405 under the Securities Act; and

•	you are not acting on behalf of any person or entity who could not truthfully make these statements.

To participate in the exchange offer, you must represent as the holder of outstanding notes that each of these statements is true. If you are participating in or intend to participate in, a distribution of the exchange notes, or have any agreement or understanding with any person to participate in a distribution of the exchange notes to be acquired in this exchange offer, you may be deemed to have received restricted securities and may not rely on the applicable interpretations of The Securities Act by the staff of the SEC. If you are so deemed, you will have to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction.

Any holder of outstanding notes who is our affiliate or who intends to participate in the exchange offer for the purpose of distributing the exchange notes:

•	will not be able to rely on the interpretation of the staff of the SEC set forth in the no-action letters described above; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the exchange notes, unless the sale or transfer is made pursuant to an exemption from those requirements.

Broker-dealers receiving exchange notes in exchange for outstanding notes acquired for their own account through market-making or other trading activities may not rely on this interpretation by the SEC. Such broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act and must therefore acknowledge, by signing the letter of transmittal, that they will deliver a prospectus meeting the requirements of the Securities Act in connection with resale of the exchange notes. The letter of transmittal states that by acknowledging that it will deliver, and by delivering, a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. The SEC has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to the exchange notes, other than a resale of an unsold allotment from the original sale of the outstanding notes, with the prospectus contained in the exchange offer registration statement. As described above, under the Registration Rights Agreement, we have agreed to allow participating broker-dealers and other persons, if any, subject to similar prospectus delivery requirements to use the prospectus contained in the exchange offer registration statement in connection with the resale of the exchange notes. See “Plan of Distribution.”

Terms of the Exchange Offer

This prospectus, together with the letter of transmittal, is first being sent on or about November 24, 2003, to all holders of outstanding notes known to us. Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all outstanding notes validly tendered and not withdrawn prior to 5:00 p.m. New York City time on December 23, 2003. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding notes accepted in the exchange offer. Holders may tender some or all of their outstanding notes pursuant to the exchange offer. However, outstanding notes may be tendered only in integral multiples of $1,000.

The form and terms of the exchange notes are the same as the form and terms of the outstanding notes except that:

•	the exchange notes have been registered under the federal securities laws and will not bear any legend restricting their transfer;

•	the exchange notes will bear a different CUSIP number from the outstanding notes; and

•	the holders of the exchange notes will not be entitled to certain rights under the Registration Rights Agreement.

The exchange notes will evidence the same debt as the outstanding notes. Holders of exchange notes will be entitled to the benefits of the indenture.

Holders of outstanding notes do not have any appraisal or dissenter’s rights under the General Corporation Law of Delaware or the indenture in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC under the Exchange Act.

We shall be deemed to have accepted validly tendered outstanding notes when and if we have given written notice to the exchange agent of our acceptance. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us.

If any tendered outstanding notes are not accepted for exchange because of an invalid tender, the occurrence of other events described in this prospectus or otherwise, the certificates for any such unaccepted outstanding notes wills be returned, without expense, to the tendering holder thereof promptly after the expiration of the exchange offer.

Holders who tender outstanding notes in the exchange offer will not be required to pay brokerage commission or fees, or subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes pursuant to the exchange offer. We will pay all charges and expenses, other than transfer taxes in certain circumstances, in connection with the exchange offer. See “— Fees and Expenses.”

Expiration Date; Extensions; Amendments

The exchange offer will expire at 5:00 p.m., New York City time, on December 23, 2003, which is the expiration date, unless we extend it. To extend the exchange offer, we will notify the exchange agent of any extension by oral or written notice, followed by a public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

We reserve the right, in our reasonable judgment, (a) to delay accepting any outstanding notes, to extend the exchange offer or to terminate the exchange offer if any of the conditions set forth below under “— Conditions” shall not have been satisfied, by giving oral or written notice of such delay, extension or termination to the exchange agent, or (b) to amend the terms of the exchange offer in any manner. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by a public announcement. If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered holders, and, depending upon the significance of the amendment and the manner of disclosure to the registered holders, we will extend the exchange offer for a period of five to ten business days if the exchange offer would otherwise expire during this five to ten business-day period.

Exchange Offer Procedures

Only a holder of outstanding notes may tender outstanding notes in the exchange offer. To tender in the exchange offer, you must:

•	complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal;

•	have the signatures guaranteed if required by the letter of transmittal; and

•	mail or otherwise deliver the letter of transmittal or such facsimile, together with the outstanding notes and any other required documents, to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date.

To tender outstanding notes effectively, you must complete the letter of transmittal and other required documents and the exchange agent must receive all the documents prior to 5:00 p.m., New York City time, on the expiration date. Delivery of the outstanding notes may be made by book-entry transfer in accordance with the procedures described below. The exchange agent must receive confirmation of book-entry transfer prior to the expiration date.

By executing the letter of transmittal you will make to us the representations set forth under the heading “— Resale of Exchange Notes.”

All tenders not withdrawn before the expiration date and the acceptance of the tender by us will constitute an agreement between you and us under the terms and subject to the conditions in this prospectus and in the letter of transmittal, including an agreement to deliver good and marketable title to all tendered outstanding notes prior to the expiration date free and clear of all liens, charges, claims, encumbrances, adverse claims and rights and restrictions of any kind.

The method of delivery of outstanding notes and the letter of transmittal and all other required documents to the exchange agent is at your election and at your sole risk. Instead of delivery by mail, you should use an overnight or hand delivery service. In all cases, you should allow for sufficient time to ensure delivery to the exchange agent before the expiration of the exchange offer. You may request your broker, dealer, commercial bank, trust company or nominee to effect these transactions for you. You should not send any note, letter of transmittal or other required document to us.

If your outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you desire to tender, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf.

The exchange of outstanding notes will be made only after timely receipt by the exchange agent of certificates for outstanding notes, a letter of transmittal and all other required documents, or timely completion of a book-entry transfer. If any tendered outstanding notes are not accepted for any reason or if outstanding notes are submitted for a greater principal amount than the holder desires to exchange, the exchange agent will return such unaccepted or non-exchanged outstanding notes to the tendering holder promptly after the expiration or termination of the exchange offer. In the case of outstanding notes tendered by book-entry transfer, the exchange agent will credit the non-exchanged outstanding notes to an account maintained with The Depository Trust Company.

Guarantee of Signatures

Holders must obtain a guarantee of all signatures on a letter of transmittal or a notice of withdrawal unless the outstanding notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Registration Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an “eligible guarantor institution.”

An “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act, comprises namely, banks; brokers and dealers; credit unions; national securities exchanges; registered securities associations; clearing agencies; and savings associations.

Signature on the Letter of Transmittal; Bond Powers and Endorsements

If a person other than the registered holder of the outstanding notes signs the letter of transmittal, the registered holder must endorse the outstanding notes or provide a properly completed bond power. Any such endorsement or bond power must be signed by the registered holder as that registered holder’s name appears on the outstanding notes. Signatures on such outstanding notes and bond powers must be guaranteed by an “eligible guarantor institution.”

If you sign the letter of transmittal or any outstanding notes or bond power as a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation, fiduciary or in any other representative capacity, you must so indicate when signing. You must submit satisfactory evidence to the exchange agent of your authority to act in such capacity.

Book-Entry Transfer

We understand that the exchange agent will make a request promptly after the date of this prospectus to establish accounts with respect to the outstanding notes at the book-entry transfer facility, The Depository Trust Company (“DTC”), for the purpose of facilitating the exchange offer. Subject to the establishment of the accounts, any financial institution that is a participant in DTC’s system may make book-entry delivery of outstanding notes by causing DTC to transfer the notes into the exchange agent’s account in accordance with DTC’s procedures for such transfer. However, although delivery of outstanding notes may be effected through book-entry transfer into the exchange agent’s account at DTC, the letter of transmittal (or a manually signed facsimile of the letter of transmittal) with any required signature guarantees, or an “agent’s message” in connection with a book-entry transfer, and any other required documents, must, in any case, be transmitted to and received by the exchange agent, or the guaranteed delivery procedures set forth below must be complied with, in each case, prior to the expiration date. Delivery of documents to DTC does not constitute delivery to the exchange agent.

The exchange agent and DTC have confirmed that the exchange offer is eligible for the DTC Automated Tender Offer Program. Accordingly, DTC participants may electronically transmit their acceptance of the exchange offer by causing DTC to transfer outstanding notes to the exchange agent in accordance with DTC’s Automated Tender Offer Program procedures for transfer. Upon receipt of such holder’s acceptance through the Automated Tender Offer Program, DTC will edit and verify the acceptance and send an “agent’s message” to the exchange agent for its acceptance. Delivery of tendered outstanding notes must be made to the exchange agent pursuant to the book-entry delivery procedures set forth above, or the tendering DTC participant must comply with the guaranteed delivery procedures set forth below.

The term “agent’s message” means a message transmitted by DTC, and received by the exchange agent and forming part of the confirmation of a book-entry transfer, which states that:

•	DTC has received an express acknowledgment from the DTC participant tendering outstanding notes subject to the book-entry confirmation;

•	the participant has received and agrees to be bound by the terms of the letter of transmittal; and

•	we may enforce such agreement against such participant.

In the case of an agent’s message relating to guaranteed delivery, the term means a message transmitted by DTC and received by the exchange agent, which states that DTC has received an express acknowledgment from the DTC participant tendering outstanding notes that such participant has received and agrees to be bound by the notice of guaranteed delivery.

Determination of Valid Tenders; Our Rights Under the Exchange Offer

We will determine all questions as to the validity, form, eligibility, time of receipt, acceptance and withdrawal of tendered outstanding notes in our sole discretion, and our determination will be final and binding on all parties. We expressly reserve the absolute right, in our sole discretion, to reject any or all outstanding notes not properly tendered or any outstanding notes the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the absolute right in our reasonable judgment to waive or amend any conditions of the exchange offer or to waive any defects or irregularities of tender for any particular outstanding note, whether or not similar defects or irregularities are waived in the case of other outstanding notes. Our interpretation of the terms and conditions of the exchange offer will be final and binding on all parties. No alternative, conditional or contingent tenders will be accepted. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured by the tendering holder within such time as we determine.

Although we intend to notify holders of defects or irregularities in tenders of outstanding notes, neither we, the exchange agent or any other person shall be under any duty to give notification of defects or irregularities in such tenders or will incur any liability to holders for failure to give such notification. Holders will be deemed to have tendered outstanding notes only when such defects or irregularities have been cured or waived. The exchange agent will return to the tendering holder, after the expiration of the exchange offer, any outstanding notes that are not properly tendered and as to which the defects have not been cured or waived.

Guaranteed Delivery Procedures

If you desire to tender outstanding notes pursuant to the exchange offer and (1) certificates representing such outstanding notes are not immediately available, (2) time will not permit your letter of transmittal, certificates representing such outstanding notes and all other required documents to reach the exchange agent on or prior to the expiration date, or (3) the procedures for book-entry transfer (including delivery of an agent’s message) cannot be completed on or prior to the expiration date, you may nevertheless tender your outstanding notes with the effect that your tender will be deemed to have been received on or prior to the expiration date if all the following conditions are satisfied:

•	you must effect your tender through an “eligible guarantor institution,” which is defined above under the heading “— Guarantee of Signatures;”

•	a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by us with the letter of transmittal, or an agent’s message with respect to guaranteed delivery that is accepted by us, is received by the exchange agent on or prior to the expiration date as provided below; and

•	the certificates for the tendered outstanding notes, in proper form for transfer (or a book-entry confirmation of the transfer of such outstanding notes into the exchange agent account at DTC as described above), together with a letter of transmittal (or a manually signed facsimile of the letter of transmittal) properly completed and duly executed, with any signature guarantees and any other documents required by the letter of transmittal or a properly transmitted agent’s message, are received by the exchange agent within three New York Stock Exchange, Inc. trading days after the date of execution of the notice of guaranteed delivery.

The notice of guaranteed delivery may be sent by hand delivery, facsimile transmission or mail to the exchange agent and must include a guarantee by an eligible guarantor institution in the form set forth in the notice of guaranteed delivery.

Withdrawal Rights

Except as otherwise provided in this prospectus, you may withdraw tendered outstanding notes at any time before 5:00 p.m., New York City time, on December 23, 2003. For a withdrawal of tendered outstanding notes to be effective, a written or facsimile transmission notice of withdrawal must be received by the exchange agent on or prior to the expiration of the exchange offer. For DTC participants, a written notice of withdrawal may be made by electronic transmission through DTC’s Automated Tender Offer Program. Any notice of withdrawal must:

•	specify the name of the person having tendered the outstanding notes to be withdrawn;

•	identify the notes to be withdrawn, including the certificate number(s) and principal amount of such outstanding notes, or, in the case of outstanding notes transferred by book-entry transfer, the name and number of the account at DTC;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which such outstanding notes were tendered, with any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee with respect to the outstanding notes register the transfer of such outstanding notes into the name of the person withdrawing the tender and a properly completed irrevocable proxy authorizing such person to effect such withdrawal on behalf of such holder; and

•	specify the name in which any such outstanding notes are to be registered, if different from that of the registered holder.

You may not rescind a proper withdrawal of outstanding notes. Any outstanding notes properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the exchange offer. The exchange agent will return any withdrawn outstanding notes without cost to the holder promptly after withdrawal of the outstanding notes. Holders may retender properly withdrawn outstanding notes at any time before the expiration of the exchange offer by following one of the procedures described above under the heading “— Exchange Offer Procedures.”

Conditions of the Exchange Offer

Notwithstanding any other term of the exchange offer, we are not required to accept for exchange, or issue any exchange notes for, any outstanding notes, and may terminate or amend the exchange offer as provided in this prospectus before the expiration date of the exchange offer, if we determine that the exchange offer violates any law, statute, rule, regulation or interpretation by the staff of the SEC or any order of any governmental agency or court of competent jurisdiction.

These conditions are for the sole benefit of us and the subsidiary guarantors. All conditions to the exchange offer, other than those dependent upon receipt of necessary government approvals, must be satisfied or waived by us, in our reasonable judgment, before the expiration date of the exchange offer. Our failure to exercise any of these rights at any time will not be deemed a waiver of these rights, and each of these rights shall be deemed an ongoing right which we may assert at any time and from time to time.

In addition, we will accept for exchange any outstanding notes tendered, but no exchange notes will be issued in exchange for those outstanding notes, if at any time any stop order is threatened or issued with respect to the registration statement for the exchange offer and the exchange notes or the qualification of the Indenture under the Trust Indenture Act of 1939. In any such event, we must use our best efforts to obtain the withdrawal or lifting of any stop order at the earliest possible moment.

Exchange Agent

Wells Fargo, N.A. has been appointed as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus, the letter of transmittal or any other documents to the exchange agent. You should send certificates for outstanding notes, letters of transmittal and any other required documents to the exchange agent addressed as follows:

Delivery by Registered or Certified Mail: Wells Fargo Bank Minnesota, N.A. Corporate Trust Operations MAC N9303-121 P.O. Box 1517 Minneapolis, MN 55480-1517	Facsimile Transmissions: (Eligible Institutions Only) (612) 667-4929 To Confirm by Telephone or for Information Call: (800) 344-5128	Overnight Delivery or Regular Mail: Wells Fargo Bank Minnesota, N.A. Corporate Trust Operations Sixth and Marquette MAC N9303-121 Minneapolis, MN 55479

Delivery of the letter of transmittal to an address other than as shown above or transmission via facsimile other than as set forth above does not constitute a valid delivery of the letter of transmittal.

Fees and Expenses

We will bear the expenses of the exchange offer. We are mailing the principal solicitation. However, our and our affiliates’ officers and regular employees may make additional solicitation by telegraph, telephone, facsimile or in person.

We have not retained any dealer-manager in connection with the exchange offer. We will not make any payments to brokers or other persons soliciting acceptances of the exchange offer. We, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses.

We will pay the cash expenses incurred in connection with the exchange offer. These expenses include fees and expenses of the trustee, accounting and legal fees, and printing and distribution costs, among others.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of the outstanding notes pursuant to the exchange offer. If, however, certificates representing the exchange notes or the outstanding notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the outstanding notes tendered, or if tendered outstanding notes are registered in the name of any person other than the person signing the letter of transmittal, or if a transfer tax is imposed for any reason other than the exchange of the notes pursuant to the exchange offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other person) will be payable by the tendering holder.

Accounting Treatment

The exchange notes will be recorded at the same carrying value as the outstanding notes. Accordingly, we will recognize no gain or loss for accounting purposes. We will amortize the expenses of the exchange offer over the term of the exchange notes.

Consequences of Failure to Exchange

As a result of making this exchange offer, we will have fulfilled one of our obligations under the Registration Rights Agreement, and holders who do not tender their outstanding notes generally will not have any further registration rights under the Registration Rights Agreement or otherwise. Accordingly, any holder of outstanding notes that does not exchange those notes for exchange notes will continue to hold the untendered outstanding notes and will be entitled to all the rights and limitations applicable thereto under the indenture, except to the extent that such rights or limitations, by their terms, terminate or cease to have further effectiveness as a result of the exchange offer.

The outstanding notes that are not exchanged for exchange notes pursuant to the exchange offer will remain restricted securities. Accordingly, such outstanding notes may be offered, resold, pledged or otherwise transferred only:

•	to us (upon redemption thereof or otherwise);

•	pursuant to an effective registration statement under the Securities Act;

•	inside the United States to a person whom the seller reasonably believes is a qualified institutional buyer (as defined in Rule 144A under the Securities Act) in a transaction meeting the requirements of Rule 144A;

•	outside the United States in an offshore transaction in accordance with Rule 904 under the Securities Act; or

•	pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available), in each case in accordance with any applicable securities laws of any state of the United States.

Regulatory Approvals

Other than the federal securities laws, there are no federal or state regulatory requirements that we must comply with and there are no approvals that we must obtain in connection with the exchange offer.

Other

Participation in the exchange offer is voluntary. You should carefully consider whether to accept the exchange offer. You should consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered outstanding notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any outstanding notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered outstanding notes.

DESCRIPTION OF EXCHANGE NOTES

The outstanding notes were issued under the Indenture (the “Indenture”) among itself, the Guarantors and Wells Fargo Bank, N.A., as trustee (the “Trustee”), in a private transaction that is not subject to the registration requirements of the Securities Act. Upon the issuance of the exchange notes, the Indenture will be subject to and governed by the provisions of Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

The following description is a summary of the material provisions of the Indenture and the Registration Rights Agreement. It does not restate those agreements in their entirety. We urge you to read the Indenture and the Registration Rights Agreement because they, and not this description, define your rights as holders of the exchange notes. Anyone who receives this Prospectus may obtain a copy of the Indenture and Registration Rights Agreement without charge by writing to Texas Industries, Inc., 1341 West Mockingbird Lane, Dallas, Texas, 75247, Attention: Investor Relations Department.

Certain defined terms used in this description but not defined below under “— Certain Definitions” have the meanings assigned to them in the Indenture. In this description, the word “Company” refers only to Texas Industries, Inc. and not to any of its subsidiaries. Unless the context requires otherwise, for all purposes of the Indenture and this “Description of Exchange Notes,” references to the “Notes” shall mean the exchange notes.

Brief Description of the Notes and the Note Guarantees

The Notes:

•	will be general unsecured obligations of the Company;

•	will be effectively subordinated to any secured Indebtedness of the Company, including the Indebtedness of the Company under the Credit Agreement;

•	will be pari passu in right of payment with any existing and future unsecured Unsubordinated Indebtedness of the Company;

•	will be senior in right of payment to any existing or future subordinated Indebtedness of the Company, including the 5.5% Convertible Subordinated Debentures due 2028 of the Company; and

•	are guaranteed by the Guarantors as described under “— Note Guarantees.”

As of the date of the Indenture, all of our subsidiaries are “Restricted Subsidiaries.” However, under the circumstances described below under the subheading “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries,” we are permitted to designate certain of our subsidiaries as “Unrestricted Subsidiaries.” Any Unrestricted Subsidiaries will not be subject to any of the restrictive covenants in the Indenture and will not guarantee the Notes.

Principal, Maturity and Interest

The Notes will mature on June 15, 2011 and are limited in aggregate principal amount to $600.0 million. The Company may issue additional notes (the “Additional Notes”) from time to time after this offering. Any offering of Additional Notes is subject to the covenant described below under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock.” The Notes and any Additional Notes subsequently issued under the Indenture would be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The Company will issue Notes in denominations of $1,000 and integral multiples of $1,000.

Interest on the Notes will accrue at the rate of 10 1/4% per annum and will be payable semi-annually in arrears on June 15 and December 15, and commencing on December 15, 2003. The Company will make each interest payment to the Holders of record on the immediately preceding June 1 and December 1.

Interest on the Notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a Holder of $1.0 million or more of Notes has given wire transfer instructions to the Company, the Company will pay all principal, interest and premium and Liquidated Damages, if any, on that Holder’s Notes in accordance with those instructions. All other payments on Notes will be made at the office or agency of the Paying Agent and Registrar within the City and State of New York unless the Company elects to make interest payments by check mailed to the Holders at their addresses set forth in the register of Holders.

Paying Agent and Registrar for the Notes

The Trustee will initially act as Paying Agent and Registrar. The Company may change the Paying Agent or Registrar without prior notice to the Holders, and the Company or any of its Subsidiaries may act as Paying Agent or Registrar.

Transfer and Exchange

A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

The registered Holder of a Note will be treated as the owner of it for all purposes.

Note Guarantees

The Notes will be guaranteed, jointly and severally, by all of the Domestic Subsidiaries of the Company existing on the date of the Indenture other than TXI Receivables Corporation and TXI Capital Trust I. Each Note Guarantee of the Notes:

•	will be a general unsecured obligation of the Guarantor;

•	will be effectively subordinated to any secured Indebtedness of the Guarantor,including the Indebtedness of the Guarantor under the Credit Agreement;

•	will be pari passu in right of payment with any existing or future unsecured Unsubordinated Indebtedness of the Guarantor; and

•	will be senior in right of payment to any future subordinated Indebtedness of the Guarantor.

If the Company or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary (other than a Receivables Subsidiary) on or after the date of the Indenture, then that newly acquired or created Domestic Subsidiary must become a Guarantor and execute a supplemental indenture and deliver an Opinion of Counsel to the Trustee. See “— Certain Covenants — Guarantees.”

The obligations of each Guarantor under its Note Guarantee will be limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors — Risks Relating to Our Notes — Federal and state statutes allow courts, under specific circumstances, to void guarantees and require noteholders to return payments received from guarantors.”

Ranking

The Notes will rank equal in right of payment to all existing and future unsecured Unsubordinated Indebtedness and senior in right of payment to all subordinated Indebtedness of the Company. The Notes, however, will be effectively subordinated to the Company’s secured obligations to the extent of the collateral securing such obligations. Additionally, the Notes will be effectively subordinated to all liabilities, including trade payables, of the Company’s subsidiaries that are not Guarantors. The Note Guarantees will rank equal in right of payment will all existing and future unsecured Unsubordinated Indebtedness of the Guarantors. In addition, the Note Guarantees will be effectively subordinated to all of the Guarantors’ secured obligations to the extent of the collateral securing such obligations.

As of August 31, 2003, we and our subsidiaries had $603.1 million of Indebtedness outstanding, none of which was secured Indebtedness and none of which would have been subordinated to the Notes. In addition, we had $199.9 million of 5.5% convertible subordinated debentures due 2028 outstanding that underlie our capital trust subsidiary’s company-obligated mandatorily redeemable preferred securities.

Optional Redemption

At any time or times prior to June 15, 2006 the Company may redeem up to 35% of the aggregate principal amount of Notes issued under the Indenture at a redemption price of 110.250% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings; provided that:

(1)  at least 65% of the aggregate principal amount of Notes originally issued under the Indenture remains outstanding immediately after the occurrence of such redemption (excluding Notes held by the Company and its Subsidiaries); and

(2)  the redemption must occur within 45 days of the date of the closing of such Equity Offering.

In addition, at any time on or prior to June 15, 2007, the Company may redeem all or part of the Notes at a redemption price equal to the sum of (i) the principal amount thereof, plus (ii) accrued and unpaid interest, if any to the applicable date of redemption, plus (iii) the Make-Whole Premium.

Except pursuant to the preceding paragraphs, the Notes will not be redeemable at the Company’s option prior to June 15, 2007.

After June 15, 2007, the Company may redeem all or a part of the Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, thereon, to the applicable redemption date, if redeemed during the twelve-month period beginning on June 15 of the years indicated below:

Year	Percentage
2007	105.125%
2008	102.563%
2009 and thereafter	100.000%

If less than all of the Notes are to be redeemed at any time, the Trustee will select Notes for redemption as follows:

(1)  if the Notes are listed, in compliance with the requirements of the principal national securities exchange on which the Notes are listed; or

(2)  if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate.

No Notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. Notices of redemption may not be conditional.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the Holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

Our decision regarding whether to redeem the exchange notes will be based on, among other factors, whether such redemptions would be financially beneficial to us and whether such redemption, in our judgment, would be in our best interests.

Mandatory Redemption

The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each Holder of Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of that Holder’s Notes pursuant to a Change of Control Offer on the terms set forth in the Indenture. In the Change of Control Offer, the Company will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest and Liquidated Damages, if any, thereon, to the date of purchase. Within ten days following any Change of Control, the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the Change of Control Payment Date specified in such notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such compliance.

On the Change of Control Payment Date, the Company will, to the extent lawful:

(1)  accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer;

(2)  deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered; and

(3)  deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company.

The Paying Agent will promptly mail or wire transfer to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof.

The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The Credit Agreement prohibits the Company from prepaying or redeeming any Notes. The Credit Agreement also provides that certain change of control events with respect to the Company would constitute a default thereunder. Any future credit agreements or other agreements relating to Indebtedness to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Notes. In such case, the Company’s failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under such other agreements.

The provisions described above that require the Company to make a Change of Control Offer following a Change of Control will be applicable regardless of whether any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the Company and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of Notes to require the Company to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)  the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

(2)  such fair market value is determined by the Company’s Board of Directors and evidenced by a resolution of the Board of Directors set forth in an Officers’ Certificate delivered to the Trustee; and

(3)  at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of cash or Replacement Assets or a combination of both. For purposes of this provision, each of the following shall be deemed to be cash:

(a)  any liabilities (as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet), of the Company or any Restricted Subsidiary (other than contingent liabilities,

liabilities that are by their terms subordinated to the Notes or any Note Guarantee and liabilities to the extent owed to the Company or any Affiliate of the Company) that are assumed by the transferee of any such assets pursuant to a customary written agreement that releases the Company or such Restricted Subsidiary from further liability; and

(b)  any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are contemporaneously (subject to ordinary settlement periods) converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received in that conversion).

Within 360 days after the receipt of any Net Proceeds from an Asset Sale, the Company may apply such Net Proceeds at its option:

(1)  to repay Indebtedness under the Credit Facilities or Unsubordinated Indebtedness secured by such assets and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto; or

(2)  to purchase Replacement Assets or make a capital expenditure in or that is used or useful in a Permitted Business.

Pending the final application of any such Net Proceeds, the Company may temporarily reduce revolving credit borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute “Excess Proceeds.” Within 10 days after the aggregate amount of Excess Proceeds exceeds $10.0 million, the Company will make an Asset Sale Offer to all Holders of Notes and all holders of other Unsubordinated Indebtedness containing provisions similar to those set forth in the Indenture with respect to offers to purchase with the proceeds of sales of assets, to purchase the maximum principal amount of Notes and such other Unsubordinated Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use such Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes and such other Unsubordinated Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, Notes and such other Unsubordinated Indebtedness to be purchased shall be selected on a pro rata basis based on the principal amount of Notes and such other pari passu Indebtedness tendered. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sales provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Indenture by virtue of such compliance.

The Credit Agreement prohibits the Company from prepaying or redeeming any Notes, and also provides that certain asset sales with respect to the Company would constitute a default thereunder. Any future credit agreements or other agreements relating to Indebtedness to which the Company becomes a party may contain similar restrictions and provisions. In the event an Asset Sale occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Notes. In such case, the Company’s failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under such other agreements.

Suspension Condition

During any period of time that the Notes are rated Investment Grade by both Rating Agencies and no Default or Event of Default shall have occurred and then be continuing (the foregoing conditions being referred to collectively as the “Suspension Condition”), the Company and its Restricted Subsidiaries will not be subject to the covenants described under “— Certain Covenants — Restricted Payments,” “— Incurrence of Indebtedness and Issuance of Preferred Stock,” clause (3) of “— Merger, Consolidation or Sale of Assets,” “— Transactions with Affiliates,” clauses (1) and (3) of “— Sale and Leaseback Transactions” and “— Limitation on Issuances and Sales of Equity Interests in Restricted Subsidiaries” and will not be subject to the provisions of the Indenture described under “— Repurchase at the Option of the Holders — Asset Sales” (collectively, the “Suspended Covenants”). As a result, if and while the Company meets the Suspension Condition, the Notes will be entitled to substantially less covenant protection. If the Company and its Restricted Subsidiaries are not subject to the Suspended Covenants with respect to the Notes for any period of time as a result of the foregoing and, subsequently, one or both Rating Agencies withdraw their Investment Grade rating or downgrade the Investment Grade rating assigned to the Notes such that the Notes are no longer rated Investment Grade by both Rating Agencies, then the Company and each of its Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants. Compliance with the Suspended Covenants with respect to Restricted Payments made after the time of such withdrawal or downgrade will be calculated in accordance with the terms of the covenant described above under “— Certain Covenants — Restricted Payments” as if such covenant had been in effect during the entire period of time from the date of the Indenture.

So long as the Notes are outstanding, including while the Company meets the Suspension Condition, the Company and its Restricted Subsidiaries will be subject to the provisions of the Indenture described under “— Repurchase at the Option of the Holders — Change of Control” and the covenants described under: “— Certain Covenants — Liens,” “— Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries,” “— Merger, Consolidation or Sale of Assets” (other than clause (3)), “— Guarantees,” “— Designation of Restricted and Unrestricted Subsidiaries,” “— Sale and Leaseback Transactions” (other than clauses (1) and (3)), “— Business Activities,” “— Payments for Consent” and “— Reports.”

Certain Covenants

Restricted Payments

(A)  The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)  declare or pay any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Company’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends, payments or distributions payable in Equity Interests (other than Disqualified Stock) of the Company or to the Company or a Restricted Subsidiary of the Company);

(2)  purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any Guarantor (other than a Wholly Owned Restricted Subsidiary or such purchases, redemptions or other acquisitions of Equity Interests of a Guarantor from the Company or another Guarantor);

(3)  make any voluntary payment on or with respect to, or voluntarily purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the Notes or the Note Guarantees; or

(4)  make any Restricted Investment (all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(a)  no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

(b)  the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(c)  such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the date of the Indenture (excluding Restricted Payments permitted by clauses (2), (3), (4), (5) and (6) of the next succeeding paragraph (B)), is less than the sum, without duplication, of:

(i)  50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the Indenture to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

(ii)  100% of the aggregate net cash proceeds received by the Company since the date of the Indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of the Company (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Company that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of the Company); plus

(iii)  with respect to Restricted Investments made by the Company and its Restricted Subsidiaries after the date of the Indenture, an amount equal to (x) the amount returned in cash to the Company or any Restricted Subsidiary of the Company on or with respect to such Restricted Investments, whether resulting from payments of interest on Indebtedness, dividends or distributions, repayments of loans or advances in cash or other payments, or from the net cash proceeds from the sale of any such Investment, or (y) upon the designation of any Unrestricted Subsidiary to be a Restricted Subsidiary, the fair market value of the Company’s or its Restricted Subsidiary’s equity interest in such Subsidiary at the time of such designation, in each case, but only if and to the extent such amounts are not included in the calculation of Consolidated Net Income and not to exceed the amount of the Restricted Investment previously made by the Company or any Restricted Subsidiary in such Person or Unrestricted Subsidiary; plus

(iv)  $20.0 million.

(B)  So long as no Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

(1)  the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture;

(2)  the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of the Company or any Guarantor or of any Equity Interests of the Company or any Guarantor in exchange for, or out of the net cash proceeds of a contribution to the common equity of the Company or a substantially concurrent sale (other than to a Subsidiary of the Company) of, Equity Interests of the Company (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (3)(b) of the preceding paragraph (A);

(3)  the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness of the Company or any Guarantor in exchange for, or with the net cash proceeds from, an Incurrence of Permitted Refinancing Indebtedness;

(4)  the payment of any dividend or distribution by a Restricted Subsidiary of the Company to the holders of its common Equity Interests, or the redemption by a Restricted Subsidiary of the Company of its common Equity Interests, in each case on a pro rata basis;

(5)  the repurchase of Capital Stock deemed to occur upon the exercise of options or warrants if such Capital Stock represents all or a portion of the exercise price thereof;

(6)  the payment of dividends on the 5.5% Shared Preference Redeemable Securities of TXI Capital Trust I as in effect and outstanding as of the date of the Indenture in an aggregate annual amount not to exceed $11.0 million; or

(7)  dividends paid by the Company on its common stock in an annual amount not to exceed (a) $7.0 million plus (b) an amount equal to 3% of net cash proceeds received by the Company or reduction of Indebtedness of the Company from the issuance, exchange or sale of the Company’s common stock after the date of the Indenture.

The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued to or by the Company or such Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant shall be determined by the Board of Directors whose resolution with respect thereto shall be delivered to the Trustee. The Board of Directors’ determination must be based upon an opinion or appraisal issued by an independent accounting, appraisal or investment banking firm if the fair market value exceeds $10.0 million. Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers’ Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this “Restricted Payments” covenant were computed, together with a copy of any fairness opinion or appraisal required by the Indenture.

Incurrence of Indebtedness and Issuance of Preferred Stock

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Debt), and the Company will not permit any of its Restricted Subsidiaries to issue any preferred stock; provided, however, that the Company or any Guarantor may Incur Indebtedness, if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred would have been at least 2.0 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the Incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1)  the Incurrence by the Company or any Guarantor of Indebtedness under Credit Facilities in an aggregate principal amount at any one time outstanding pursuant to this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Restricted Subsidiaries thereunder) not to exceed the greater of (a) $200.0 million, less the aggregate amount of all Net Proceeds of Asset Sales applied by the Company or any Restricted Subsidiary to permanently repay any such Indebtedness (and, in the case of any revolving credit Indebtedness, to effect a corresponding commitment reduction thereunder) pursuant to the covenant “— Repurchase at the Option of Holders — Asset Sales” and (b) the sum of the amounts equal to (x) 40% of the consolidated book value of the inventory of the Company and the Guarantors and (y) 70% of the consolidated book value of the accounts receivable of the Company and the Guarantors, in each case as set forth on the most recent available quarterly or annual consolidated balance sheet of the Company and its Restricted Subsidiaries, prepared in conformity with GAAP;

(2)  the Incurrence of Existing Indebtedness;

(3)  the Incurrence by the Company and the Guarantors of Indebtedness represented by the Notes and the related Note Guarantees to be issued on the date of the Indenture and the Exchange Notes and the related Note Guarantees to be issued pursuant to the Registration Rights Agreement;

(4)  the Incurrence by the Company or any Restricted Subsidiary of the Company of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the Indenture to be Incurred under the first paragraph of this covenant or clauses (2), (3), (4) or (7) of this paragraph;

(5)  the Incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness owing to and held by the Company or any of its Restricted Subsidiaries; provided, however, that:

(a)  if the Company or any Guarantor is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes, in the case of the Company, or the Note Guarantee, in the case of a Guarantor; and

(b)  (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary thereof and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary thereof, shall be deemed, in each case, to constitute an Incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (5);

(6)  the Guarantee by the Company or any of the Guarantors of Indebtedness of the Company or a Restricted Subsidiary of the Company that was permitted to be Incurred by another provision of this covenant; or

(7)  the Incurrence by the Company or any Guarantor of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness Incurred to refund, refinance or replace any Indebtedness Incurred pursuant to this clause (7), not to exceed $10.0 million.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that any proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (7) above, or is entitled to be Incurred pursuant to the first paragraph of this covenant, the Company will be permitted to classify at the time of its Incurrence such item of Indebtedness in any manner that complies with this covenant. Indebtedness under Credit Facilities outstanding on the date on which Notes are first issued under the Indenture shall be deemed to have been Incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt.

Notwithstanding any other provision of this “Limitation on Indebtedness” covenant, the maximum amount of Indebtedness that may be Incurred pursuant to this “Limitation on Indebtedness” covenant will not be deemed to be exceeded, with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies.

The Company will not Incur any Indebtedness that is subordinate or junior in right of payment to any other Indebtedness of the Company unless it subordinate in right of payment to the Notes. No Guarantor will Incur any Indebtedness that is subordinate or junior in right of payment to any other Indebtedness of such Guarantor unless it is subordinate in right of payment to such Guarantor’s Note Guarantee.

Liens

The Company will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) upon any of their property or assets, now owned or hereafter acquired, unless all payments due under the Indenture and the Notes are secured on an equal and ratable basis with the obligations so secured until such time as such obligations are no longer secured by a Lien.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)  pay dividends or make any other distributions on its Capital Stock (or with respect to any other interest or participation in, or measured by, its profits) to the Company or any of its Restricted Subsidiaries or pay any liabilities owed to the Company or any of its Restricted Subsidiaries;

(2)  make loans or advances to the Company or any of its Restricted Subsidiaries; or

(3)  transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to such encumbrances or restrictions existing under, by reason of or with respect to:

(1)  the Existing Indebtedness, the Credit Agreement, the Accounts Receivable Facility or any other agreements in effect on the date of the Indenture and any amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacements or refinancings thereof, provided that the encumbrances and restrictions in any such amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacements or refinancings are no more restrictive, taken as a whole, than those contained in such Existing Indebtedness, the Indenture, the Credit Agreement, the Accounts Receivable Facility or such other agreements as in effect on the date of the Indenture;

(2)  the Indenture, the Notes and the Note Guarantees;

(3)  applicable law;

(4)  any agreement or arrangement applicable to any Person or the property or assets of such Person acquired by the Company or any of its Restricted Subsidiaries, existing at the time of such acquisition and not entered into in connection with or in contemplation of such acquisition; provided that the encumbrance or restriction therein is not applicable to any Person or the properties or assets of any Person, other than the Person, or the property or assets of such Person, so acquired and any amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacements or refinancings thereof, provided that the encumbrances and restrictions in any such amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacement or refinancings are no more restrictive, taken as a whole, than those in effect on the date of the acquisition;

(5)  in the case of clause (3) of the first paragraph of this covenant:

(a)  that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance, joint venture, partnership interest or contract or similar property or asset,

(b)  existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Company or any Restricted Subsidiary not otherwise prohibited by the Indenture or

(c)  arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of the Company or any Restricted Subsidiary in any manner material to the Company or any Restricted Subsidiary;

(6)  any agreement for the sale or other disposition of all or substantially all of the capital stock of, or property and assets of, a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending such sale or other disposition;

(7)  Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(8)  restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business; and

(9)  Standard Securitization Undertakings related to a Receivables Subsidiary in connection with a Qualified Receivables Transaction.

Merger, Consolidation or Sale of Assets

The Company will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not the Company is the surviving corporation) or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties and assets of the Company and its Subsidiaries taken as a whole, in one or more related transactions, to another Person unless:

(1)  either: (a) the Company is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition shall have been made (i) is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia and (ii) assumes all the obligations of the Company under the Notes, the Indenture and the Registration Rights Agreement pursuant to agreements reasonably satisfactory to the Trustee;

(2)  immediately after giving effect to such transaction no Default or Event of Default exists;

(3)  immediately after giving effect to such transaction on a pro forma basis, the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, conveyance or other disposition shall have been made, will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(4)  each Guarantor, unless such Guarantor is the Person with which the Company has entered into a transaction under this “Consolidation, Merger or Sale of Assets” covenant, shall have by amendment to its Note Guarantee confirmed that its Note Guarantee shall apply to the obligations of the Company or the surviving Person in accordance with the Notes and the Indenture.

In addition, the Company may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person. Clause (3) above of this “Merger, Consolidation or Sale of Assets” covenant will not apply to any merger, consolidation or sale, assignment, transfer, conveyance or other disposition of assets between or among the Company and any of its Restricted Subsidiaries.

Transactions with Affiliates

The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into, make, amend, renew or extend any transaction, contract, agreement, understanding, loan, advance or Guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”), unless:

(1)  such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable arm’s-length transaction by the Company or such Restricted Subsidiary with a Person that is not an Affiliate of the Company; and

(2)  the Company delivers to the Trustee:

(a)  with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, a resolution of the Board of Directors set forth in an Officers’ Certificate certifying that such Affiliate Transaction or series of related Affiliate Transactions complies with this covenant and that such Affiliate Transaction or series of related Affiliate Transactions has been approved by a majority of the disinterested members of the Board of Directors; and

(b)  with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, an opinion as to the fairness to the Company or such Restricted Subsidiary of such Affiliate Transaction or series of related Affiliate Transactions from a financial point of view issued by an independent accounting, appraisal or investment banking firm.

The following items shall not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1)  transactions between or among the Company and/or its Restricted Subsidiaries;

(2)  payment of reasonable fees and compensation to, and indemnity provided on behalf of, the executive officers and directors of the Company and its Restricted Subsidiaries;

(3)  Restricted Payments that are permitted by the provisions of the Indenture described above under the caption “— Restricted Payments;”

(4)  transfers of accounts receivable and related assets to a Receivables Subsidiary in connection with a Qualified Receivables Transaction and the charging of fees and expenses in the ordinary course of business in connection with such transfers; and

(5)  any sale of Capital Stock (other than Disqualified Stock) of the Company.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary; provided that:

(1)  any Guarantee by the Company or any Restricted Subsidiary of any Indebtedness of the Subsidiary being so designated will be deemed to be an Incurrence of Indebtedness by the Company or such Restricted Subsidiary (or both, if applicable) at the time of such designation, and such Incurrence of Indebtedness would be permitted under the covenant described above under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock;”

(2)  the aggregate fair market value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary being so designated (including any Guarantee by the Company or any Restricted Subsidiary of any Indebtedness of the such Subsidiary) will be deemed to be a Restricted Investment made as of the time of such designation and that such Investment would be permitted under the covenant described above under the caption “— Certain Covenants — Restricted Payments;”

(3)  such Subsidiary does not own any Equity Interests of, or hold any Liens on any Property of, the Company or any Restricted Subsidiary;

(4)  the Subsidiary being so designated:

(a)  is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

(b)  is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results;

(c)  has not Guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries, except to the extent such Guarantee or credit support would be released upon such designation; and

(d)  other than in the case of a Receivables Subsidiary, has at least one director on its Board of Directors that is not a director or officer of the Company or any of its Restricted Subsidiaries and has at least one executive officer that is not a director or officer of the Company or any of its Restricted Subsidiaries; and

(5)  no Default or Event of Default would be in existence following such designation.

Any designation of a Restricted Subsidiary of the Company as an Unrestricted Subsidiary shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the preceding conditions and was permitted by the Indenture. If, at any time, any Unrestricted Subsidiary (x) would fail to meet any of the preceding requirements described in subclauses (a), (b) and (c) of clause (4) above or (y) fails to meet the requirement described in clause 4(d) above and such failure continues for a period of 60 days, such Subsidiary shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness, Investments, or Liens on the property, of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness, Investments or Liens are not permitted to be incurred as of such date under the Indenture, the Company shall be in default under the Indenture.

The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that:

(1)  such designation shall be deemed to be an Incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if such Indebtedness is permitted under the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period;

(2)  all outstanding Investments owned by such Unrestricted Subsidiary will be deemed to be made as of the time of such designation and such Investments shall only be permitted if such Investments would be permitted under the covenant described above under the caption “— Certain Covenants — Restricted Payments;”

(3)  all Liens upon property or assets of such Unrestricted Subsidiary existing at the time of such designation would be permitted under the caption “— Certain Covenants — Liens;” and

(4)  no Default or Event of Default would be in existence following such designation.

Sale and Leaseback Transactions

The Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction; provided that the Company or any Restricted Subsidiary may enter into a sale and leaseback transaction if:

(1)  the Company or that Restricted Subsidiary, as applicable, could have Incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction under the Fixed Charge Coverage Ratio test in the first paragraph of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock;”

(2)  the gross cash proceeds of that sale and leaseback transaction are at least equal to the fair market value, as determined in good faith by the Board of Directors and set forth in an Officers’ Certificate delivered to the Trustee, of the property that is the subject of that sale and leaseback transaction; and

(3)  the transfer of assets in that sale and leaseback transaction is permitted by, and the Company applies the proceeds of such transaction in compliance with, the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales.”

Limitation on Issuances and Sales of Equity Interests in Restricted Subsidiaries

The Company will not transfer, convey, sell, lease or otherwise dispose of, and will not permit any of its Restricted Subsidiaries to, issue, transfer, convey, sell, lease or otherwise dispose of any Equity Interests in any Restricted Subsidiary of the Company to any Person (other than the Company or a Restricted Subsidiary of the Company or, if necessary, shares of its Capital Stock constituting directors’ qualifying shares or issuances of shares of Capital Stock of foreign Restricted Subsidiaries to foreign nationals, to the extent required by applicable law), except:

(1)  if, immediately after giving effect to such issuance, transfer, conveyance, sale, lease or other disposition, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made under the “Restricted Payments” covenant if made on the date of such issuance or sale; or

(2)  sales of Common Stock of a Restricted Subsidiary by the Company or a Restricted Subsidiary, provided that the Company or such Restricted Subsidiary complies with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales.”

Guarantees

If the Company or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary (other than a Receivables Subsidiary) on or after the date of the Indenture, then that newly acquired or created Domestic Subsidiary must become a Guarantor and execute a supplemental indenture and deliver an Opinion of Counsel to the Trustee. The Company will not permit any of its Restricted Subsidiaries, directly or indirectly, to Guarantee the payment of any other Indebtedness of the Company, unless such Restricted Subsidiary is a Guarantor or simultaneously executes and delivers a supplemental indenture providing for the Guarantee of the payment of the Notes by such Restricted Subsidiary, which Guarantee shall be senior to or pari passu with such Subsidiary’s Guarantee of such other Indebtedness. The form of the Note Guarantee will be attached as an exhibit to the Indenture.

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than the Company or another Guarantor, unless:

(1)  immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2)  either:

(a)  the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger (if other than the Guarantor) is a corporation or limited liability company organized or existing under the laws of the United States, any state thereof or the District of Columbia and assumes all the obligations of that Guarantor under the Indenture, its Note Guarantee and the Registration Rights Agreement pursuant to a supplemental indenture reasonably satisfactory to the Trustee; or

(b)  such sale or other disposition complies with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales.”

The Note Guarantee of a Guarantor will be released:

(1)  in connection with any sale or other disposition of all of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) an Affiliate of the Company, if the sale of all such Capital Stock of that Guarantor complies with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales;”

(2)  if the Company properly designates that Guarantor as an Unrestricted Subsidiary under the Indenture; or

(3)  upon the release or discharge of the Guarantee which resulted in the creation of such Note Guarantee pursuant to this covenant “— Certain Covenants — Guarantees,” except a discharge or release by or as a result of payment under such Guarantee.

Business Activities

The Company will not, and will not permit any Restricted Subsidiary to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Company and its Restricted Subsidiaries taken as a whole.

Payments for Consent

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid and is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

Whether or not required by the Commission, so long as any Notes are outstanding, the Company will prepare, within the time periods specified in the Commission’s rules and regulations, and furnish to the Holders of Notes upon request:

(1)  all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Company’s certified independent accountants; and

(2)  all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports.

In addition, whether or not required by the Commission, the Company will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing) and make such information available to prospective investors upon request. In addition, the Company and the Guarantors have agreed that, for so long as any Notes remain outstanding, they will furnish to the Holders and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraphs shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

Events of Default and Remedies

Each of the following is an Event of Default:

(1)  default for 30 days in the payment when due of interest on, or Liquidated Damages with respect to, the Notes;

(2)  default in payment when due (whether at maturity, upon acceleration, redemption or otherwise) of the principal of, or premium, if any, on the Notes;

(3)  failure by the Company or any of its Restricted Subsidiaries to comply with the provisions described under the captions “— Repurchase at the Option of Holders — Change of Control,” “— Repurchase at the Option of Holders — Asset Sales” or “— Certain Covenants — Merger, Consolidation or Sale of Assets” or the provisions described in the second paragraph under the caption “— Guarantees”;

(4)  failure by the Company or any of its Restricted Subsidiaries for 30 days after written notice by the Trustee or Holders representing 25% or more of the aggregate principal amount of Notes outstanding to comply with any of the other agreements in the Indenture;

(5)  default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is Guaranteed by the Company or any of its Restricted Subsidiaries) whether such Indebtedness or Guarantee now exists, or is created after the date of the Indenture, if that default:

(a)  is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b)  results in the acceleration of such Indebtedness prior to its express maturity, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more;

(6)  failure by the Company or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $10.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(7)  except as permitted by the Indenture, any Note Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Note Guarantee; and

(8)  certain events of bankruptcy or insolvency with respect to the Company or any Significant Subsidiary of the Company (or any Restricted Subsidiaries that together would constitute a Significant Subsidiary).

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company or any Significant Subsidiary of the Company (or any Restricted Subsidiaries that together would constitute a Significant Subsidiary), all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately.

Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any Default or Event of Default (except a Default or Event of Default relating to the payment of principal, premium, interest or Liquidated Damages) if it determines that withholding notice is in their interest.

The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest or Liquidated Damages on, or the principal or premium, if any, of the Notes. The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of Notes. A Holder may not pursue any remedy with respect to the Indenture or the Notes unless:

(1)  the Holder gives the Trustee written notice of a continuing Event of Default;

(2)  the Holders of at least 25% in aggregate principal amount of outstanding Notes make a written request to the Trustee to pursue the remedy;

(3)  such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense;

(4)  the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

(5)  during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding Notes do not give the Trustee a direction that is inconsistent with the request.

However, such limitations do not apply to the right of any Holder of a Note to receive payment of the principal of, premium or Liquidated Damages, if any, or interest on, such Note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the Notes, which right shall not be impaired or affected without the consent of the Holder.

In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes. If an Event of Default occurs during any time that the Notes are outstanding, by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding the prohibition on redemption of the Notes, then the premium specified in the Indenture that would have been payable upon redemption at the time the Event of Default occurs shall also become immediately due and payable to the extent permitted by law upon the acceleration of the Notes.

The Company is required to deliver to the Trustee annually within 90 days after the end of each fiscal year a statement regarding compliance with the Indenture. Upon becoming aware of any Default or Event of Default, the Company is required to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Company or any Guarantor, as such, shall have any liability for any obligations of the Company or the Guarantors under the Notes, the Indenture, the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Legal Defeasance and Covenant Defeasance

The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes and all obligations of the Guarantors discharged with respect to their Note Guarantees (“Legal Defeasance”) except for:

(1)  the rights of Holders of outstanding Notes to receive payments in respect of the principal of, or interest or premium and Liquidated Damages, if any, on such Notes when such payments are due from the trust referred to below;

(2)  the Company’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)  the rights, powers, trusts, duties and immunities of the Trustee, and the Company’s and the Guarantor’s obligations in connection therewith; and

(4)  the Legal Defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Guarantors released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “Events of Default” will no longer constitute Events of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)  the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium and Liquidated Damages, if any, on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date;

(2)  in the case of Legal Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)  in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)  no Default or Event of Default shall have occurred and be continuing either: (a) on the date of such deposit; or (b) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

(5)  such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(6)  the Company must have delivered to the Trustee an Opinion of Counsel to the effect that, (1) assuming no intervening bankruptcy of the Company or any Guarantor between the date of deposit and the 91st day following the deposit and assuming that no Holder is an “insider” of the Company under applicable bankruptcy law, after the 91st day following the deposit, the trust funds will not be subject to the effect of Section 547 of the United States Bankruptcy Code and (2) the creation of the defeasance trust does not violate the Investment Company Act of 1940;

(7)  the Company must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others;

(8)  if the Notes are to be redeemed prior to their stated maturity, the Company must deliver to the Trustee irrevocable instructions to redeem all of the Notes on the specified redemption date; and

(9)  the Company must deliver to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the Indenture or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder):

(1)  reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

(2)  reduce the principal of or change the fixed maturity of any Note or alter the provisions, or waive any payment, with respect to the redemption of the Notes;

(3)  reduce the rate of or change the time for payment of interest on any Note;

(4)  waive a Default or Event of Default in the payment of principal of, or interest or premium, or Liquidated Damages, if any, on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration);

(5)  make any Note payable in money other than U.S. dollars;

(6)  make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of, or interest or premium or Liquidated Damages, if any, on the Notes;

(7)  release any Guarantor from any of its obligations under its Note Guarantee or the Indenture, except in accordance with the terms of the Indenture;

(8)  impair the right to institute suit for the enforcement of any payment on or with respect to the Notes or the Note Guarantees;

(9)  amend, change or modify the obligation of the Company to make and consummate an Asset Sale Offer with respect to any Asset Sale in accordance with the “Repurchase at the Option of Holders — Asset Sales” covenant after the obligation to make such Asset Sale Offer has arisen or the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control in accordance with the “Repurchase at the Option of Holders — Change of Control” covenant after such Change of Control has occurred, including, in each case, amending, changing or modifying any definition relating thereto;

(10)  except as otherwise permitted under the “Merger, Consolidation and Sale of Assets” covenant, consent to the assignment or transfer by the Company or any Guarantor of any of their rights or obligations under the Indenture; and

(11)  make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any Holder of Notes, the Company, the Guarantors and the Trustee may amend or supplement the Indenture or the Notes:

(1)  to cure any ambiguity, defect or inconsistency;

(2)  to provide for uncertificated Notes in addition to or in place of certificated Notes and to provide for the issuance of Additional Notes in accordance with the limitations in the Indenture;

(3)  to provide for the assumption of the Company’s or any Guarantor’s obligations to Holders of Notes in the case of a merger or consolidation or sale of all or substantially all of the Company’s or such Guarantor’s assets;

(4)  to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under the Indenture of any such Holder;

(5)  to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(6)  to comply with the provision described under “Certain Covenants — Guarantees”; or

(7)  to evidence and provide for the acceptance of appointment of a successor Trustee.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

(1)  either:

(a)  all Notes that have been authenticated (except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation; or

(b)  all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the sending of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium and Liquidated Damages, if any, and accrued interest to the date of maturity or redemption;

(2)  no Default or Event of Default shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(3)  the Company or any Guarantor has paid or caused to be paid all sums payable by it under the Indenture; and

(4)  the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

In addition, the Company must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the Trustee becomes a creditor of the Company or any Guarantor, the Indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

The Indenture provides that in case an Event of Default shall occur and be continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Book-Entry, Delivery and Form

We will issue the exchange notes in the form of one or more global notes (the “Global Exchange Note”). The Global Exchange Note will be deposited upon issuance with the Trustee as custodian for DTC, in New York, New York, and registered in the name of DTC or its nominee. Except as set forth below, the Global Exchange Note may be transferred, in whole and not in part, only to DTC or another nominee of DTC. Investors may hold their beneficial interests in the Global Exchange Notes directly through DTC if they have an account with DTC or indirectly through organizations that have accounts with DTC, including Morgan Guaranty Trust Company, Brussels office, as operator of Euroclear and Citibank N.A., as operator of Clearstream.

Beneficial interests in the Global Exchange Notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See “— Exchange of Global Exchange Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Exchange Notes will not be entitled to receive physical delivery of notes in certificated form.

Transfers of beneficial interests in the DTC Global Exchange Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

Depository Procedures

The following is a description of the operations and procedures of DTC, Euroclear and Clearstream. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. The Company takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

DTC has advised the Company that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised the Company that, pursuant to procedures established by it:

(1)  upon deposit of the Global Exchange Notes, DTC will credit the accounts of Participants designated by the Initial Purchasers with portions of the principal amount of the Global Exchange Notes; and

(2)  ownership of these interests in the Global Exchange Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Exchange Notes).

Investors in the Global Exchange Notes who are Participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Global Exchange Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants in such system. All interests in a Global Exchange Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Exchange Note to such Persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a Person having beneficial interests in a Global Exchange Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interest in the Global Exchange Notes will not have Notes registered in their names, will not receive physical delivery of Notes in certificated form and will not be considered the registered owners or “Holders” thereof under the Indenture for any purpose.

Payments in respect of the principal of, and interest and premium and Liquidated Damages, if any, on a Global Exchange Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee will treat the Persons in whose names the Notes, including the Global Exchange Notes, are registered as the owners thereof for the purpose of receiving payments and for all other purposes. Consequently, neither the Company, the Trustee nor any agent of the Company or the Trustee has or will have any responsibility or liability for:

(1)  any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Exchange Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Exchange Notes; or

(2)  any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised the Company that its current practice, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or the Company. Neither the Company nor the Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the Notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between Participants in DTC will be effected in accordance with DTC procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions, if applicable, to the Notes described herein, cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Exchange Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised the Company that it will take any action permitted to be taken by a Holder of Notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Exchange Notes and only in respect of such portion of the aggregate principal amount of the Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC reserves the right to exchange the Global Exchange Notes for legended Notes in certificated form, and to distribute such Notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Exchange Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither the Company nor the Trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Exchange Notes for Certificated Notes

A Global Exchange Note will be exchanged for definitive Notes in registered certificated form (“Certificated Notes”) if:

(1)  DTC (a) notifies the Company that it is unwilling or unable to continue as depositary for the Global Exchange Notes, or (b) has ceased to be a clearing agency registered under the Exchange Act, and in each case the Company fails to appoint a successor depositary;

(2)  the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of the Certificated Notes; or

(3)  there shall have occurred and be continuing a Default or Event of Default with respect to the Notes.

In addition, beneficial interests in a Global Exchange Note may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, Certificated Notes delivered in exchange for any Global Exchange Note or beneficial interests in Global Exchange Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Exchange of Certificated Notes for Global Exchange Notes

Certificated Notes may not be exchanged for beneficial interests in any Global Exchange Note unless the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer will comply with the appropriate transfer restrictions, if applicable, to such Notes.

Same Day Settlement and Payment

The Company will make payments in respect of the Notes represented by the Global Exchange Notes (including principal, premium, if any, interest and Liquidated Damages, if any) by wire transfer of immediately available funds to the accounts specified by the Global Exchange Note Holder. If a Holder of $1.0 million or more of the Notes has given wire transfer instructions to the Company, the Company will make all payments of principal, interest and premium and Liquidated Damages, if any, with respect to such Certificated Notes by wire transfer of immediately available funds to the accounts specified by the Holders. All other payments on Notes will be made at the office or agency of the Paying Agent and Registrar within the City and State of New York unless the Company elects to make interest payments by check mailed to the Holders at their addresses set forth in the register of Holders. The Notes represented by the Global Exchange Notes are expected to be eligible to trade in the PORTAL market and to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by DTC to be settled in immediately available funds. The Company expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Exchange Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised the Company that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Exchange Note by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Registration Rights; Liquidated Damages

The following description is a summary of the material provisions of the Registration Rights Agreement. It does not restate that agreement in its entirety. We urge you to read the proposed form of Registration Rights Agreement in its entirety because it, and not this description, defines your registration rights as Holders of these outstanding notes.

The Company, the Guarantors and the Initial Purchasers entered into the Registration Rights Agreement on or prior to the closing of this offering. Pursuant to the Registration Rights Agreement, the Company and the Guarantors agreed to file with the Commission the Exchange Offer Registration Statement on the appropriate form under the Securities Act with respect to the Exchange Notes. Upon the effectiveness of the Exchange Offer Registration Statement, the Company and the Guarantors will offer to the Holders of outstanding notes pursuant to the Exchange Offer who are able to make certain representations the opportunity to exchange their outstanding notes for exchange notes.

If:

(1)  the Company and the Guarantors are not permitted to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or Commission policy; or

(2)  any Holder of outstanding notes notifies the Company prior to the 20th day following consummation of the Exchange Offer that:

(a)  it is prohibited by law or Commission policy from participating in the Exchange Offer; or

(b)  it may not resell the exchange notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales; or

(c)  it is a broker-dealer and owns outstanding notes acquired directly from the Company or an affiliate of the Company,

the Company and the Guarantors will file with the Commission a Shelf Registration Statement to cover resales of the outstanding notes by the Holders thereof who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement.

The Company and the Guarantors will use their best efforts to cause the applicable registration statement to be declared effective as promptly as possible by the Commission.

The Registration Rights Agreement provides:

(1)  the Company and the Guarantors will file an Exchange Offer Registration Statement with the Commission on or prior to 60 days after the closing of this offering;

(2)  the Company and the Guarantors will use their best efforts to have the Exchange Offer Registration Statement declared effective by the Commission on or prior to 180 days after the closing of this offering;

(3)  unless the Exchange Offer would not be permitted by applicable law or Commission policy, the Company and the Guarantors will

(a)  commence the Exchange Offer; and

(b)  issue Exchange Notes in exchange for all outstanding notes tendered prior thereto in the Exchange Offer; and

(4)  if obligated to file the Shelf Registration Statement, the Company and the Guarantors will file the Shelf Registration Statement with the Commission on or prior to 45 days after such filing obligation arises and use their best efforts to cause the Shelf Registration to be declared effective by the Commission on or prior to 135 days after such obligation arises.

If:

(1)  the Company and the Guarantors fail to file any of the registration statements required by the Registration Rights Agreement on or before the date specified for such filing; or

(2)  any of such registration statements is not declared effective by the Commission on or prior to the date specified for such effectiveness (the “Effectiveness Target Date”); or

(3)  the Company and the Guarantors fail to consummate the Exchange Offer within 30 business days of the Effectiveness Target Date with respect to the Exchange Offer Registration Statement; or

(4)  the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with resales or exchanges of Notes during the periods specified in the Registration Rights Agreement (each such event referred to in clauses (1) through (4) above, a “Registration Default”), then the Company and the Guarantors will pay Liquidated Damages to each Holder of outstanding notes, with respect to the first 90-day period immediately following the occurrence of the first Registration Default in an amount equal to one-half of one percent (0.50%) per annum on the principal amount of outstanding notes held by such Holder.

The amount of the Liquidated Damages will increase by an additional one-half of one percent (0.50%) per annum on the principal amount of outstanding notes with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Liquidated Damages for all Registration Defaults of 1.5% per annum.

All accrued Liquidated Damages will be paid by the Company and the Guarantors on each interest payment date to the Global Exchange Note Holder by wire transfer of immediately available funds or by federal funds check and to Holders of outstanding Certificated Notes by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified.

Following the cure of all Registration Defaults, the accrual of Liquidated Damages will cease.

Holders of outstanding notes will be required to make certain representations to the Company (as described in the Registration Rights Agreement) in order to participate in the Exchange Offer and will be required to deliver certain information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the Registration Rights Agreement in order to have their outstanding notes included in the Shelf Registration Statement and benefit from the provisions regarding Liquidated Damages set forth above. By acquiring outstanding notes, a Holder will be deemed to have agreed to indemnify the Company and the Guarantors against certain losses arising out of information furnished by such Holder in writing for inclusion in any Shelf Registration Statement. Holders of outstanding notes will also be required to suspend their use of the prospectus included in the Shelf Registration Statement under certain circumstances upon receipt of written notice to that effect from the Company.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Accounts Receivable Facility” means the accounts receivable purchase arrangements established pursuant to the Receivables Purchase Agreement dated as of March 11, 1999 among the Company, TXI Receivables Corporation, the Financial Institutions listed on Schedule A thereto, Falcon Asset Securitization Corporation (together with the Financial Institutions, the “Purchasers”) and the First National Bank of Chicago, as Agent for the Purchasers, including any related notes, Guarantees, documents, instruments and agreements executed in connection therewith.

“Acquired Debt” means, with respect to any specified Person:

(1)  Indebtedness of any other Person existing at the time such other Person is merged with or into, or becomes a Subsidiary of, such specified Person, whether or not such Indebtedness is Incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

(2)  Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Affiliate” of any specified Person means (1) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person or (2) any executive officer or director of such specified Person. For purposes of this definition, “control,” as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” shall have correlative meanings.

“Asset Sale” means:

(1)  the sale, lease, conveyance or other disposition of any property or assets; provided that the sale, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption “— Repurchase at the Option of Holders — Change of Control” and/or the provisions described above under the caption “— Certain Covenants — Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2)  the issuance of Equity Interests by any of the Company’s Restricted Subsidiaries or the sale by the Company or any Restricted Subsidiary of Equity Interests in any of its Subsidiaries.

Notwithstanding the preceding, the following items shall be deemed not to be Asset Sales:

(1)  any single transaction or series of related transactions that involves assets having a fair market value of less than $2.0 million;

(2)  a transfer of assets between or among the Company and its Restricted Subsidiaries;

(3)  an issuance of Equity Interests by a Restricted Subsidiary to the Company or to another Restricted Subsidiary;

(4)  the sale or lease of equipment, inventory, accounts receivable or other assets in the ordinary course of business, including sales of accounts receivable and related assets under any Qualified Receivables Transaction;

(5)  the sale or other disposition of Cash Equivalents;

(6)  a Restricted Payment that is permitted by the covenant described above under the caption “— Certain Covenants — Restricted Payments;” and

(7)  a Permitted Investment.

“Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction, including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” shall be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” shall have a corresponding meaning.

“Board of Directors” means:

(1)  with respect to a corporation, the board of directors of the corporation; and

(2)  with respect to any other Person, the board or committee of such Person serving a similar function.

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

“Capital Stock” means:

(1)  in the case of a corporation, corporate stock;

(2)  in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)  in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)  any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Cash Equivalents” means:

(1)  United States dollars;

(2)  securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than twelve months from the date of acquisition;

(3)  certificates of deposit and eurodollar time deposits with maturities of twelve months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;

(4)  repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)  commercial paper having the highest rating obtainable from Moody’s or S&P and in each case maturing within six months after the date of acquisition; and

(6)  money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

“Change of Control” means the occurrence of any of the following:

(1)  the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act);

(2)  the adoption of a plan relating to the liquidation or dissolution of the Company;

(3)  any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes the ultimate Beneficial Owner, directly or indirectly, of 35% or more of the voting power of the Voting Stock of the Company;

(4)  the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors; or

(5)  the Company consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into the Company, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of the Company or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where (A) the Voting Stock of the Company outstanding immediately prior to such transaction remains outstanding and constitutes or is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person that constitutes a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance) and (B) immediately after such transaction, no “person” or “group” (as such terms are used in Section 13(d) and 14(d) of the Exchange Act) becomes, directly or indirectly, the beneficial owner (as defined above) of 35% or more of the voting power of the Voting Stock of the Company.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:

(1)  provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(2)  Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that any such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(3)  depreciation, depletion, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Subsidiaries for such period to the extent that such depreciation, depletion, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

(4)  net losses of any Unrestricted Subsidiary or any other Person that is not a Restricted Subsidiary of the Company and is accounted for by the equity method of accounting, to the extent that such net losses were deducted in computing such Consolidated Net Income; minus

(5)  non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue consistent with past practice and any items that represent the reversal of any accrual of, or cash reserve for, anticipated cash charges in any prior period, in each case, on a consolidated basis and determined in accordance with GAAP.

Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation, depletion and amortization and other non-cash expenses of, a Restricted Subsidiary of the Company shall be added to Consolidated Net Income to compute Consolidated Cash Flow of the Company only to the extent that a corresponding amount would be permitted at the date of determination to be dividended, distributed or lent to the Company by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1)  the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary thereof;

(2)  the Net Income of any Restricted Subsidiary shall be excluded to the extent that both the declaration or payment of dividends or similar distributions and the making of loans by that Restricted Subsidiary of that Net Income are not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its equityholders;

(3)  the Net Income of any Person acquired during the specified period for any period prior to the date of such acquisition shall be excluded;

(4)  the cumulative effect of a change in accounting principles shall be excluded; and

(5)  the Net Income (but not loss) of any Unrestricted Subsidiary shall be excluded, whether or not distributed to the specified Person or one of its Subsidiaries.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Company who:

(1)  was a member of such Board of Directors on the date of the Indenture; or

(2)  was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

“Credit Agreement” means the Credit Agreement dated as of the date of the Indenture, by and among the Company, the Company’s Subsidiaries party thereto, Bank of America, N.A., as Administrative Agent, Banc of America Securities LLC, as Sole Lead Arranger and Book Manager, and the other Lenders named therein presently providing for up to $200.0 million of revolving credit borrowings, including any related notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced, decreased, increased or refinanced from time to time, regardless of whether such amendment, modification, renewal, refunding, replacement, decrease, increase or refinancing is with the same financial institutions or otherwise.

“Credit Facilities” means, one or more debt or receivables facilities (including, without limitation, the Credit Agreement and the Accounts Receivable Facility) or commercial paper facilities, in each case with banks, vendors or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced, decreased, increased or refinanced in whole or in part from time to time.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is one year after the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale shall not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “— Certain Covenants — Restricted Payments.” The term “Disqualified Stock” shall also include any options, warrants or other rights that are convertible into Disqualified Stock or that are redeemable at the option of the holder, or required to be redeemed, prior to the date that is one year after the date on which the Notes mature.

“Domestic Subsidiary” means any Restricted Subsidiary of the Company other than a Subsidiary that is (1) a “controlled foreign corporation” under Section 957 of the Internal Revenue Code or (2) a Subsidiary of any such controlled foreign corporation.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means a public or private offer and sale of Capital Stock (other than Disqualified Stock) of the Company.

“Existing Indebtedness” means the aggregate principal amount of Indebtedness of the Company and its Subsidiaries (other than Indebtedness under the Credit Agreement and the Accounts Receivable Facility) in existence on the date of the Indenture.

“Fair Market Value” means the price that would be paid in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors, whose determination shall be conclusive if evidenced by a Board Resolution.

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1)  the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations; plus

(2)  the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3)  any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4)  any accounts receivable facility fees or discounts paid under the Accounts Receivable Facility or any other receivables financing; plus

(5)  the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Stock or preferred stock of such Person or any of its Restricted Subsidiaries that are not tax deductible for such Person or such Restricted Subsidiary, other than dividends on Equity Interests payable solely in Equity Interests of the Company (other than Disqualified Stock) or to the Company or a Restricted Subsidiary of the Company, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP; plus

(6)  all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Stock or preferred stock of such Person or any of its Restricted Subsidiaries that are tax deductible for such Person or such Restricted Subsidiary, other than dividends on Equity Interests payable solely in Equity Interests of the Company (other than Disqualified Stock) or to the Company or a Restricted Subsidiary of the Company.

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Subsidiaries Incurs, assumes, Guarantees, repays, repurchases or redeems any Indebtedness or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such Incurrence, assumption, Guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1)  acquisitions and dispositions of business entities or property and assets constituting a division or line of business of any Person that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated on a pro forma basis in accordance with Regulation S-X under the Securities Act, but without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income;

(2)  the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP shall be excluded;

(3)  the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Subsidiaries following the Calculation Date; and

(4)  consolidated interest expense attributable to interest on any Indebtedness (whether existing or being Incurred) computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the Calculation Date (taking into account any interest rate option, swap, cap or similar agreement applicable to such Indebtedness if such agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period.

“Guarantee” means, as to any Person, a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness of another Person.

“Guarantors” means:

(1)  each direct or indirect Domestic Subsidiary of the Company on the date of the Indenture, other than TXI Receivables Corporation and TXI Capital Trust I; and

(2)  any other subsidiary that executes a Note Guarantee in accordance with the provisions of the Indenture;

and their respective successors and assigns until released from their obligations under their Note Guarantees and the Indenture in accordance with the terms of the Indenture.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1)  interest rate swap agreements, interest rate cap agreements, interest rate collar agreements and other agreements or arrangements designed for the purpose of fixing, hedging or swapping interest rate risk;

(2)  commodity swap agreements, commodity option agreements, forward contracts and other agreements or arrangements designed for the purpose of fixing, hedging or swapping commodity price risk; and

(3)  foreign exchange contracts, currency swap agreements and other agreements or arrangements designed for the purpose of fixing, hedging or swapping foreign currency exchange rate risk.

“Incur” means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become directly or indirectly liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness; provided that (1) any Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary of the Company will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary of the Company and (2) neither the accrual of interest nor the accretion of original issue discount nor the payment of interest in the form of additional Indebtedness (to the extent provided for when the Indebtedness on which such interest is paid was originally issued) shall be considered an Incurrence of Indebtedness.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent, in respect of:

(1)  borrowed money;

(2)  evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof), but excluding obligations with respect to letters of credit (including trade letters of credit) securing obligations described in clause (5) below entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement; provided, however, that the foregoing exclusion shall not apply to letters of credit outstanding under the Credit Agreement;

(3)  banker’s acceptances;

(4)  Capital Lease Obligations and Attributable Debt;

(5)  the balance deferred and unpaid of the purchase price of any property which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto, except any such balance that constitutes an accrued expense or trade payable;

(6)  Hedging Obligations, other than Hedging Obligations that are Incurred in the ordinary course of business for the purpose of fixing, hedging or swapping interest rate, commodity price or foreign currency exchange rate risk (or to reverse or amend any such agreements previously made for such purposes), and not for speculative purposes, and that do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in interest rates, commodity prices or foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder; or

(7)  Disqualified Stock valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued dividends.

In addition, the term “Indebtedness” includes (x) for purposes of the covenants in the Indenture, any Obligations Incurred in connection with the Accounts Receivable Facility or any other receivables financing, (y) all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person), provided that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness, and (z) to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person. For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were purchased on any on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock, such fair market value shall be determined in good faith by the Board of Directors of the issuer of such Disqualified Stock.

The amount of any Indebtedness outstanding as of any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, and shall be:

(1)  the accreted value thereof, in the case of any Indebtedness issued with original issue discount; and

(2)  the principal amount thereof or, in the case of the Accounts Receivable Facility or any other receivables financing, an equivalent amount, together with any interest or accounts receivable facility fees thereon that are more than 30 days past due, in the case of any other Indebtedness;

provided that Indebtedness shall not include:

(i)  any liability for federal, state, local or other taxes,

(ii)  performance, surety or appeal bonds provided in the ordinary course of business, and letters of credit supporting any such bonds or provided to serve the purpose of any such bonds to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement, or

(iii)  agreements providing for indemnification, adjustment of purchase price or similar obligations, or Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of the Company or any of its Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), so long as the principal amount does not exceed the gross proceeds actually received by the Company or any Restricted Subsidiary in connection with such disposition.

“Investment Grade” means (1) BBB- or above, in the case of S&P (or its equivalent under any successor Rating Categories of S&P) and Baa3 or above, in the case of Moody’s (or its equivalent under any successor Rating Categories of Moody’s), or (2) the equivalent in respect of the Rating Categories of any Rating Agencies.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans or other extensions of credit (including Guarantees, but excluding advances to customers or suppliers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable, prepaid expenses or deposits on the balance sheet of the Company or its Restricted Subsidiaries and endorsements for collection or deposit arising in the ordinary course of business), advances (excluding commission, travel and similar advances to officers and employees made consistent with past practices), capital contributions, purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP.

If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Investments in such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments.” The acquisition by the Company or any Restricted Subsidiary of the Company of a Person that holds an Investment in a third Person shall be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person in an amount equal to the fair market value of the Investment held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments.”

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Make-Whole Premium” means, with respect to a Note on any date of redemption, the greater of (x) 1% of the principal amount of such Note or (y) the excess of (A) the present value at such date of redemption of (1) the redemption price of such Note at June 15, 2007 (such redemption price being described under “— Optional Redemption”) plus (2) all remaining required interest payments (exclusive of interest accrued and unpaid to the date of redemption) due on such Note through June 15, 2007, computed using semi-annual discounting and a discount rate equal to the Treasury Rate plus 50 basis points, over (B) the then outstanding principal amount of such Note.

“Moody’s” means Moody’s Investors Service, Inc.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends (other than reductions in respect of preferred stock dividends on the 5.5% Shared Preference Redeemable Securities of TXI Capital Trust I outstanding on the date of the indenture), excluding, however:

(1)  any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with: (a) any sales of assets outside the ordinary course of business of the Company and its Restricted Subsidiaries; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2)  any extraordinary gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss).

“Net Proceeds” means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the repayment of Indebtedness or other liabilities, secured by a Lien on the asset or assets that were the subject of such Asset Sale, or required to be paid as a result of such sale, and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

“Obligations” means any principal (or, in the case of the Accounts Receivable Facility or any other receivables financing, an equivalent amount), interest, penalties, fees (including accounts receivable facility fees or discounts), indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Permitted Business” means any business conducted or proposed to be conducted (as described in the prospectus) by the Company and its Restricted Subsidiaries on the date of the Indenture and other businesses reasonably related or ancillary thereto.

“Permitted Investments” means:

(1)  any Investment in the Company or in a Restricted Subsidiary of the Company that is a Guarantor;

(2)  any Investment in Cash Equivalents;

(3)  any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment:

(a)  such Person becomes a Restricted Subsidiary of the Company and a Guarantor; or

(b)  such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company that is a Guarantor;

(4)  any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales”;

(5)  Investments to the extent acquired in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company;

(6)  Hedging Obligations that are Incurred in the ordinary course of business for the purpose of fixing, hedging or swapping interest rate, commodity price or foreign currency exchange rate risk (or to reverse or amend any such agreements previously made for such purposes), and not for speculative purposes, and that do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in interest rates, commodity prices or foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

(7)  other Investments in any Person (other than a Person that controls the Company) having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (7) since the date of the Indenture, not to exceed 10% of the Tangible Assets of the Company and its Restricted Subsidiaries (determined as of the end of the most recent fiscal quarter of the Company), plus, to the extent that any Investment made pursuant to this clause (7) since the date of the Indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of (a) the cash return of capital with respect to such Investment (less the cost of disposition, if any) and (b) the initial amount of such Investment; provided that, at the time such Investment is made pursuant to this clause (7) and after giving pro forma effect thereto as if such Investment had been made at the beginning of the applicable four-quarter period, the Company would have been permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock;”

(8)  stock, obligations or securities received in satisfaction of judgments; and

(9)  Investments in a Receivables Subsidiary in connection with the Accounts Receivable Facility or any Qualified Receivables Transaction.

“Permitted Liens” means:

(1)  Liens on the assets of the Company and any Guarantor securing Indebtedness (and all Obligations related thereto) Incurred under clause (1) of the “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant;

(2)  Liens in favor of the Company or any Restricted Subsidiary that is a Guarantor;

(3)   Liens on property of a Person existing at the time such Person is merged with or into or consolidated with the Company or any Restricted Subsidiary of the Company or at the time such Person becomes a Restricted Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such transaction and do not extend to any other assets of the Company or any Restricted Subsidiary (other than additions and accessions to such property of such Person);

(4)  Liens on property existing at the time of acquisition thereof by the Company or any Restricted Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such acquisition and do not extend to any property other than the property so acquired by the Company or the Restricted Subsidiary (and additions and accessions thereto);

(5)  Liens existing on the date of the Indenture;

(6)  Liens on cash or Cash Equivalents securing Hedging Obligations of the Company or any of its Restricted Subsidiaries that do not constitute Indebtedness or securing letters of credit that support such Hedging Obligations;

(7)  Liens securing Permitted Refinancing Indebtedness (and all Obligations related thereto); provided, that such Liens do not extend to or cover any property or assets other than the property or assets that secure the Indebtedness being refinanced (and additions and accessions to such property or assets);

(8)  Liens for taxes, assessments and governmental charges not yet delinquent or being contested in good faith and for which adequate reserves have been established to the extent required by GAAP;

(9)  carriers, warehousemen’s, mechanics’, worker’s, materialmen’s, operators’, landlords’ or similar Liens arising in the ordinary course of business;

(10)  Liens incurred or deposits made in the ordinary course of business in connection with worker’s compensation, unemployment insurance or other social security obligations;

(11)  Liens, deposits or pledges to secure the performance of bids, tenders, contracts (other than contracts for the payment of Indebtedness), leases, or other similar obligations arising in the ordinary course of business;

(12)  survey exceptions, encumbrances, easements or reservations of, or rights of others for, rights of way, zoning or other restrictions as to the use of properties, and defects in title which, in the case of any of the foregoing, were not incurred or created to secure the payment of Indebtedness, and which in the aggregate do not materially adversely affect the value of such properties or materially impair the use for the purposes of which such properties are held by the Company or any Restricted Subsidiaries;

(13)  judgment and attachment Liens not giving rise to an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(14)  Liens, deposits or pledges to secure public or statutory obligations, surety, stay, appeal, indemnity, performance or other similar bonds or obligations; and Liens, deposits or pledges in lieu of such bonds or obligations, or to secure such bonds or obligations, or to secure letters of credit in lieu of or supporting the payment of such bonds or obligations;

(15)  Liens on property or assets used to defease Indebtedness that was not Incurred in violation of the Indenture;

(16)  Liens in favor of collecting or payor banks having a right of setoff, revocation, refund or chargeback with respect to money or instruments of the Company or any Subsidiary on deposit with or in possession of such bank;

(17)  purchase money Liens granted in connection with the acquisition of assets in the ordinary course of business, provided, that (A) such Liens attach only to the property so acquired with the purchase money indebtedness secured thereby (and to additions and accessions thereto) and (B) the principal amount of the Indebtedness secured by such Liens does not exceed 100% of the purchase price of such assets;

(18)  any interest or title of a lessor in the property subject to any lease; and

(19)  Liens (not otherwise permitted hereunder) with respect to obligations that do not exceed $15.0 million at any one time outstanding.

“Permitted Refinancing Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1)  the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest thereon and the amount of any reasonably determined premium necessary to accomplish such refinancing and such reasonable expenses incurred in connection therewith);

(2)  such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3)  if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes or the Note Guarantees, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(4)  if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is pari passu in right of payment with the Notes or any Note Guarantees, such Permitted Refinancing Indebtedness is pari passu with, or subordinated in right of payment to, the Notes or such Note Guarantees; and

(5)  such Indebtedness is Incurred either by the Company or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Qualified Receivables Transaction” means any transaction or series of transactions that may be entered into by the Company or any of its Restricted Subsidiaries pursuant to which the Company or such Restricted Subsidiary may sell, convey or otherwise transfer to a Receivables Subsidiary accounts receivable (whether now existing or arising in the future) and any assets related thereto, including without limitation, all collateral securing such accounts receivable, all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and all other assets that are customarily transferred, or in respect of which security interests are customarily granted, in connection with an asset securitization transaction involving accounts receivable and pursuant to which such Receivables Subsidiary may sell, convey or otherwise transfer interests in such accounts receivable and related assets to any Person other than an Affiliate of the Company; provided that:

(1)  no portion of the Indebtedness or any other obligations (contingent or otherwise) of a Receivables Subsidiary:

(a)  is guaranteed by the Company or any Restricted Subsidiary of the Company (excluding guarantees of obligations pursuant to Standard Securitization Undertakings),

(b)  is recourse to or obligates the Company or any Restricted Subsidiary of the Company in any way other than pursuant to Standard Securitization Undertakings, or

(c)  subjects any property or asset of the Company or any Restricted Subsidiary of the Company, directly or indirectly, contingently or otherwise, to the satisfaction of obligations incurred in such transactions, other than pursuant to Standard Securitization Undertakings;

(2)  neither the Company nor any Restricted Subsidiary of the Company has any material contract, agreement, arrangement or understanding with a Receivables Subsidiary other than on terms no less favorable to the Company or any Restricted Subsidiary of the Company than those that might be obtained at the time from Persons that are not Affiliates of the Company, other than fees payable in the ordinary course of business in connection with servicing accounts receivable; provided that all of the agreements, arrangements and understandings entered into by the Company or any Restricted Subsidiary with a Receivables Subsidiary in connection with any transaction or series of transactions shall be considered as a whole for purposes of determining compliance with this clause (2), and

(3)  neither the Company nor any Restricted Subsidiary of the Company (other than such Receivables Subsidiary) has any obligation to maintain or preserve the financial condition of a Receivables Subsidiary or cause such entity to achieve certain levels of operating results.

“Rating Agencies” means (1) S&P and Moody’s or (2) if S&P or Moody’s or both of them are not making ratings publicly available, a nationally recognized U.S. rating agency or agencies, as the case may be, selected by the Company, which will be substituted for S&P or Moody’s or both, as the case may be.

“Rating Category” means (1) with respect to S&P, any of the following categories (any of which may include a “+” or “-”: AAA, AA, A, BBB, BB, B, CCC, CC, C and D (or equivalent successor categories), (2) with respect to Moody’s, any of the following categories: Aaa, Aa, A, Baa, Ba, B, Caa, Ca, C and D (or equivalent successor categories), and (3) the equivalent of any such categories of S&P or Moody’s used by another Rating Agency, if applicable.

“Receivables Subsidiary” means (a) TXI Receivables Corporation and (b) any other special purpose wholly owned subsidiary of the Company created in connection with the transactions contemplated by a Qualified Receivables Transaction, which Subsidiary engages in no activities other than those incidental to such Qualified Receivables Transaction and which is designated as a Receivables Subsidiary by the Company’s Board of Directors. Any such designation by the Board of Directors shall be evidenced by filing with the Trustee a Board Resolution giving effect to such designation and an Officers’ Certificate certifying, to the best of such officers’ knowledge and belief after consulting with counsel, such designation, and the transactions in which the Receivables Subsidiary will engage, comply with the requirements of the definition of Qualified Receivables Transaction. For purposes of the definition of “Unrestricted Subsidiary,” the making of Standard Securitization Undertakings by the Company or any of its Restricted Subsidiaries shall not be deemed inconsistent with qualifying as an Unrestricted Subsidiary.

“Replacement Assets” means (1) non-current tangible assets that will be used or useful in a Permitted Business or (2) substantially all the assets of a Permitted Business or a majority of the Voting Stock of any Person engaged in a Permitted Business that will become on the date of acquisition thereof a Restricted Subsidiary.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s, a division of The McGraw-Hill Companies.

“Sale And Leaseback Transaction” means, with respect to any Person, any transaction involving any of the assets or properties of such Person whether now owned or hereafter acquired, whereby such Person sells or transfers such assets or properties and then or thereafter leases such assets or properties or any part thereof or any other assets or properties which such Person intends to use for substantially the same purpose or purposes as the assets or properties sold or transferred.

“Significant Subsidiary” means any Subsidiary that would constitute a “significant subsidiary” within the meaning of Article 1 of Regulation S-X of the Securities Act.

“Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by the Company or any Restricted Subsidiary of the Company which, in the good faith judgment of the Board of Directors of the Company, are reasonably customary in accounts receivable transactions.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any specified Person:

(1)  any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)  any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

“Tangible Assets” means the total amount of assets of the Company and its Restricted Subsidiaries (less applicable depreciation, depletion, amortization and other valuation reserves), except to the extent resulting from write-ups of capital assets (excluding write-ups in connection with accounting for acquisitions in conformity with GAAP), after deducting therefrom all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent available quarterly or annual consolidated balance sheet of the Company and its Restricted Subsidiaries, prepared in conformity with GAAP.

“Treasury Rate” means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two Business Days prior to the date fixed for prepayment (or, if such Statistical Release is no longer published, any publicly available source for similar market data)) most nearly equal to the then remaining term of the Notes to June 15, 2007, provided, however, that if the then remaining term to June 15, 2007 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the then remaining term of the Notes to June 15, 2007 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

“Unrestricted Subsidiary” means any Subsidiary of the Company that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution in compliance with the covenant described under the caption “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries,” and any Subsidiary of such Subsidiary.

“Unsubordinated Indebtedness” of a Person means any Indebtedness of such Person, unless such Indebtedness is contractually subordinate or junior in right of payment of principal, premium or interest to any other Indebtedness of such Person.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1)  the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)  the then outstanding principal amount of such Indebtedness.

“Wholly Owned Restricted Subsidiary” of any specified Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares or Investments by foreign nationals mandated by applicable law) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of material United States federal income and estate tax considerations relating to a holder’s purchase, ownership and disposition of the exchange notes, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), regulations, rulings and judicial decisions as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in United States federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service (the “IRS”) or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary assumes that the exchange notes are held as capital assets and holders are investors in the notes who purchased the outstanding notes for cash at their initial offering price. This summary does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to a holder’s particular circumstances or to holders that may be subject to special tax rules, including, without limitation:

•	holders subject to the alternative minimum tax;

•	banks;

•	tax-exempt organizations;

•	insurance companies;

•	dealers in securities or commodities;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	financial institutions;

•	holders whose “functional currency” is not the United States dollar;

•	U.S. expatriates;

•	persons that will hold the exchange notes as a position in a “straddle” or as part of a “hedging” or “conversion” transaction or other risk reduction transaction; or

•	persons deemed to sell the exchange notes under the constructive sale provisions of the Code.

THIS SUMMARY OF MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES IS NOT TAX ADVICE. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Consequences to U.S. Holders

The following is a summary of the United States federal income tax consequences that will apply to you if you are a U.S. holder of the exchange notes. Certain consequences to “non-U.S. holders” of the exchange notes are described under “Consequences to Non-U.S. Holders” below.

“U.S. holder” means a beneficial owner of an exchange note for U.S. federal income tax purposes that is:

•	a citizen or resident of the United States;

•	a corporation (or an entity that is treated as a corporation for United States federal tax purposes) created or organized in or under the laws of the United States or of any state of the United States or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust that (1) is subject to the supervision of a court within the United States and that has one or more United States persons with authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

If a partnership holds exchange notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our exchange notes, you should consult your tax advisor.

Exchange Offer

The exchange notes do not differ materially in kind or extent from the outstanding notes and, as a result, your exchange of outstanding notes for exchange notes will not constitute a taxable disposition of the outstanding notes for United States federal income tax purposes. As a result, you will not recognize taxable income, gain or loss on such exchange, your holding period for the exchange notes will generally include the holding period for the outstanding notes so exchanged, and your adjusted tax basis in the exchange notes will generally be the same as your adjusted tax basis in the outstanding notes so exchanged.

Payments of Interest

Stated interest on the exchange notes will generally be taxable to you as ordinary income at the time it is paid or accrued in accordance with your method of accounting for tax purposes.

Amortizable Bond Premium

Generally, if a U.S. holder purchases an exchange note for an amount that exceeds the sum of all amounts payable on the exchange note after the purchase date other than stated interest, the note will be considered to have been purchased at a premium. This premium may be amortized over the remaining term (or an applicable call date as discussed below) of the exchange note on a yield to maturity basis if the U.S. holder so elects. The amortizable bond premium is treated as an offset to interest income on the exchange note for United States federal income tax purposes. A U.S. holder who elects to amortize bond premium must reduce its tax basis in the exchange note by the deductions allowable for amortizable bond premium. An election to amortize bond premium is revocable only with the consent of the IRS and applies to all obligations owned or acquired by the U.S. holder on or after the first day of the taxable year to which the election applies. We may redeem the exchange notes in certain circumstances as described in this prospectus under “Description of the Exchange Notes—Optional Redemption.” The amount of amortizable bond premium will be based on the amount payable at the applicable call date, but only if use of the call date (in lieu of the stated maturity date) results in a smaller amortizable bond premium for the period ending on the call date. If an exchange note purchased at a premium is redeemed before its maturity and a U.S. holder has elected to deduct the bond premium, the U.S. holder may be permitted to deduct any remaining unamortized bond premium as an ordinary loss in the taxable year of the redemption.

If a U.S. holder does not elect to amortize bond premium, that premium will decrease the gain or increase the loss the U.S. holder would otherwise recognize on disposition of the exchange note.

Market Discount

The resale of exchange notes may be affected by the market discount provisions of the Code. A note has market discount if a U.S. holder purchases an exchange note for less than its principal amount. A de minimis amount of market discount is ignored. Under the market discount rules, the U.S. holder will be required to treat any principal payment on an exchange note, or any gain on its sale, exchange, retirement or other disposition as ordinary income to the extent of the accrued market discount that was not previously included in gross income. If the exchange note is disposed of in a non-taxable transaction (other than a non-recognition transaction described in Section 1276 of the Code), accrued market discount will be taxable to the U.S. holder as ordinary income as if the U.S. holder had sold the exchange note at its fair market value. In addition, the U.S. holder may be required to defer, until the maturity of an exchange note or its earlier disposition (including a non-taxable transaction other than a transaction described in Section 1276 of the Code), the deduction of all or a portion of the interest expense in respect of any indebtedness incurred or maintained to purchase or carry the exchange note. Market discount will be considered to accrue on a straight-line basis during the period from the date of acquisition to the maturity date of the exchange note unless the U.S. holder elects to accrue market discount on a constant interest rate basis.

A U.S. holder may elect to include market discount in gross income as the discount accrues, either on a straight-line basis or on a constant interest rate basis. This current inclusion election, once made, applies to all market discount obligations acquired by the U.S. holder on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS. If an election is made, the foregoing rules with respect to the recognition of ordinary income on sales and other dispositions of such debt instruments and on any partial principal payment with respect to the exchange notes, and the deferral of interest deductions on indebtedness incurred or maintained to purchase or carry such debt instruments, would not apply.

Sale, Exchange or Disposition of Exchange Notes

Subject to the discussion of the exchange offer above, you will generally recognize gain or loss upon the sale, exchange or other disposition of an exchange note equal to the difference between the amount realized upon the sale, exchange or other disposition (less an amount attributable to any accrued stated interest not previously included in income, which will be taxable as interest income) and your adjusted tax basis in the exchange note. Your adjusted tax basis in an exchange note will generally equal the amount you paid for the outstanding note, decreased by any repayments of principal received and increased by the amount of accrued unpaid interest that you have already included in gross income. Any gain or loss recognized on a disposition of the exchange note generally will be capital gain or loss. If you are an individual and have held the exchange note for more than one year, such capital gain will generally be subject to tax at current rates at a maximum rate of 15%. Your ability to deduct capital losses may be limited.

Consequences to Non-U.S. Holders

The following is a summary of the United States federal tax consequences that will apply to you if you are a non-U.S. holder of exchange notes. The term “non-U.S. holder” means a beneficial owner of an exchange note that is not a U.S. holder.

Special rules may apply to certain non-U.S. holders such as “controlled foreign corporations,” “passive foreign investment companies” and “foreign personal holding companies.” Such entities should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

Payments of Interest

The payment to you of interest on an exchange note generally will not be subject to a 30% United States federal withholding tax provided that:

•	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and applicable Treasury regulations;

•	you are not a controlled foreign corporation that is related to us through stock ownership as provided in the Code and applicable Treasury regulations;

•	you are not a bank whose receipt of interest on the exchange notes is in connection with an extension of credit made pursuant to a loan agreement entered into in the ordinary course of your trade or business; and

•	(1) you provide your name and address on an IRS Form W-8BEN and you certify under penalty of perjury that you are not a United States person or (2) a bank, brokerage house or other financial institution that holds the exchange notes on your behalf in the ordinary course of its trade or business certifies to us, under penalty of perjury, that it has received an IRS Form W-8BEN from you and furnishes us with a copy of the properly completed IRS Form W-8BEN.

If you cannot satisfy the requirements described in the immediately preceding paragraph, payments of interest made to you will be subject to a 30% United States federal withholding tax unless you provide us with a properly executed:

•	IRS Form W-8BEN claiming an exemption from, or reduction in the rate of, withholding under the benefit of an applicable income tax treaty; or

•	IRS Form W-8ECI stating that the interest paid on the exchange note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States. In addition, you may, under certain circumstances, be required to obtain a United States taxpayer identification number (“TIN”).

If you are engaged in a trade or business in the United States and interest on the exchange note is effectively connected with the conduct of that trade or business, you will be subject to United States federal income tax on such interest in the same manner as if you were a U.S. holder, unless you can claim an exemption under the benefit of an applicable income tax treaty. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to certain adjustments, that are effectively connected with your conduct of a trade or business in the United States including earnings from the exchange notes.

Generally, payments of interest to you would be subject to reporting requirements, even though these payments are not subject to a 30% United States federal withholding tax.

Sale, Exchange, or Disposition of Exchange Notes

Generally, you will not be subject to United States federal income tax with respect to gain realized on the sale, exchange, redemption or other disposition of an exchange note unless:

•	the gain is effectively connected with the conduct by you of a trade or business in the United States; or

•	in the case of a non-U.S. holder who is a nonresident alien individual, such individual is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met.

Notwithstanding these two bullet points, you will not be subject to United States federal income tax if a treaty exemption applies and the appropriate documentation is provided.

United States Federal Estate Taxation of Non-U.S. Holders

The United States federal estate tax will not apply to the exchange notes owned by you at the time of your death, provided that (1) you do not own actually or constructively 10% or more of the total combined voting power of all classes of our voting stock (within the meaning of the Code and the Treasury regulations) and

(2) interest on the exchange note would not have been, if received at the time of your death, effectively connected with your conduct of a trade or business in the United States.

Information Reporting and Backup Withholding

U.S. Holders

U.S. holders, unless otherwise exempt as noted below, will be subject to information reporting with respect to payments of principal, interest and the gross proceeds from the sale, exchange, redemption or other disposition of an exchange note. Backup withholding at a rate equal to 28% may apply to payments of interest and to the gross proceeds from the sale, exchange, redemption or other disposition of a note if the U.S. holder:

•	fails to furnish its taxpayer identification number (“TIN”) on an IRS Form W-9 within a reasonable time after we request this information;

•	furnishes an incorrect TIN;

•	is informed by the IRS that it failed to report properly any interest or dividends; or

•	fails, under certain circumstances, to provide a certified statement signed under penalty of perjury that the TIN provided is its correct number and that it is not subject to backup withholding.

Certain persons are exempt from information reporting and backup withholding, including corporations and financial institutions. Holders of the exchange notes should consult their tax advisors as to their qualification for exemption and the procedure for obtaining such exemption.

Non-U.S. Holders

Non-U.S. holders generally will not be subject to backup withholding with respect to payments of interest on the exchange notes if we do not have actual knowledge or reason to know that the non-U.S. holder is a United States person and such holder provides the requisite certification on IRS Form W-8BEN or otherwise establishes an exemption from backup withholding. Payments of interest, however, would generally be subject to reporting requirements.

Payments of the gross proceeds from the sale, exchange, redemption or other disposition of an exchange note effected by or through a United States office of a broker generally will be subject to backup withholding and information reporting unless the non-U.S. holder certifies as to its non-U.S. status on IRS Form W-8BEN or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds where the sale is effected outside the United States through a non-U.S. office of a non-U.S. broker and payment is not received in the United States.

However, information reporting will generally apply to a payment of disposition proceeds where the sale is effected outside the United States by or through an office outside the United States of a broker that fails to maintain documentary evidence that the holder is a non-U.S. holder or that the holder otherwise is entitled to an exemption, and the broker is:

•	a United States person;

•	a foreign person that derives 50% or more of its gross income for defined periods from the conduct of a trade or business in the United States;

•	a controlled foreign corporation for United States federal income tax purposes; or

•	a foreign partnership (1) more than 50% of the capital or profits interest of which is owned by United States persons or (2) that is engaged in a United States trade or business.

Backup withholding is not an additional tax. The amount of any backup withholding imposed on a payment to a holder of the exchange notes will be allowed as a refund or a credit against that holder’s United States federal income tax liability if the required information is furnished to the IRS.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where the outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the exchange offer is completed, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale of exchange notes. In addition, until 90 days after the date of this prospectus, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sales of the exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of methods of resale, at market prices prevailing at the time of resale, at prices related to those prevailing market prices or at negotiated prices. Any resale may be made directly to the purchaser or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from the broker-dealer and/or the purchasers of the exchange notes. Any broker-dealer that resells the exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any resale of exchange notes and any commissions or concessions received by any of those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the exchange offer is completed we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay the expenses incident to the exchange offer, other than commissions or concessions of any brokers or dealers and the fees of any advisors or experts retained by the holders of outstanding notes, and will indemnify the holders of the outstanding notes (including any broker-dealers) against related liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Thompson & Knight L.L.P has passed upon the validity of the exchange notes and the guarantees and other legal matters, including the enforceability of the parties’ obligation, under the notes and the guarantees.

EXPERTS

The consolidated financial statements of Texas Industries, Inc. at May 31, 2003 and 2002 and for each of the three years in the period ended May 31, 2003, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and other information with the Securities and Exchange Commission, or SEC. You can read and copy any materials we file with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at 500 West Madison Street, Chicago, Illinois 60661. You can obtain information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov. In addition, you can obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. We have agreed that, if we are not subject to the informational requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934 at any time while the notes constitute “restricted securities” within the meaning of the Securities Act, we will furnish to holders and beneficial owners of the notes and to prospective purchasers designated by such holders the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act to permit compliance with Rule 144A in connection with resales of the notes.

INCORPORATION OF DOCUMENTS BY REFERENCE

This prospectus incorporates documents and important information, by reference that is not part of this prospectus or delivered with this prospectus. This means that we are disclosing important information to you by referring you to those documents. You should be aware that information in a document incorporated by reference may have been modified or superseded by information that is included in other documents that were filed at a later date and which are also incorporated by reference or included in this prospectus.

We incorporate by reference:

•	Our Annual Report on Form 10-K for the year ended May 31, 2003, previously filed with the SEC.

•	Our Quarterly Report on Form 10-Q for the quarter ended August 31, 2003, previously filed with the SEC.

All documents and reports filed by Texas Industries, Inc. with the SEC after the date of this prospectus and before the termination of the exchange offer shall be deemed incorporated herein by reference and shall be deemed to be a part hereof from the date of filing of such documents and reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any subsequently filed document or report that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

I NDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders

Texas Industries, Inc.

We have audited the accompanying consolidated balance sheets of Texas Industries, Inc. and subsidiaries (the Company) as of May 31, 2003 and 2002, the business segment information on pages 30 and 31 of this registration statement and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended May 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Texas Industries, Inc. and subsidiaries at May 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Dallas, Texas

July 14, 2003

TEXAS INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEETS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

	May 31,
	2003	2002
	(In thousands)
ASSETS
Current assets
Cash	$6,204	$7,430
Receivables — net	61,831	56,138
Inventories	270,773	276,482
Deferred taxes and prepaid expenses	37,375	31,192

Total current assets	376,183	371,242
Other assets
Goodwill	146,474	146,474
Real estate and investments	43,600	41,524
Deferred charges and intangibles	23,985	29,679

	214,059	217,677
Property, plant and equipment
Land and land improvements	218,687	209,557
Buildings	101,490	102,358
Machinery and equipment	1,712,285	1,779,863
Construction in progress	47,724	45,450

	2,080,186	2,137,228
Less allowances for depreciation	940,818	952,870

	1,139,368	1,184,358

	$1,729,610	$1,773,277

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts payable	$120,477	$111,037
Accrued interest, wages and other items	43,376	48,363
Current portion of long-term debt	732	9,228

Total current liabilities	164,585	168,628
Long-term debt	477,145	474,963
Deferred income taxes and other credits	160,434	167,276
Company-obligated mandatorily redeemable preferred securities of subsidiary holding solely company convertible debentures	199,937	200,000
Shareholders’ equity
Common stock, $1 par value	25,067	25,067
Additional paid-in capital	260,936	260,091
Retained earnings	538,584	569,096
Cost of common stock in treasury	(91,186)	(91,844)
Pension liability adjustment	(5,892)	—

	727,509	762,410

	$1,729,610	$1,773,277

See notes to consolidated financial statements.

TEXAS INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

	Year Ended May 31,
	2003	2002	2001
	(In thousands except per share)
Net sales	$1,364,109	$1,447,642	$1,347,609

Costs and expenses (income)
Cost of products sold	1,270,081	1,236,944	1,177,389
Selling, general and administrative	92,961	109,151	110,956
Interest	34,885	42,680	37,061
Other income	(4,424)	(24,683)	(26,368)

	1,393,503	1,364,092	1,299,038

Income before the following items	(29,394)	83,550	48,571

Income taxes (benefit)	(12,345)	25,124	15,198

	(17,049)	58,426	33,373

Dividends on preferred securities — net of tax	(7,148)	(7,150)	(7,150)

Net income (loss)	$(24,197)	$51,276	$26,223

Basic
Average shares	21,123	21,072	21,051

Earnings (loss) per share	$(1.15)	$2.43	$1.26

Diluted
Average shares	21,123	21,517	21,307

Earnings (loss) per share	$(1.15)	$2.38	$1.24

Cash dividends per share	$.30	$.30	$.30

See notes to consolidated financial statements.

TEXAS INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

	Year Ended May 31,
	2003	2002	2001
	(In thousands)
Operating activities
Net income (loss)	$(24,197)	$51,276	$26,223
Loss (gain) on disposal of assets	1,774	(738)	(15,790)
Non-cash items
Depreciation, depletion and amortization	97,112	100,737	101,385
Deferred taxes (benefit)	(18,036)	25,832	22,659
Other — net	8,104	5,247	1,004
Changes in operating assets and liabilities
Receivables sold	(9,486)	—	40,000
Receivables — net	(7,254)	20,660	(27,992)
Inventories and prepaid expenses	1,755	(7,058)	(22,684)
Accounts payable and accrued liabilities	4,510	(24,098)	23,724
Real estate and investments	2,621	(885)	2,649

Net cash provided by operations	56,903	170,973	151,178

Investing activities
Capital expenditures	(54,734)	(29,662)	(136,892)
Proceeds from disposal of assets	11,308	6,147	16,084
Other — net	1,340	(6,023)	(4,287)

Net cash used by investing	(42,086)	(29,538)	(125,095)

Financing activities
Proceeds of long-term borrowing	366,640	382,300	372,972
Debt retirements	(372,960)	(521,598)	(382,148)
Purchase of treasury shares	(2)	(206)	(7,765)
Common dividends paid	(6,315)	(6,284)	(6,280)
Other — net	(3,406)	3,049	(1,116)

Net cash used by financing	(16,043)	(142,739)	(24,337)

Increase (decrease) in cash	(1,226)	(1,304)	1,746

Cash at beginning of year	7,430	8,734	6,988

Cash at end of year	$6,204	$7,430	$8,734

See notes to consolidated financial statements.

TEXAS INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

	Common Stock $1 Par Value	Additional Paid-in Capital	Retained Earnings	Treasury Common Stock	Pension Liability Adjustment	Total Shareholders’ Equity
	($ In thousands except per share)
May 31, 2000	$25,067	$258,325	$504,161	$(89,527)	$—	$698,026
Net income			26,223			26,223
Common dividends paid — $.30 per share			(6,280)			(6,280)
Treasury shares issued for bonuses and options — 97,865 shares		206		1,835		2,041
Treasury shares purchased — 339,476 shares				(7,765)		(7,765)

May 31, 2001	25,067	258,531	524,104	(95,457)	—	712,245
Net income			51,276			51,276
Common dividends paid — $.30 per share			(6,284)			(6,284)
Treasury shares issued for bonuses and options — 203,695 shares		1,560		3,819		5,379
Treasury shares purchased — 5,248 shares				(206)		(206)

May 31, 2002	25,067	260,091	569,096	(91,844)	—	762,410
Net loss			(24,197)			(24,197)
Pension liability adjustment — net of tax					(5,892)	(5,892)
Common dividends paid — $.30 per share			(6,315)			(6,315)
Treasury shares issued for bonuses and options and conversion of preferred securities — 35,220 shares		845		660		1,505
Treasury shares purchased — 72 shares				(2)		(2)

May 31, 2003	$25,067	$260,936	$538,584	$(91,186)	$(5,892)	$727,509

See notes to consolidated financial statements.

TEXAS INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Texas Industries, Inc. and subsidiaries (unless the context indicates otherwise, collectively, the “Company” or “TXI”) is a leading supplier of construction materials through two business segments: cement, aggregate and concrete products (the “CAC” segment); and structural steel and specialty bar products (the “Steel” segment). Through the CAC segment, the Company produces and sells cement, stone, sand and gravel, expanded shale and clay aggregate, and concrete products from facilities concentrated in Texas, Louisiana and California, with several products marketed throughout the United States. Through its Steel segment, the Company produces and sells structural steel, piling products, specialty bar products, merchant bar-quality rounds, reinforcing bar and channels for markets in North America.

Summary of significant accounting policies

Principles of Consolidation.    The consolidated financial statements include the accounts of Texas Industries, Inc. and all subsidiaries. Certain amounts in the prior period financial statements have been reclassified to conform to the current period presentation.

Estimates.    The preparation of financial statements and accompanying notes in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ from those estimates.

Fair Value of Financial Instruments.    The estimated fair value of each class of financial instrument as of May 31, 2003 approximates its carrying value except for long-term debt having fixed interest rates and mandatorily redeemable preferred securities of subsidiary. The fair value of long-term debt at May 31, 2003, estimated by applying discounted cash flow analysis based on interest rates currently available to the Company for such debt with similar terms and remaining maturities, is approximately $446.2 million compared to the carrying amount of $477.9 million. The fair value of mandatorily redeemable preferred securities of subsidiary at May 31, 2003, estimated based on NYSE quoted market prices, is approximately $133.5 million compared to the carrying amount of $199.9 million.

Cash Equivalents.    For cash flow purposes, temporary investments which have maturities of less than 90 days when purchased are considered cash equivalents.

Receivables.    Management evaluates the ability to collect accounts receivable based on a combination of factors. A reserve for doubtful accounts is maintained based on the length of time receivables are past due or the status of a customer’s financial condition. If the Company is aware of a specific customer’s inability to make required payments, specific amounts are added to the reserve.

Environmental Liabilities.    The Company is subject to environmental laws and regulations established by federal, state and local authorities, and makes provision for the estimated costs related to compliance when it is probable that a reasonably estimable liability has been incurred.

Legal Contingencies.    The Company and its subsidiaries are defendants in lawsuits which arose in the normal course of business, and make provision for the estimated loss from any claim or legal proceeding when it is probable that a reasonably estimable liability has been incurred.

Long-lived Assets.    Management reviews long-lived assets for impairment whenever changes in circumstances indicate that the carrying amount of the assets may not be recoverable and would record an impairment charge if necessary. Such evaluations compare the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset and are significantly impacted by estimates of future prices for the Company’s products, capital needs, economic trends and other factors.

TEXAS INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Property, Plant and Equipment.    Property, plant and equipment is recorded at cost. Provisions for depreciation are computed generally using the straight-line method. Provisions for depletion of mineral deposits are computed on the basis of the estimated quantity of recoverable raw materials. Useful lives for the Company’s primary operating facilities range from 10 to 20 years. Maintenance and repairs are charged to expense as incurred. Costs incurred for scheduled shut-downs to refurbish the Steel facilities are amortized over the benefited period, typically 12 to 24 months.

Goodwill and Other Intangible Assets.    Effective June 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” (“SFAS No. 142”) which requires that goodwill not be amortized but instead be tested for impairment annually by each reporting unit. If the carrying amount of the goodwill exceeds its fair value an impairment loss is recognized. In applying a fair-value-based test, estimates are made of the expected future cash flows to be derived from the applicable reporting unit. Similar to the review for impairment of other long-lived assets, the resulting fair value determination is significantly impacted by estimates of future prices for the Company’s products, capital needs, economic trends and other factors. Goodwill identified with CAC resulted from the acquisition of Riverside Cement Company. Goodwill identified with Steel resulted from the acquisition of Chaparral Steel Company. In each case the fair value of the respective reporting unit exceeds its carrying value. The carrying value of goodwill by business segment is summarized as follows:

	2003	2002
	(In thousands)
CAC
Gross carrying value	$66,766	$66,766
Accumulated amortization	(5,458)	(5,458)

	61,308	61,308

Steel
Gross carrying value	112,265	112,265
Accumulated amortization	(27,099)	(27,099)

	85,166	85,166

	$146,474	$146,474

The results for periods prior to the change in accounting for goodwill have not been restated. The following reconciles the reported net income and earnings per share to that which would have resulted had SFAS No. 142 been applied to the year ended May 31, 2001.

2001
(In thousands except per share)
Net income
As reported	$26,223
Goodwill amortization net of tax	3,964

As adjusted	$30,187

Basic earnings per share
As reported	$1.26
As adjusted	$1.43

Diluted earnings per share
As reported	$1.24
As adjusted	$1.42

TEXAS INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred charges and intangibles include non-compete agreements and other intangibles with finite lives being amortized on a straight-line basis over periods of 5 to 15 years. Their carrying value, adjusted for write-offs, totaled $2.5 million at May 31, 2003 and $3.5 million at May 31, 2002, net of accumulated amortization of $3.6 million at May 31, 2003 and $5.1 million at May 31, 2002. Amortization expense incurred was $900,000 in 2003, $1.2 million in 2002 and $1.3 million in 2001. Estimated annual amortization for each of the five succeeding years is approximately $400,000 per year.

Real Estate and Investments.    Surplus real estate and real estate acquired for development of high quality industrial, office and multi-use parks, recorded at cost, totaled $11.6 million and $14.3 million at May 31, 2003 and 2002, respectively. Investments totaled $32.0 million and $27.2 million at May 31, 2003 and 2002, respectively, and are composed primarily of life insurance contracts, which are recorded at their net cash surrender value and may be used to fund certain Company benefit agreements. The Company does not invest in debt or equity securities.

Debt Issuance Cost.    Debt issuance costs of $9.7 million and $9.9 million at May 31, 2003 and 2002, respectively, are associated with various debt issues and amortized over the terms of the related debt.

Other Credits.    Other credits of $44.8 million at May 31, 2003, compared to $32.1 million at the prior year-end, are composed primarily of liabilities related to the Company’s retirement plans and deferred compensation agreements.

Pension Liability Adjustment.    The pension liability adjustment of $5.9 million at May 31, 2003 (net of tax of $3.2 million) relates to a defined benefit retirement plan covering approximately 550 employees and retirees of an acquired subsidiary. Comprehensive loss, which consists of net loss and the pension liability adjustment to shareholders’ equity, was $30.1 million for the year ended May 31, 2003. Comprehensive income in 2002 and 2001 was the same as net income.

Net Sales.    Sales are recognized when title has transferred and products are delivered. Historically, the Company has included delivery fees in the amount it billed customers to the extent needed to recover the Company’s cost of freight and delivery. Net sales were presented as revenues including delivery fees offset by freight and delivery costs and were disclosed as such. The Emerging Issues Task Force of the FASB reached a final consensus on Issue No. 00-10, “Accounting for Shipping and Handling Fees and Costs.” EITF 00-10 addresses the income statement classification of amounts charged to customers for shipping and handling, as well as costs incurred related to shipping and handling. The EITF concluded that amounts billed to a customer in a sale transaction related to shipping and handling should be classified as revenue. The EITF also concluded that if costs incurred related to shipping and handling are significant and not included in cost of sales, an entity should disclose both the amount of such costs and the line item on the income statement that includes them. In connection with this issue, the Company has reclassified freight and delivery costs from net sales to cost of products sold in all periods presented in its Consolidated Statements of Operations. The reclassifications resulted in an increase in both net sales and cost of products sold of approximately $104.9 million, $102.7 million and $95.4 million for 2003, 2002 and 2001, respectively. These reclassifications had no effect on the Company’s results of operations or financial position.

Other Income.    Other income includes routine sales of surplus operating assets and real estate in the amount of $300,000 in 2003, $8.6 million in 2002 and $19.6 million in 2001. Also included in other income was $500,000 in 2003, $9.6 million in 2002 and $400,000 in 2001 from the Company’s litigation against certain graphite electrode suppliers.

Income Taxes.    Accounting for income taxes uses the liability method of recognizing and classifying deferred income taxes. The Company joins in filing a consolidated return with its subsidiaries. Current and

TEXAS INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

deferred tax expense is allocated among the members of the group based on a stand-alone calculation of the tax of the individual member.

Earnings Per Share (“EPS”).    Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding during the period including certain contingently issuable shares related to deferred compensation agreements in which directors elected to defer annual and meeting fees or executives elect to defer incentive compensation and the Company’s former stock awards program. The shares are considered contingently issuable because the director or executive has an unconditional right to the shares to be issued. The deferred compensation is denominated in shares of the Company’s Common Stock and issued upon retirement or at such earlier date as approved by the Company. Vested stock award shares are issued in the year in which the employee reaches age 60.

Diluted EPS adjusts net income and the outstanding shares for the dilutive effect of preferred securities, stock options and awards. Prior to the adoption of SFAS No. 142, net income was adjusted for the amortization of additional goodwill in connection with a contingent payment for the acquisition of Chaparral.

Basic and Diluted EPS are calculated as follows:

	2003	2002	2001
	(In thousands except per share)
Earnings:
Net income (loss)	$(24,197)	$51,276	$26,223
Contingent price amortization	—	—	233

Basic earnings (loss)	(24,197)	51,276	26,456
Dividends on preferred securities — net of tax	—	—	—

Diluted earnings (loss)	$(24,197)	$51,276	$26,456

Shares:
Weighted-average shares outstanding	21,049	20,927	20,908
Contingently issuable shares	74	145	143

Basic weighted-average shares	21,123	21,072	21,051
Preferred securities	—	—	—
Stock option and award dilution	—	445	256

Diluted weighted-average shares*	21,123	21,517	21,307

Basic earnings (loss) per share	$(1.15)	$2.43	$1.26

Diluted earnings (loss) per share	$(1.15)	$2.38	$1.24

* Shares excluded due to antidilutive effect:
Preferred securities	2,888	2,889	2,889
Stock options and awards	2,568	578	903

Stock-based Compensation.    The Company accounts for employee stock options using the intrinsic value method of accounting prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees,” as allowed by Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” (“SFAS No. 123”). Generally, no expense is recognized related to the Company’s stock options because each option’s exercise price is set at the stock’s fair market value on the date the option is granted.

In accordance with SFAS No. 123, the Company discloses the compensation cost based on the estimated fair value at the date of grant recognizing compensation expense ratably over the vesting period. The weighted-average fair value of options granted in 2003, 2002 and 2001 was $8.20, $14.57 and $11.77, respectively. The

TEXAS INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

fair value of each option grant was estimated on the date of grant for purposes of the pro forma disclosures using the Black-Scholes option-pricing model based on the following weighted average assumptions:

	2003	2002	2001
Dividend yield	1.33%	.83%	1.01%
Volatility factor	.361	.350	.343
Risk-free interest rate	3.38%	4.77%	5.16%
Expected life in years	6.4	6.4	6.4

If the Company had recognized compensation expense for the stock option plan based on the fair value at the grant dates for awards, the Company’s net income (loss) and earnings (loss) per share would have been reduced to the following pro forma amounts:

	2003	2002	2001
	(In thousands except per share)
Net income (loss)
As reported	$(24,197)	$51,276	$26,223
Plus: stock-based compensation included in the determination of net income (loss) as reported, net of tax	270	811	680
Less: fair value of stock-based compensation, net of tax	(3,964)	(4,082)	(4,034)

Pro forma	$(27,891)	$48,005	$22,869

Basic earnings (loss) per share
As reported	$(1.15)	$2.43	$1.26
Pro forma	(1.32)	2.28	1.10
Diluted earnings (loss) per share
As reported	(1.15)	2.38	1.24
Pro forma	(1.32)	2.23	1.08

New Accounting Pronouncements.    Effective June 1, 2002, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Its adoption did not have an immediate effect on the financial statements of the Company.

As of May 31, 2003, the Company adopted the disclosure requirements of SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” which provides for expanded disclosure concerning stock-based compensation, including disclosures in interim financial statements, and amends SFAS No. 123.

Effective June 1, 2003, the Company will adopt SFAS No. 143, “Accounting for Asset Retirement Obligations,” which establishes standards for accounting for legal obligations associated with the retirement of long-lived assets. The initial estimate of the present value of these future obligations indicates an impact of approximately $2.0 million on the results of operation and financial condition for fiscal 2004.

Effective June 1, 2003, the Company will adopt SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” For most companies, SFAS No. 145 will require gains and losses on extinguishments of debt to be classified as income or loss from continuing operations rather than as extraordinary items as previously required under SFAS No. 4. Extraordinary treatment will be required for certain extinguishments as provided in APB Opinion No. 30. SFAS No. 145 also amends SFAS No. 13 to require certain modifications to capital leases be treated as a sale-leaseback and modifies the accounting for sub-leases when the original lessee remains a secondary obligor (or guarantor). Other than the

TEXAS INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ordinary loss to be recognized due to the early extinguishment of debt in the quarter ended August 31, 2003 as noted in the Long-term Debt footnote, its adoption is not expected to have a material impact on the financial statements of the Company.

Effective June 1, 2003, the Company will adopt SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The Company has no financial instruments for which a change in classification will be required.

In July 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which supersedes Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred as opposed to the date an entity commits to an exit plan. SFAS No. 146 was effective for exit or disposal activities initiated after December 31, 2002, and did not have any impact on the financial statements of the Company during the year ended May 31, 2003.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which requires a guarantor to recognize a liability for the fair value of the obligation at the inception of the guarantee. The recognition provisions are applied on a prospective basis to guarantees issued after December 31, 2002. Its adoption did not have an immediate effect on the financial statements of the Company.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities,” clarifying the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The provisions of Interpretation No. 46 are applicable no later than July 1, 2003 and are not expected to have a material impact on the financial statements of the Company at adoption.

Working capital

Working capital totaled $211.6 million at May 31, 2003, compared to $202.6 million at the prior year-end.

Receivables consist of:

	2003	2002
	(In thousands)
Notes and interest receivable	$2,897	$13,100
Tax refund claims	1,982	4,364
Accounts receivable — net	56,952	38,674

	$61,831	$56,138

Accounts receivable are presented net of allowances for doubtful receivables of $4.4 million in 2003 and $4.7 million in 2002. Provisions for bad debts charged to expense were $2.9 million in 2003, $9.6 million in 2002 and $1.3 million in 2001. Uncollectible accounts written off amounted to $3.2 million in 2003, $7.5 million in 2002 and $2.0 million in 2001.

TEXAS INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Since March 1999, the Company has had an agreement to sell, on a revolving basis, an interest in a defined pool of trade receivables of up to $125 million. The maximum amount outstanding varies based upon the level of eligible receivables. Fees are variable and follow commercial paper rates. Sales are reflected as reductions of accounts receivable and as operating cash flows. As collections reduce previously sold interests, new accounts receivable are customarily sold. Fees and expenses of $2.8 million, $4.2 million and $7.6 million are included in selling, general and administrative expenses in 2003, 2002 and 2001, respectively. The Company, as agent for the purchaser, retained collection and administration responsibilities for the participating interests of the defined pool. The interest sold totaled $115.5 million at May 31, 2003 and $125 million at May 31, 2002. On June 6, 2003, the Company entered into an agreement whereby the entire outstanding interest in the defined pool of trade receivables previously sold was repurchased and the agreement to sell receivables was terminated.

Inventories consist of:

	2003	2002
	(In thousands)
Finished products	$83,713	$85,818
Work in process	64,072	56,504
Raw materials and supplies	122,988	134,160

	$270,773	$276,482

Inventories are stated at cost (not in excess of market) with approximately 58% of inventories using the last-in, first-out method (LIFO). If the average cost method (which approximates current replacement cost) had been used, inventory values would have been higher by $16.5 million in 2003 and $6.3 million in 2002.

Accrued interest, wages and other items consist of:

	2003	2002
	(In thousands)
Interest	$4,768	$5,292
Employee compensation	18,258	21,273
Income taxes	931	3,778
Property taxes and other	19,419	18,020

	$43,376	$48,363

TEXAS INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt

Long-term debt is comprised of the following:

	2003	2002
	(In thousands)
Revolving credit facility maturing in 2004, current interest rates average 4.07%, plus a commitment fee at current annual rate of ..5% on the unused portion of the facility	$95,000	$90,000
Senior notes
Notes due through 2017, interest rates average 7.28%	200,000	200,000
Notes due through 2008, interest rates average 7.28%	75,000	75,000
Notes due through 2004, interest rates average 10.2%	8,000	16,000
Variable-rate industrial development revenue bonds collateralized by letters of credit
Bonds maturing in 2028, interest rate approximately 2.5%	50,000	50,000
Bonds maturing in 2029, interest rate approximately 2.5%	25,000	25,000
Bonds maturing in 2029, interest rate approximately 2.5%	20,500	20,500
Pollution control bonds, due through 2007, interest rate 3.19% (75% of prime)	3,855	4,535
Other, maturing through 2009, interest rates from 7.5% to 10%	522	3,156

	477,877	484,191
Less current maturities	732	9,228

	$477,145	$474,963

On June 6, 2003, the Company issued $600 million of 10.25% senior notes maturing June 15, 2011. The net proceeds were used to repay the outstanding debt under the revolving credit facility, repurchase all senior notes outstanding at May 31, 2003, and collateralize the letters of credit supporting the variable-rate industrial development revenue bonds prior to their retirement on August 1, 2003. The remaining proceeds were applied toward the cost of the Company’s agreement whereby the entire outstanding interest in the defined pool of trade receivables previously sold was repurchased and the agreement to sell receivables was terminated. The Refinancing adds approximately 4% to the Company’s overall average effective interest rate. In the August 2003 quarter, the Company will recognize an ordinary loss on early extinguishment of debt of approximately $11.2 million, representing $8.5 million in premium or consent payments to holders of the existing senior notes and a write-off of $2.7 million of debt issuance costs associated with the debt repaid.

The new senior notes represent general unsecured senior obligations of the Company. The new senior notes were issued by Texas Industries, Inc. (the parent company), which has no independent assets or operations, excluding amounts related to its investments in its consolidated subsidiaries and financing activities. All 100% owned subsidiaries of the Company, excluding TXI Capital Trust I, the Company’s accounts receivable subsidiary, and minor subsidiaries without operations or material assets, have provided a joint and several, full and unconditional guarantee of the securities. The terms of the notes contain covenants that among other things provide for restrictions on the payment of dividends or repurchasing common stock, making certain investments, incurring additional debt or selling preferred stock, creating liens, and transferring assets. At any time prior to June 15, 2006, the Company may redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 110.25% of the principal amount thereof, plus accrued interest, with the net cash proceeds from certain equity offerings. In addition, at any time on or prior to June 15, 2007, the Company may redeem all or part of the notes at a redemption price equal to the sum of the principal amount thereof, plus accrued interest and a make-whole premium. After June 15, 2007, the Company may redeem all or a part of the notes at a redemption price of 105.125% in 2007, 102.563% in 2008 and 100% in 2009 and thereafter.

TEXAS INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In addition, the Company has entered into a new senior secured credit facility, which will provide up to $200 million of available borrowings, subject to a borrowing base. The facility matures in June 2007 with borrowings limited based on the net amounts of eligible accounts receivable and inventory. Initial borrowings will bear annual interest at either the LIBOR based rate plus 2.5% or the prime rate plus .5%. These interest rate margins are subject to performance price adjustments. Commitment fees at an annual rate of .375% are to be paid on the unused portion of the facility. The Company may terminate the facility at anytime, and under certain circumstances may be required to pay a termination fee.

The new senior secured credit facility is collateralized by first priority liens on substantially all of the Company’s existing and future acquired accounts receivable, inventory, deposit accounts and certain of its general intangibles. The new debt agreement contains covenants restricting, among other things, prepayment or redemption of notes, distributions, dividends and repurchases of capital stock and other equity interests, acquisitions and investments, indebtedness, liens and affiliate transactions. In addition, there is the requirement to meet certain financial tests and to maintain certain financial ratios if the excess availability under the new senior secured credit facility falls below $30 million, including maintaining a fixed charge coverage ratio and meeting a minimum tangible net worth test.

A portion of the Company’s initial borrowing of $28.5 million under the new senior secured credit facility was applied toward the repurchase of the outstanding interest in the defined pool of trade receivables previously sold. In addition, $17.7 million of the facility was reserved to support letters of credit.

The Company’s ability to incur additional debt is currently limited to borrowings available under the new senior secured credit facility. The payment of cash dividends on Common Stock is currently limited to an annual amount of $7.0 million.

Based on the terms of the new debt, the amount of current maturities at May 31, 2003 relating to debt repaid has been classified as long-term. Including the Company’s initial borrowing under the new senior secured credit facility, annual maturities of long-term debt for each of the five succeeding years are $700,000, $700,000, $700,000, $700,000, and $29.7 million.

The amount of interest paid was $33.7 million in 2003, $43.6 million in 2002 and $50.9 million in 2001. No interest was capitalized in 2003 or 2002. Interest capitalized in 2001 totaled $15.6 million.

Operating leases

The Company leases certain mobile and other equipment, office space and other items which in the normal course of business are renewed or replaced by subsequent leases. Total expense for such operating leases (other than for mineral rights) amounted to $26.2 million in 2003, $29.0 million in 2002 and $32.0 million in 2001. Non-cancelable operating leases with an initial or remaining term of more than one year totaled $61.0 million at May 31, 2003. Estimated annual lease payments for the five succeeding years are $16.7 million, $11.2 million, $6.9 million, $4.7 million and $4.5 million.

Preferred securities of subsidiary

On June 5, 1998, TXI Capital Trust I (the “Trust”), a Delaware business trust 100% owned by the Company, issued 4,000,000 of its 5.5% Shared Preference Redeemable Securities (“Preferred Securities”) to the public for gross proceeds of $200 million. The combined proceeds from the issuance of the Preferred Securities and the issuance to the Company of the common securities of the Trust were invested by the Trust in $206.2 million aggregate principal amount of 5.5% convertible subordinated debentures due June 30, 2028 (the “Debentures”)

TEXAS INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

issued by the Company. At May 31, 2003, 3,998,744 Preferred Securities and $206.1 million aggregate principal amount of Debentures were outstanding. The Preferred Securities represent an undivided beneficial interest in the Company’s Debentures, which are intercompany debt held by the Trust. The Debentures and related trust investment in the Debentures have been eliminated in consolidation and the Preferred Securities reflected as outstanding in the accompanying consolidated financial statements.

Holders of the Preferred Securities are entitled to receive cumulative cash distributions at an annual rate of $2.75 per Preferred Security (equivalent to a rate of 5.5% per annum of the stated liquidation amount of $50 per Preferred Security). The Company has guaranteed, on a subordinated basis, distributions and other payments due on the Preferred Securities, to the extent the Trust has funds available therefor and subject to certain other limitations (the “Guarantee”). The Guarantee, when taken together with the obligations of the Company under the Debentures, the Indenture pursuant to which the Debentures were issued, and the Amended and Restated Trust Agreement of the Trust (including its obligations to pay costs, fees, expenses, debts and other obligations of the Trust [other than with respect to the Preferred Securities and the common securities of the Trust]), provide a full and unconditional guarantee of amounts due on the Preferred Securities.

The Debentures are redeemable for cash, at par, plus accrued and unpaid interest, under certain circumstances relating to federal income tax matters or in whole or in part at the option of the Company. Upon any redemption of the Debentures, a like aggregate liquidation amount of Preferred Securities will be redeemed. The Preferred Securities do not have a stated maturity date, although they are subject to mandatory redemption upon maturity of the Debentures on June 30, 2028, or upon earlier redemption.

Each Preferred Security is convertible at any time prior to the close of business on June 30, 2028, at the option of the holder into shares of the Company’s common stock at a conversion rate of .72218 shares of the Company’s common stock for each Preferred Security.

Shareholders’ equity

Common stock consists of:

	2003	2002
	(In thousands)
Shares authorized	40,000	40,000
Shares outstanding at May 31	21,061	21,026
Shares held in treasury	4,006	4,041
Shares reserved for stock options and other	3,405	3,503

There are authorized 100,000 shares of Cumulative Preferred Stock, no par value, of which 20,000 shares are designated $5 Cumulative Preferred Stock (Voting), redeemable at $105 per share and entitled to $100 per share upon dissolution. An additional 25,000 shares are designated Series B Junior Participating Preferred Stock. The Series B Preferred Stock is not redeemable and ranks, with respect to the payment of dividends and the distribution of assets, junior to (i) all other series of the Preferred Stock unless the terms of any other series shall provide otherwise and (ii) the $5 Cumulative Preferred Stock. Pursuant to a Rights Agreement, in November 1996, the Company distributed a dividend of one preferred share purchase right for each outstanding share of the Company’s Common Stock. Each right entitles the holder to purchase from the Company one two-thousandth of a share of the Series B Junior Participating Preferred Stock at a price of $122.50, subject to adjustment. The

TEXAS INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

rights will expire on November 1, 2006 unless the date is extended or the rights are earlier redeemed or exchanged by the Company pursuant to the Rights Agreement.

Stock option plan

The Company’s stock option plan as approved by shareholders expires July 14, 2003. The plan provides that non-qualified and incentive stock options to purchase Common Stock may be granted to directors, officers and key employees at market prices at date of grant. Outstanding options become exercisable in installments beginning one year after date of grant and expire ten years later.

A summary of option transactions for the three years ended May 31, 2003, follows:

	Shares Under Option	Weighted-Average Option Price
Outstanding at May 31, 2000	2,162,125	$29.86
Granted	397,850	29.71
Exercised	(90,020)	19.31
Canceled	(67,950)	37.43

Outstanding at May 31, 2001	2,402,005	30.02
Granted	227,300	36.20
Exercised	(191,362)	23.05
Canceled	(38,790)	38.61

Outstanding at May 31, 2002	2,399,153	31.02
Granted	952,600	22.65
Exercised	(21,880)	23.40
Canceled	(24,450)	40.88

Outstanding at May 31, 2003	3,305,423	$28.59

Options exercisable as of May 31 were 1,803,933 shares in 2003, 1,567,983 shares in 2002 and 1,401,705 shares in 2001 at a weighted-average option price of $30.12, $29.04 and $27.29, respectively. The following table summarizes information about stock options outstanding as of May 31, 2003.

	Range of Exercise Prices
	$12.03 - $16.85	$21.39 - $32.54	$36.52 - $50.57
Options outstanding
Shares outstanding	264,011	2,276,362	765,050
Weighted-average remaining life in years	1.20	6.93	6.30
Weighted-average exercise price	$15.49	$25.42	$42.53
Options exercisable
Shares exercisable	264,011	1,038,932	500,990
Weighted-average exercise price	$15.49	$26.87	$44.57

No options were granted after May 31, 2003 prior to the plan’s expiration. Current outstanding options expire on various dates to May 15, 2013.

Income Taxes

The Company received income tax refunds of $2.8 million in 2003 and $25.5 million in 2002 and made income tax payments of $2.8 million, $2.2 million and $13.5 million in 2003, 2002 and 2001, respectively.

TEXAS INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The provisions for income taxes are composed of:

	2003	2002	2001
	(In thousands)
Current (benefit)	$1,843	$(708)	$(7,461)
Deferred (benefit)	(14,188)	25,832	22,659

Expense*	$(12,345)	$25,124	$15,198

*	Excludes tax benefit related to preferred securities of subsidiary of $3.8 million, $3.9 million and $3.9 million in 2003, 2002 and 2001, respectively.

A reconcilement from statutory federal taxes to the preceding provisions follows:

	2003	2002	2001
	(In thousands)

Taxes at statutory rate	$(10,288)	$29,243	$17,000
Additional depletion	(3,552)	(5,213)	(4,505)
Nondeductible goodwill	—	—	1,007
State income tax	406	1,492	583
Nontaxable insurance benefits	(905)	(845)	(736)
Other — net	1,994	447	1,849

	$(12,345)	$25,124	$15,198

The components of the net deferred tax liability at May 31 are summarized below.

	2003	2002
	(In thousands)
Deferred tax assets
Deferred compensation	$14,096	$10,175
Expenses not currently tax deductible	8,064	5,064
Tax cost in inventory	48	696
Alternative minimum tax credit carryforward	12,887	15,319
Net operating loss carryforward	31,673	—

Total deferred tax assets	66,768	31,254
Deferred tax liabilities
Accelerated tax depreciation	158,510	146,532
Deferred real estate gains	5,271	5,022
Other	4,560	3,048

Total deferred tax liabilities	168,341	154,602

Net deferred tax liability	101,573	123,348
Less current portion (asset)	(14,015)	(11,786)

Long-term deferred tax liability	$115,588	$135,134

An adjustment to the Company’s pension liability resulted in a deferred tax asset of $3.2 million in 2003. The $12.9 million alternative minimum tax credit carryforward does not expire and is available for offset against future regular income tax. In addition, the Company has $90.5 million in federal net operating loss carryforwards, which expire in 2023.

TEXAS INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Legal Proceedings and Contingent Liabilities

The Company is subject to federal, state and local environmental laws and regulations concerning, among other matters, air emissions, furnace dust disposal and wastewater discharge. The Company believes it is in substantial compliance with applicable environmental laws and regulations, however, from time to time the Company receives claims from federal and state environmental regulatory agencies and entities asserting that the Company is or may be in violation of certain environmental laws and regulations. Based on its experience and the information currently available to it, the Company believes that such claims will not have a material impact on its financial condition or results of operations. Despite the Company’s compliance and experience, it is possible that the Company could be held liable for future charges which might be material but are not currently known or estimable. In addition, changes in federal or state laws, regulations or requirements or discovery of currently unknown conditions could require additional expenditures by the Company.

A 100% owned subsidiary of the Company based in California received a complaint from the California air regulatory authorities in connection with its manufacturing operations. The subsidiary makes lightweight clay aggregate by heating clay pellets in two natural gas-fired kilns. The complaint alleges violations of the subsidiary’s air emissions permit, but does not specify the amount of any monetary sanction which may be sought. The amount of any possible sanctions is not currently estimable. The Company believes that the subsidiary is in substantial compliance with its permit limitations.

The Company and subsidiaries are defendants in lawsuits which arose in the normal course of business. In management’s judgment (based on the opinion of counsel) the ultimate liability, if any, from such legal proceedings will not have a material effect on the consolidated financial position or results of operations of the Company.

In November 1998, Chaparral Steel Company, a 100% owned subsidiary, filed an action in the District Court of Ellis County, Texas against certain graphite electrode suppliers seeking damages for illegal restraints of trade in the sale of graphite electrodes.

Retirement Plans

Substantially all employees of the Company are covered by a series of defined contribution retirement plans. The amount of pension expense charged to costs and expenses for the above plans was $6.1 million in 2003, $6.2 million in 2002 and $5.5 million in 2001. It is the Company’s policy to fund the plans to the extent of charges to income.

Approximately 550 employees and retirees of an acquired subsidiary are covered by a defined benefit pension plan and a postretirement health benefit plan. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the defined benefit pension plan was $39.3 million, $36.6 million, and $24.5 million at May 31, 2003. The amount of expense charged to costs and expenses was $1.3 million in 2003, $1.1 million in 2002, and $800,000 in 2001. Payments under this plan amounted to $1.5 million in 2003, $1.9 million in 2002 and $1.2 million in 2001. The Company recorded an adjustment to the pension liability of $9.1 million in 2003, representing an excess of unfunded accumulated benefit obligation over previously recorded pension cost liabilities. The increase in unfunded accumulated benefit obligations was primarily attributable to a reduction in the assumed discount rate to 6%.

The accumulated benefit obligation for the postretirement health benefit plan, which is unfunded, was $12.8 million at May 31, 2003. The retiree health care benefit obligation was determined using health care cost trend rates of 12% for 2004, decreasing by 1% each year until 2009 when the rate is 6%. The amount of both expenses charged to costs and expenses and payments under this plan were approximately $400,000 in each of the three years in the period ending 2003.

TEXAS INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Incentive Plans

All personnel employed as of May 31 share in the pretax income of the Company for the year then ended based on predetermined formulas. The duration of most of the plans is one year; certain executives are additionally covered under a three-year plan. All plans are subject to annual review by the Company’s Board of Directors. The expense included in selling, general and administrative was $1.3 million, $3.5 million and $7.2 million for 2003, 2002 and 2001, respectively.

Certain executives of Chaparral participate in a deferred compensation plan based on a five-year average of earnings. No expense was incurred in 2003 or 2002. Amounts recorded as reductions to prior year accruals under the plan were $1.8 million in 2001.

Business Segments

The Company has two reportable segments: cement, aggregate and concrete products (the “CAC” segment) and steel (the “Steel” segment). The Company’s reportable segments are strategic business units that offer different products and services. They are managed separately because of significant differences in manufacturing processes, distribution and markets served. Through the CAC segment the Company produces and sells cement, stone, sand and gravel, expanded shale and clay aggregate, and concrete products. Through its Steel segment, the Company produces and sells structural steel, piling products, specialty bar products, merchant bar-quality rounds, reinforcing bar and channels. Operating profit is net sales less operating costs and expenses, excluding general corporate expenses and interest expense. Identifiable assets by segment are those assets that are used in the Company’s operation in each segment. Corporate assets consist primarily of cash, real estate and other financial assets not identified with a major business segment. Operating results and certain other financial data for the Company’s business segments are presented on pages 31 and 32 under “Business Segments” of Management’s Discussion and Analysis of Financial Condition and Results of Operations, and are incorporated herein by reference.

TEXAS INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Quarterly financial information (unaudited)

The Company has reclassified freight and delivery costs from net sales to cost of products sold in all periods presented. The reclassifications resulted in an increase in net sales and cost of products sold with no effect on the Company’s operating profit (loss) or net income (loss). The following is a summary of quarterly financial information (in thousands except per share).

	Aug.	Nov.	Feb.	May
2003
Net sales
CAC	$197,840	$175,302	$147,819	$197,157
Steel	168,157	162,368	148,592	166,874

	365,997	337,670	296,411	364,031

Operating profit (loss)
CAC	28,428	21,625	6,711	23,954
Steel	(3,207)	(13,884)	(12,493)	(19,049)

Net income (loss)	3,915	(3,340)	(17,218)	(7,554)
Per share
Net income (loss)
Basic	.19	(.16)	(.81)	(.36)
Diluted	.18	(.16)	(.81)	(.36)
Dividends	.075	.075	.075	.075
Stock price
High	37.70	29.59	28.25	22.30
Low	23.74	21.00	19.50	17.35

2002
Net sales
CAC	$213,747	$184,625	$167,290	$196,752
Steel	175,688	176,108	158,936	174,496

	389,435	360,733	326,226	371,248

Operating profit (loss)
CAC	37,372	31,314	20,882	29,666
Steel	(6,894)	12,680	9,788	15,807

Net income	5,011	16,590	6,117	23,558
Per share
Net income
Basic	.24	.79	.29	1.11
Diluted	.23	.76	.28	1.03
Dividends	.075	.075	.075	.075
Stock price
High	42.14	42.00	38.84	44.85
Low	31.45	23.00	33.30	37.20

TEXAS INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Financial Information

The Company’s new senior notes were issued by Texas Industries, Inc. (the parent company), which has no independent assets or operations, excluding amounts related to its investments in its consolidated subsidiaries and financing activities. All 100% owned subsidiaries of the company, excluding TXI Capital Trust I, the Company’s accounts receivable subsidiary, and minor subsidiaries without operations or material assets, have provided a joint and several, full and unconditional guarantee of the securities. There are no significant restrictions on the parent company’s ability to obtain funds from any of the guarantor subsidiaries in the form of a dividend or loan. Additionally, there are no significant restrictions on the various guarantor subsidiaries’ ability to obtain funds from its direct or indirect subsidiaries.

The following financial information presents condensed consolidating balance sheets, statements of operations and statements of cash flows for the parent company, all guarantor subsidiaries, and all non-guarantor subsidiaries. The information has been presented as if the parent company accounted for its ownership of the guarantor and non-guarantor subsidiaries using the equity method of accounting. The condensed consolidating financial information as of May 31, 2003 and 2002 and for each of the three years in the period ended May 31, 2003 was derived from the Company’s audited consolidated financial statements as of May 31, 2003 and 2002 and for each of the three years in the period ended May 31, 2003, which are included in this Form S-4.

The Company’s accounts receivable subsidiary was established in March 1999 to facilitate the Company’s agreement to sell, on a revolving basis, an undivided interest in a defined pool of trade receivables. At May 31, 2003, the subsidiary had total assets of $54.1 million. However, on June 6, 2003, in connection with the Refinancing, the Company entered into an agreement whereby the entire outstanding interest in the defined pool of trade receivables previously sold was repurchased and the agreement to sell trade receivables was terminated. The repurchased trade receivables were subsequently transferred to the respective operating entities. Therefore, the financial balances of the accounts receivable subsidiary were eliminated at that time, and no future activity is anticipated in this subsidiary.

TXI Capital Trust I is a financing subsidiary whose only asset is the 5.5% convertible subordinated debentures due 2028 that were purchased by TXI Capital Trust I from the parent company with the combined proceeds from the issuance of company-obligated mandatorily redeemable preferred securities by TXI Capital Trust I and common securities of the trust. As a result, the only assets of TXI Capital Trust I are inter-company receivables (the debentures) that eliminate at the consolidated reporting level. Moreover, the parent company’s guarantee of the preferred securities and its obligations under the convertible subordinated debentures are subordinate to the new senior notes. Accordingly, substantially all of the consolidated assets, operations and cash flows of the Company are available to satisfy the parent company’s obligations under the new senior notes and the new senior secured credit facility.

CONDENSED CONSOLIDATING BALANCE SHEETS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

May 31, 2003

	Texas Industries, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
In thousands
ASSETS
CURRENT ASSETS
Cash	$4,161	$2,038	$5	$—	$6,204
Receivables—net	1,982	5,581	54,076	192	61,831
Inventories	—	270,773	—	—	270,773
Deferred taxes and prepaid expenses	54	37,235	—	86	37,375

TOTAL CURRENT ASSETS	6,197	315,627	54,081	278	376,183
OTHER ASSETS
Goodwill	—	146,474	—	—	146,474
Real estate and investments	—	43,600	—	—	43,600
Deferred charges and intangibles	9,782	14,203	—	—	23,985
Deferred income taxes	32,491	—	—	(32,491)	—
Investment in subsidiaries	1,087,796	—	—	(1,087,796)	—
Intercompany receivables	780,151	493,393	208,012	(1,481,556)	—

	1,910,220	697,670	208,012	(2,601,843)	214,059
PROPERTY, PLANT AND EQUIPMENT
Land and land improvements	—	219,195	—	(508)	218,687
Buildings	—	101,490	—	—	101,490
Machinery and equipment	—	1,713,090	—	(805)	1,712,285
Construction in progress	—	47,724	—	—	47,724

	—	2,081,499	—	(1,313)	2,080,186
Less allowances for depreciation	—	941,623	—	(805)	940,818

	—	1,139,876	—	(508)	1,139,368

	$1,916,417	$2,153,173	$262,093	$(2,602,073)	$1,729,610

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Trade accounts payable	$57	$120,420	$—	$—	$120,477
Accrued interest, wages and other items	2,602	38,748	2,026	—	43,376
Current portion of long-term debt	680	52	—	—	732

TOTAL CURRENT LIABILITIES	3,339	159,220	2,026	—	164,585

INTERCOMPANY PAYABLES	701,405	727,707	52,444	(1,481,556)	—

LONG-TERM DEBT	476,675	470	—	—	477,145

DEFERRED INCOME TAXES AND OTHER CREDITS	1,597	191,328	—	(32,491)	160,434

COMPANY-OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY HOLDING SOLELY COMPANY CONVERTIBLE DEBENTURES	—	—	199,937	—	199,937

SHAREHOLDERS’ EQUITY	733,401	1,074,448	7,686	(1,088,026)	727,509

	$1,916,417	$2,153,173	$262,093	$(2,602,073)	$1,729,610

CONDENSED CONSOLIDATING BALANCE SHEETS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

May 31, 2002

	Texas Industries, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
In thousands
ASSETS
CURRENT ASSETS
Cash	$17,026	$(9,601)	$5	$—	$7,430
Receivables—net	4,364	16,421	35,213	140	56,138
Inventories	—	276,482	—	—	276,482
Deferred taxes and prepaid expenses	67	31,050	75	—	31,192

TOTAL CURRENT ASSETS	21,457	314,352	35,293	140	371,242
OTHER ASSETS
Goodwill	—	146,474	—	—	146,474
Real estate and investments	—	41,524	—	—	41,524
Deferred charges and intangibles	9,921	19,758	—	—	29,679
Deferred income taxes	736	—	—	(736)	—
Investment in subsidiaries	1,113,031	—	—	(1,113,031)	—
Intercompany receivables	731,044	417,324	208,076	(1,356,444)	—

	1,854,732	625,080	208,076	(2,470,211)	217,677
PROPERTY, PLANT AND EQUIPMENT
Land and land improvements	—	210,065	—	(508)	209,557
Buildings	—	102,358	—	—	102,358
Machinery and equipment	—	1,780,668	—	(805)	1,779,863
Construction in progress	—	45,450	—	—	45,450

	—	2,138,541	—	(1,313)	2,137,228
Less allowances for depreciation	—	953,652	—	(782)	952,870

	—	1,184,889	—	(531)	1,184,358

	$1,876,189	$2,124,321	$243,369	$(2,470,602)	$1,773,277

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Trade accounts payable	$56	$110,981	$—	$—	$111,037
Accrued interest, wages and other items	5,761	40,507	2,095	—	48,363
Current portion of long-term debt	8,680	548	—	—	9,228

TOTAL CURRENT LIABILITIES	14,497	152,036	2,095	—	168,628

INTERCOMPANY PAYABLES	625,400	697,456	33,588	(1,356,444)	—

LONG-TERM DEBT	472,355	2,608	—	—	474,963

DEFERRED INCOME TAXES AND OTHER CREDITS	1,527	166,598	—	(849)	167,276

COMPANY-OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY HOLDING SOLELY COMPANY CONVERTIBLE DEBENTURES	—	—	200,000	—	200,000

SHAREHOLDERS’ EQUITY	762,410	1,105,623	7,686	(1,113,309)	762,410

	$1,876,189	$2,124,321	$243,369	$(2,470,602)	$1,773,277

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

Year Ended May 31, 2003

In thousands	Texas Industries, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
NET SALES	$—	$1,364,109	$—	$—	$1,364,109

COSTS AND EXPENSES (INCOME)
Cost of products sold	—	1,270,104	—	(23)	1,270,081
Selling, general and administrative	969	89,184	2,808	—	92,961
Interest	55,441	58,248	1,653	(80,457)	34,885
Other income	(58,879)	(10,493)	(15,798)	80,746	(4,424)

	(2,469)	1,407,043	(11,337)	266	1,393,503

INCOME (LOSS) BEFORE THE FOLLOWING ITEMS	2,469	(42,934)	11,337	(266)	(29,394)

Income taxes (benefit)	864	(17,084)	3,849	26	(12,345)

	1,605	(25,850)	7,488	(292)	(17,049)
Dividends on preferred securities—net of tax	—	—	(7,148)	—	(7,148)

	1,605	(25,850)	340	(292)	(24,197)
Equity in earnings of subsidiaries
Loss from continuing operations of subsidiaries	(25,802)	—	—	25,802	—

NET INCOME (LOSS)	$(24,197)	$(25,850)	$340	$25,510	$(24,197)

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

Year Ended May 31, 2002

In thousands	Texas Industries, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
NET SALES	$—	$1,447,642	$—	$—	$1,447,642

COSTS AND EXPENSES (INCOME)
Cost of products sold	—	1,236,984	—	(40)	1,236,944
Selling, general and administrative	739	104,157	4,255	—	109,151
Interest	63,884	57,778	2,644	(81,626)	42,680
Other income	(59,599)	(28,912)	(18,239)	82,067	(24,683)

	5,024	1,370,007	(11,340)	401	1,364,092

INCOME (LOSS) BEFORE THE FOLLOWING ITEMS	(5,024)	77,635	11,340	(401)	83,550

Income taxes (benefit)	(1,758)	23,053	3,850	(21)	25,124

	(3,266)	54,582	7,490	(380)	58,426
Dividends on preferred securities—net of tax	—	—	(7,150)	—	(7,150)

	(3,266)	54,582	340	(380)	51,276
Equity in earnings of subsidiaries
Income from continuing operations of subsidiaries	54,542	—	—	(54,542)	—

NET INCOME (LOSS)	$51,276	$54,582	$340	$(54,922)	$51,276

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

Year Ended May 31, 2001

In thousands	Texas Industries, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
NET SALES	$—	$1,347,609	$—	$—	$1,347,609

COSTS AND EXPENSES (INCOME)
Cost of products sold	—	1,177,429	—	(40)	1,177,389
Selling, general and administrative	712	102,570	7,674	—	110,956
Interest	74,411	38,803	3,686	(79,839)	37,061
Other income	(57,825)	(26,358)	(22,700)	80,515	(26,368)

	17,298	1,292,444	(11,340)	636	1,299,038

INCOME (LOSS) BEFORE THE FOLLOWING ITEMS	(17,298)	55,165	11,340	(636)	48,571

Income taxes (benefit)	(6,022)	17,473	3,850	(103)	15,198

	(11,276)	37,692	7,490	(533)	33,373
Dividends on preferred securities—net of tax	—	—	(7,150)	—	(7,150)

	(11,276)	37,692	340	(533)	26,223
Equity in earnings of subsidiaries
Income from continuing operations of subsidiaries	37,499	—	—	(37,499)	—

NET INCOME (LOSS)	$26,223	$37,692	$340	$(38,032)	$26,223

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

Year Ended May 31, 2003

In thousands	Texas Industries, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
NET CASH PROVIDED (USED) BY OPERATIONS	$(1,922)	$58,825	$340	$(340)	$56,903

INVESTING ACTIVITIES
Capital expenditures	—	(54,734)	—	—	(54,734)
Proceeds from disposal of assets	—	11,308	—	—	11,308
Other—net	—	1,340	—	—	1,340

Net cash used by investing	—	(42,086)	—	—	(42,086)

FINANCING ACTIVITIES
Proceeds of long-term borrowing	366,640	—	—	—	366,640
Debt retirements	(370,320)	(2,640)	—	—	(372,960)
Purchase of treasury shares	(2)	—	—	—	(2)
Common dividends paid	(6,315)	—	—	—	(6,315)
Other—net	(946)	(2,460)	(340)	340	(3,406)

Net cash used by financing	(10,943)	(5,100)	(340)	340	(16,043)

Increase (decrease) in cash	(12,865)	11,639	—	—	(1,226)

Cash at beginning of year	17,026	(9,601)	5	—	7,430

Cash at end of year	$4,161	$2,038	$5	$—	$6,204

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

Year Ended May 31, 2002

In thousands	Texas Industries, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
NET CASH PROVIDED BY OPERATIONS	$161,087	$9,886	$340	$(340)	$170,973

INVESTING ACTIVITIES
Capital expenditures	—	(29,662)	—	—	(29,662)
Proceeds from disposal of assets	—	6,147	—	—	6,147
Other—net	(3,389)	(2,634)	—	—	(6,023)

Net cash used by investing	(3,389)	(26,149)	—	—	(29,538)

FINANCING ACTIVITIES
Proceeds of long-term borrowing	382,300	—	—	—	382,300
Debt retirements	(520,980)	(618)	—	—	(521,598)
Purchase of treasury shares	(206)	—	—	—	(206)
Common dividends paid	(6,284)	—	—	—	(6,284)
Other—net	4,371	(1,322)	(340)	340	3,049

Net cash used by financing	(140,799)	(1,940)	(340)	340	(142,739)

Increase (decrease) in cash	16,899	(18,203)	—	—	(1,304)

Cash at beginning of year	127	8,602	5	—	8,734

Cash at end of year	$17,026	$(9,601)	$5	$—	$7,430

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

Year Ended May 31, 2001

In thousands	Texas Industries, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
NET CASH PROVIDED BY OPERATIONS	$21,120	$130,058	$340	$(340)	$151,178

INVESTING ACTIVITIES
Capital expenditures	—	(136,892)	—	—	(136,892)
Proceeds from disposal of assets	—	16,084	—	—	16,084
Other—net	(998)	(3,289)	—	—	(4,287)

Net cash used by investing	(998)	(124,097)	—	—	(125,095)

FINANCING ACTIVITIES
Proceeds of long-term borrowing	372,972	—	—	—	372,972
Debt retirements	(381,455)	(693)	—	—	(382,148)
Purchase of treasury shares	(7,765)	—	—	—	(7,765)
Common dividends paid	(6,280)	—	—	—	(6,280)
Other—net	391	(1,507)	(340)	340	(1,116)

Net cash used by financing	(22,137)	(2,200)	(340)	340	(24,337)

Increase (decrease) in cash	(2,015)	3,761	—	—	1,746

Cash at beginning of year	2,142	4,841	5	—	6,988

Cash at end of year	$127	$8,602	$5	$—	$8,734

CONSOLIDATED BALANCE SHEETS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

In thousands	(Unaudited) August 31, 2003	May 31, 2003
ASSETS
CURRENT ASSETS
Cash	$15,352	$6,204
Receivables—net	180,218	61,831
Inventories	255,787	270,773
Deferred taxes and prepaid expenses	38,506	37,375

TOTAL CURRENT ASSETS	489,863	376,183

OTHER ASSETS
Goodwill	146,474	146,474
Real estate and investments	46,277	43,600
Deferred charges and intangibles	35,807	23,985

	228,558	214,059

PROPERTY, PLANT AND EQUIPMENT
Land and land improvements	223,524	218,687
Buildings	101,938	101,490
Machinery and equipment	1,718,314	1,712,285
Construction in progress	43,648	47,724

	2,087,424	2,080,186
Less allowances for depreciation	964,694	940,818

	1,122,730	1,139,368

	$1,841,151	$1,729,610

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Trade accounts payable	$114,829	$120,477
Accrued interest, wages and other items	58,357	43,376
Current portion of long-term debt	733	732

TOTAL CURRENT LIABILITIES	173,919	164,585

LONG-TERM DEBT	602,414	477,145

DEFERRED INCOME TAXES AND OTHER CREDITS	154,574	160,434

COMPANY-OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY HOLDING SOLELY COMPANY CONVERTIBLE DEBENTURES	199,937	199,937

SHAREHOLDERS’ EQUITY
Common stock, $1 par value	25,067	25,067
Additional paid-in capital	260,735	260,936
Retained earnings	521,298	538,584
Cost of common stock in treasury	(90,901)	(91,186)
Pension liability adjustment	(5,892)	(5,892)

	710,307	727,509

	$1,841,151	$1,729,610

See notes to consolidated financial statements.

(Unaudited)

CONSOLIDATED STATEMENTS OF OPERATIONS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

	Three months ended August 31,
In thousands except per share	2003	2002
NET SALES	$376,038	$365,997

COSTS AND EXPENSES (INCOME)
Cost of products sold	352,655	323,731
Selling, general and administrative	25,603	26,423
Interest	17,042	8,836
Loss on early retirement of debt	11,246	—
Other income	(6,196)	(1,382)

	400,350	357,608

INCOME (LOSS) BEFORE THE FOLLOWING ITEMS	(24,312)	8,389

Income taxes (benefit)	(11,465)	2,686

	(12,847)	5,703

Dividends on preferred securities—net of tax	(1,787)	(1,788)

INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE	(14,634)	3,915

Cumulative effect of accounting change—net of tax	(1,071)	—

NET INCOME (LOSS)	$(15,705)	$3,915

Basic earnings (loss) per share:
Income (loss) before cumulative effect of accounting change	$(.69)	$.19
Cumulative effect of accounting change	(.05)	—

Net income (loss)	$(.74)	$.19

Diluted earnings (loss) per share:
Income (loss) before cumulative effect of accounting change	$(.69)	$.18
Cumulative effect of accounting change	(.05)	—

Net income (loss)	$(.74)	$.18

Average shares outstanding:
Basic	21,146	21,109

Diluted	21,146	21,327

Cash dividends per share	$.075	$.075

See notes to consolidated financial statements.

(Unaudited)

CONSOLIDATED STATEMENTS OF CASH FLOWS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

	Three months ended August 31,
In thousands	2003	2002
OPERATING ACTIVITIES
Net income (loss)	$(15,705)	$3,915
Cumulative effect of accounting change—net of tax	1,071	—
Loss on early retirement of debt	11,246	—
Gain on disposal of assets	(1,361)	(51)
Non-cash items
Depreciation, depletion and amortization	24,127	24,298
Deferred taxes (benefit)	(12,607)	1,580
Other—net	3,284	1,115
Changes in operating assets and liabilities
Receivables repurchased	(115,514)	—
Receivables—net	(2,542)	(1,694)
Inventories and prepaid expenses	14,346	(12,484)
Accounts payable and accrued liabilities	10,660	15,020
Real estate and investments	(508)	(580)

Net cash provided (used) by operations	(83,503)	31,119

INVESTING ACTIVITIES
Capital expenditures	(7,497)	(17,423)
Proceeds from disposal of assets	1,806	628
Other—net	(1,743)	(2,755)

Net cash used by investing	(7,434)	(19,550)

FINANCING ACTIVITIES
Long-term borrowings	717,731	60,630
Debt retirements	(591,236)	(70,675)
Debt issuance costs	(15,834)	—
Debt retirement costs	(8,505)	—
Common dividends paid	(1,581)	(1,578)
Other—net	(490)	(179)

Net cash provided (used) by financing	100,085	(11,802)

Increase (decrease) in cash	9,148	(233)

Cash at beginning of period	6,204	7,430

Cash at end of period	$15,352	$7,197

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

Texas Industries, Inc. and subsidiaries (unless the context indicates otherwise, collectively, the “Company” or “TXI”) is a leading supplier of construction materials through two business segments: cement, aggregate and concrete products (the “CAC” segment); and structural steel and specialty bar products (the “Steel” segment). Through the CAC segment, the Company produces and sells cement, stone, sand and gravel, expanded shale and clay aggregate, and concrete products from facilities concentrated in Texas, Louisiana, and California, with several products marketed throughout the United States. Through the Steel segment, the Company produces and sells structural steel, piling products, specialty bar products, merchant bar-quality rounds, reinforcing bar and channels from facilities located in Texas and Virginia, for markets in North America.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month period ended August 31, 2003, are not necessarily indicative of the results that may be expected for the year ended May 31, 2004. For further information, refer to the audited consolidated financial statements and footnotes thereto included elsewhere herein.

Principles of Consolidation.    The consolidated financial statements include the accounts of Texas Industries, Inc. and all subsidiaries. Certain amounts in the prior period financial statements have been reclassified to conform to the current period presentation.

Estimates.    The preparation of financial statements and accompanying notes in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ from those estimates.

Cash Equivalents.    For cash flow purposes, temporary investments which have maturities of less than 90 days when purchased are considered cash equivalents.

Receivables.    Management evaluates the ability to collect accounts receivable based on a combination of factors. A reserve for doubtful accounts is maintained based on the length of time receivables are past due or the status of a customer’s financial condition. If the Company is aware of a specific customer’s inability to make required payments, specific amounts are added to the reserve.

Environmental Liabilities.    The Company is subject to environmental laws and regulations established by federal, state and local authorities, and makes provision for the estimated costs related to compliance when it is probable that a reasonably estimable liability has been incurred.

Legal Contingencies.    The Company and its subsidiaries are defendants in lawsuits which arose in the normal course of business, and make provision for the estimated loss from any claim or legal proceeding when it is probable that a reasonably estimable liability has been incurred.

Long-lived Assets.    Management reviews long-lived assets for impairment whenever changes in circumstances indicate that the carrying amount of the assets may not be recoverable and would record an impairment charge if necessary. Such evaluations compare the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset and are significantly impacted by estimates of future prices for the Company’s products, capital needs, economic trends and other factors.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

Property, plant and equipment is recorded at cost. Provisions for depreciation are computed generally using the straight-line method. Provisions for depletion of mineral deposits are computed on the basis of the estimated quantity of recoverable raw materials. Useful lives for the Company’s primary operating facilities range from 10 to 20 years. Maintenance and repairs are charged to expense as incurred. Costs incurred for scheduled shut-downs to refurbish the Steel facilities are amortized over the benefited period, typically 12 to 24 months.

Goodwill and Other Intangible Assets.    Management tests goodwill for impairment at least annually by each reporting unit. If the carrying amount of the goodwill exceeds its fair value an impairment loss is recognized. In applying a fair-value-based test, estimates are made of the expected future cash flows to be derived from the applicable reporting unit. Similar to the review for impairment of other long-lived assets, the resulting fair value determination is significantly impacted by estimates of future prices for the Company’s products, capital needs, economic trends and other factors. Goodwill identified with CAC resulted from the acquisition of Riverside Cement Company. Goodwill identified with Steel resulted from the acquisition of Chaparral Steel Company. In each case the fair value of the respective reporting unit exceeds its carrying value. The carrying value of CAC goodwill was $61.3 million, net of accumulated amortization of $5.5 million, and the carrying value of Steel goodwill was $85.2 million, net of accumulated amortization of $27.1 million, at both August 31, 2003 and May 31, 2003.

Deferred charges and intangibles include non-compete agreements and other intangibles with finite lives being amortized on a straight-line basis over periods of 5 to 15 years. Their carrying value, adjusted for write-offs, total $2.4 million, net of accumulated amortization of $3.7 million at August 31, 2003 and $2.5 million, net of accumulated amortization of $3.6 million at May 31, 2003. Amortization expense incurred was $100,000 and $300,000 in the three-month periods ended August 31, 2003 and 2002, respectively. Estimated annual amortization for each of the five succeeding years is $400,000, $400,000, $300,000, $300,000 and $300,000.

Real Estate and Investments.    Surplus real estate and real estate acquired for development of high quality industrial and multi-use parks, recorded at cost, totaled $11.6 million at both August 31, 2003 and May 31, 2003. Investments totaled $34.7 million and $32.0 million at August 31, 2003 and May 31, 2003, respectively, and are composed primarily of life insurance contracts, which are recorded at their net cash surrender value and may be used to fund certain Company benefit agreements. The Company does not invest in debt or equity securities.

Debt Issuance Costs.    Debt issuance costs of $22.2 million and $9.7 million at August 31, 2003 and May 31, 2003, respectively, are associated with various debt issues and amortized over the terms of the related debt.

Other Credits.    Other credits of $51.5 million and $44.8 million at August 31, 2003 and May 31, 2003, respectively, are composed primarily of liabilities related to the Company’s retirement plans, deferred compensation agreements and asset retirement obligations.

Asset Retirement Obligations.    Effective June 1, 2003, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations,” which applies to legal obligations associated with the retirement of long-lived assets.

SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expenses. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

The Company incurs legal obligations for asset retirement as part of its normal CAC and Steel operations related to land reclamation, plant removal and Resource Conservation and Recovery Act closures. Prior to the adoption of SFAS No. 143, the Company generally accrued for land reclamation obligations related to its aggregate mining process on the unit of production basis and for its other obligations as incurred. Determining the amount of an asset retirement liability requires estimating the future cost of contracting with third parties to perform the obligation. The estimate is significantly impacted by, among other considerations, management’s assumptions regarding the scope of the work required, labor costs, inflation rates, market-risk premiums and closure dates. Application of the new rules resulted in an increase in net property, plant and equipment of $500,000, a net increase in asset retirement obligation liabilities of $2.2 million and a pre-tax cumulative charge of $1.7 million.

Changes in the asset retirement obligation for the three-month period ended August 31, 2003 are as follows:

Balance at June 1	$4,092
Accretion expense	69
Payments	(101)

Balance at August 31	$4,060

Pro forma effects for the periods presented, assuming adoption of SFAS No. 143 retroactively, were not material to net income (loss) or the related per-share amounts.

Pension Liability Adjustment.    The pension liability adjustment to shareholders’ equity of $5.9 million at both August 31, 2003 and May 31, 2003 (net of tax of $3.2 million) relates to a defined benefit retirement plan covering approximately 550 employees and retirees of an acquired subsidiary. Comprehensive income or loss consists of net income or loss and the pension liability adjustment to shareholders’ equity. Comprehensive loss for the three-month period ended August 31, 2003 was the same as net loss. Comprehensive income for the three-month period ended August 31, 2002 was $2.8 million.

Net Sales.    Sales are recognized when title has transferred and products are delivered. Historically, the Company has included delivery fees in the amount it billed customers to the extent needed to recover the Company’s cost of freight and delivery. Net sales were presented as revenues including delivery fees offset by freight and delivery costs and were disclosed as such. The Emerging Issues Task Force of the FASB reached a final consensus on Issue No. 00-10, “Accounting for Shipping and Handling Fees and Costs.” EITF 00-10 addresses the income statement classification of amounts charged to customers for shipping and handling, as well as costs incurred related to shipping and handling. The EITF concluded that amounts billed to a customer in a sale transaction related to shipping and handling should be classified as revenue. The EITF also concluded that if costs incurred related to shipping and handling are significant and not included in cost of sales, an entity should disclose both the amount of such costs and the line item on the income statement that includes them. In connection with this issue, the Company currently classifies freight and delivery costs in cost of products sold. To conform to the current presentation freight and delivery costs of approximate $27.0 million has been reclassified from net sales to cost of products sold in the three-month period ended August 31, 2002. This reclassification had no effect on the Company’s results of operations or financial position.

Other Income.    Other income includes routine sales of surplus operating assets and real estate in the amount of $1.4 million and $100,000 in the three-month periods ended August 31, 2003 and 2002, respectively. Also included in other income in the three-month period ended August 31, 2003 was $4.2 million from the Company’s litigation against certain graphite electrode suppliers.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

Income Taxes.    Accounting for income taxes uses the liability method of recognizing and classifying deferred income taxes. The Company joins in filing a consolidated return with its subsidiaries. Current and deferred tax expense is allocated among the members of the group based on a stand-alone calculation of the tax of the individual member.

Earnings Per Share (“EPS”).    Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding during the period including certain contingently issuable shares related to deferred compensation agreements in which directors elected to defer annual and meeting fees or executives elected to defer incentive compensation and vested shares under the Company’s former stock awards program. The shares are considered contingently issuable because the director or executive has an unconditional right to the shares to be issued. The deferred compensation is denominated in shares of the Company’s Common Stock and issued upon retirement or at such earlier date as approved by the Company. Vested stock award shares are issued in the year in which the employee reaches age 60.

Diluted EPS adjusts net income and the outstanding shares for the dilutive effect of preferred securities, stock options and awards.

Basic and Diluted EPS are calculated as follows:

	August 31,
In thousands except per share	2003	2002
Earnings:
Income (loss) before cumulative effect of accounting change	$(14,634)	$3,915
Cumulative effect of accounting change	(1,071)	—

Net income (loss)	$(15,705)	$3,915

Shares:
Weighted-average shares outstanding	21,074	21,035
Contingently issuable shares	72	74

Basic weighted-average shares	21,146	21,109

Stock option and award dilution	—	218

Diluted weighted-average shares*	21,146	21,327

Basic earnings (loss) per share:
Income (loss) before cumulative effect of accounting change	$(.69)	$.19
Cumulative effect of accounting change	(.05)	—

Net income (loss)	$(.74)	$.19

Diluted earnings (loss) per share:
Income (loss) before cumulative effect of accounting change	$(.69)	$.18
Cumulative effect of accounting change	(.05)	—

Net income (loss)	$(.74)	$.18

* Shares excluded due to antidilutive effect:
Preferred securities	2,888	2,889
Stock options and awards	3,292	990

Stock-based Compensation.    The Company accounts for employee stock options using the intrinsic value method of accounting prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees,” as

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

allowed by Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” (“SFAS No. 123”). Generally, no expense is recognized related to the Company’s stock options because each option’s exercise price is set at the stock’s fair market value on the date the option is granted.

In accordance with SFAS No. 123, the Company discloses the compensation cost based on the estimated fair value at the date of grant recognizing compensation expense ratably over the vesting period. No options were granted in the three-month periods ending August 31, 2003 and 2002.

If the Company had recognized compensation expense for the stock option plan based on the fair value at the grant dates for awards, the Company’s net income (loss) and earnings (loss) per share would have been reduced to the following pro forma amounts:

	August 31,
In thousands except per share	2003	2002
Net income (loss)
As reported	$(15,705)	$3,915
Plus: stock-based compensation included in the determination of net income (loss) as reported, net of tax	27	(6)
Less: fair value of stock-based compensation, net of tax	(968)	(830)

Pro forma	$(16,646)	$3,079

Basic earnings (loss) per share
As reported	$(.74)	$.19
Pro forma	(.79)	.15

Diluted earnings (loss) per share
As reported	(.74)	.18
Pro forma	(.79)	.14

New Accounting Pronouncements.    Effective June 1, 2003, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” For most companies, SFAS No. 145 will require gains and losses on extinguishments of debt to be classified as income or loss from continuing operations rather than as extraordinary items as previously required under SFAS No. 4. Extraordinary treatment will be required for certain extinguishments as provided in APB Opinion No. 30. SFAS No. 145 also amends SFAS No. 13 to require certain modifications to capital leases be treated as a sale-leaseback and modifies the accounting for sub-leases when the original lessee remains a secondary obligor (or guarantor). Its adoption required that the loss on early retirement of debt incurred in the August 2003 quarter be recognized as an ordinary loss.

Effective June 1, 2003, the Company adopted SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The Company has no financial instruments for which a change in classification was required.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, “Consolidation of Variable Interest Entities,” clarifying the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Effective December 1, 2003, the Company will adopt the provisions of Interpretation No. 46. Its adoption is not expected to have a material impact on the financial statements of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

WORKING CAPITAL

Working capital totaled $315.9 million at August 31, 2003 and $211.6 million at May 31, 2003.

Receivables consist of:

In thousands	August	May
Notes and interest receivables	$2,833	$2,897
Tax refund claims	1,982	1,982
Accounts receivable—net	175,403	56,952

	$180,218	$61,831

Accounts receivable are presented net of allowances for doubtful receivables of $6.4 million at August and $4.4 million at May. Provisions for bad debts charged to expense in the three-month periods ended August 31, 2003 and 2002 were $2.3 million and $600,000, respectively. Uncollectible accounts written off in the three-month periods ended August 31, 2003 and 2002 were $300,000 and $200,000, respectively.

The Company had an agreement to sell, on a revolving basis, an interest in a defined pool of trade receivables of up to $125 million. The interest sold totaled $115.5 million at May 31, 2003. On June 6, 2003, the Company entered into an agreement whereby the entire outstanding interest in the defined pool of trade receivables previously sold was repurchased and the agreement to sell receivables was terminated. The repurchase was reflected as an increase in accounts receivable and reduction in operating cash flows.

Inventories consist of:

In thousands	August	May
Finished products	$68,338	$83,713
Work in process	64,355	64,072
Raw materials and supplies	123,094	122,988

	$255,787	$270,773

Inventories are stated at cost (not in excess of market) with a majority of inventories using the last-in, first-out method (LIFO). If the average cost method (which approximates current replacement cost) had been used, inventory values would have been higher by $16.5 million at August and May.

Accrued interest, wages and other items consist of:

In thousands	August	May
Interest	$15,893	$4,768
Employee compensation	17,022	18,258
Income taxes	406	931
Property taxes and other	25,036	19,419

	$58,357	$43,376

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

LONG-TERM DEBT

Long-term debt is comprised of the following:

In thousands	August	May
Senior secured credit facility maturing in 2007	$—	$—
Senior notes due in 2011, interest rate 10.25%	600,000	—
Pollution control bonds due through 2007, interest rate 3% (75% of prime)	3,855	3,855
Fair value of interest rate swaps	(1,227)	—
Refinanced debt	—	473,500
Other	519	522

	603,147	477,877
Less current maturities	733	732

	$602,414	$477,145

On June 6, 2003, the Company issued $600 million of 10.25% senior notes maturing June 15, 2011. The net proceeds were used to repay $473.5 million of the outstanding debt at May 31, 2003. The remaining proceeds were applied toward the cost of the Company’s agreement whereby the entire outstanding interest in the defined pool of trade receivables previously sold was repurchased and the agreement to sell receivables was terminated. The Company recognized an ordinary loss on early retirement of debt of $11.2 million, representing $8.5 million in premium or consent payments to holders of the existing senior notes and a write-off of $2.7 million of debt issuance costs associated with the debt repaid.

The new senior notes represent general unsecured senior obligations of the Company. The new senior notes were issued by Texas Industries, Inc. (the parent company), which has no independent assets or operations, excluding amounts related to its investments in its consolidated subsidiaries and financing activities. All 100% owned subsidiaries of the Company, excluding TXI Capital Trust I and minor subsidiaries without operations or material assets, have provided a joint and several, full and unconditional guarantee of the securities. The terms of the notes contain covenants that among other things provide for restrictions on the payment of dividends or repurchasing common stock, making certain investments, incurring additional debt or selling preferred stock, creating liens, and transferring assets. At any time prior to June 15, 2006, the Company may redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 110.25% of the principal amount thereof, plus accrued interest, with the net cash proceeds from certain equity offerings. In addition, at any time on or prior to June 15, 2007, the Company may redeem all or part of the notes at a redemption price equal to the sum of the principal amount thereof, plus accrued interest and a make-whole premium. After June 15, 2007, the Company may redeem all or a part of the notes at a redemption price of 105.125% in 2007, 102.563% in 2008 and 100% in 2009 and thereafter.

In addition, the Company entered into a new senior secured credit facility, which provides up to $200 million of available borrowings, subject to a borrowing base. The facility matures in June 2007, with borrowings limited based on the net amounts of eligible accounts receivable and inventory. Initial borrowings bear annual interest at either the LIBOR based rate plus 2.5% or the prime rate plus .5%. These interest rate margins are subject to performance price adjustments. Commitment fees at an annual rate of .375% are to be paid on the unused portion of the facility. The Company may terminate the facility at anytime, and under certain circumstances may be required to pay a termination fee.

The senior secured credit facility is collateralized by first priority liens on substantially all of the Company’s existing and future acquired accounts receivable, inventory, deposit accounts and certain of its general

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

intangibles. The agreement contains covenants restricting, among other things, prepayment or redemption of notes, distributions, dividends and repurchases of capital stock and other equity interests, acquisitions and investments, indebtedness, liens and affiliate transactions. In addition, there is the requirement to meet certain financial tests and to maintain certain financial ratios if the excess availability under the senior secured credit facility falls below $30 million, including maintaining a fixed charge coverage ratio and meeting a minimum tangible net worth test.

No borrowings were outstanding under the senior secured credit facility at August 31, 2003, however, $20.6 million of the facility was utilized to support letters of credit.

The Company’s ability to incur additional debt is currently limited to borrowings available under the senior secured credit facility. The payment of cash dividends on Common Stock is currently limited to an annual amount of $7.0 million.

Annual maturities of long-term debt for each of the five succeeding years are $700,000, $700,000, $700,000, $700,000, and $1.1 million.

Effective August 5, 2003, the Company entered into interest rate swap agreements that have the economic effect of modifying the interest obligations associated with $200 million of the senior notes such that the interest payable on the senior notes effectively becomes variable based on six month LIBOR, set on June 15th and December 15th of each year. The interest rate swaps have been designated as fair value hedges and have no ineffective portion. The notional amounts and the termination dates match the principal amounts and maturities of the $200 million portion of the outstanding senior notes. As a result of the interest rate swaps, the current effective interest rate on the hedged portion of the senior notes was reduced to 6.74%.

The amount of interest paid in the three-month periods ended August 31, 2003 and 2002 was $6.4 million and $2.1 million, respectively.

PREFERRED SECURITIES OF SUBSIDIARY

On June 5, 1998, TXI Capital Trust I (the “Trust”), a Delaware business trust 100% owned by the Company, issued 4,000,000 of its 5.5% Shared Preference Redeemable Securities (“Preferred Securities”) to the public for gross proceeds of $200 million. The combined proceeds from the issuance of the Preferred Securities and the issuance to the Company of the common securities of the Trust were invested by the Trust in $206.2 million aggregate principal amount of 5.5% convertible subordinated debentures due June 30, 2028 (the “Debentures”) issued by the Company. At August 31, 2003, 3,998,744 Preferred Securities and $206.1 million aggregate principal amount of Debentures were outstanding. The Preferred Securities represent an undivided beneficial interest in the Company’s Debentures, which are intercompany debt held by the Trust. The Debentures and related trust investment in the Debentures have been eliminated in consolidation and the Preferred Securities reflected as outstanding in the accompanying consolidated financial statements.

Holders of the Preferred Securities are entitled to receive cumulative cash distributions at an annual rate of $2.75 per Preferred Security (equivalent to a rate of 5.5% per annum of the stated liquidation amount of $50 per Preferred Security). The Company has guaranteed, on a subordinated basis, distributions and other payments due on the Preferred Securities, to the extent the Trust has funds available therefor and subject to certain other limitations (the “Guarantee”). The Guarantee, when taken together with the obligations of the Company under the Debentures, the Indenture pursuant to which the Debentures were issued, and the Amended and Restated Trust Agreement of the Trust (including its obligations to pay costs, fees, expenses, debts and other obligations of the Trust [other than with respect to the Preferred Securities and the common securities of the Trust]), provide a full and unconditional guarantee of amounts due on the Preferred Securities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

The Debentures are redeemable for cash, at par, plus accrued and unpaid interest, under certain circumstances relating to federal income tax matters or in whole or in part at the option of the Company. Upon any redemption of the Debentures, a like aggregate liquidation amount of Preferred Securities will be redeemed. The Preferred Securities do not have a stated maturity date, although they are subject to mandatory redemption upon maturity of the Debentures on June 30, 2028, or upon earlier redemption.

Each Preferred Security is convertible at any time prior to the close of business on June 30, 2028, at the option of the holder into shares of the Company’s common stock at a conversion rate of .72218 shares of the Company’s common stock for each Preferred Security.

SHAREHOLDERS’ EQUITY

Common stock consists of:

In thousands	August	May
Shares authorized	40,000	40,000
Shares outstanding at end of period	21,081	21,061
Shares held in treasury	3,986	4,006
Shares reserved for stock options and other	3,345	3,405

There are authorized 100,000 shares of Cumulative Preferred Stock, no par value, of which 20,000 shares are designated $5 Cumulative Preferred Stock (Voting), redeemable at $105 per share and entitled to $100 per share upon dissolution. An additional 25,000 shares are designated Series B Junior Participating Preferred Stock. The Series B Preferred Stock is not redeemable and ranks, with respect to the payment of dividends and the distribution of assets, junior to (i) all other series of the Preferred Stock unless the terms of any other series shall provide otherwise and (ii) the $5 Cumulative Preferred Stock. Pursuant to a Rights Agreement, in November 1996, the Company distributed a dividend of one preferred share purchase right for each outstanding share of the Company’s Common Stock. Each right entitles the holder to purchase from the Company one two-thousandth of a share of the Series B Junior Participating Preferred Stock at a price of $122.50, subject to adjustment. The rights will expire on November 1, 2006 unless the date is extended or the rights are earlier redeemed or exchanged by the Company pursuant to the Rights Agreement.

STOCK OPTION PLAN

The Company’s stock option plan as approved by shareholders expired July 14, 2003. The plan provided that non-qualified and incentive stock options to purchase Common Stock may be granted to directors, officers and key employees at market prices at date of grant. Outstanding options become exercisable in installments beginning one year after date of grant and expire ten years later.

A summary of option transactions for the three-month period ended August 31, 2003, follows:

	Shares Under Option	Weighted Average Option Price
Outstanding at June 1	3,305,423	$28.59
Exercised	(37,600)	12.03
Cancelled	(7,300)	25.94

Outstanding at August 31	3,260,523	$28.78

At August 31, 2003, there were 1,772,333 shares exercisable. Current outstanding options expire on various dates to May 15, 2013.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

INCOME TAXES

Federal income taxes for the interim periods ended August 31, 2003 and 2002, have been included in the accompanying financial statements on the basis of an estimated annual rate. The estimated annualized tax rate is 45.3% for 2003 compared to 30.6% for 2002. The primary reason that these respective tax rates differ from the 35% statutory corporate rate is due to percentage depletion which is tax deductible and state income tax expense. The Company made income tax payments of $700,000 and $2.1 million in the three-month periods ended August 31, 2003 and 2002, respectively.

LEGAL PROCEEDINGS AND CONTINGENT LIABILITIES

The Company is subject to federal, state and local environmental laws and regulations concerning, among other matters, air emissions, furnace dust disposal and wastewater discharge. The Company believes it is in substantial compliance with applicable environmental laws and regulations, however, from time to time the Company receives claims from federal and state environmental regulatory agencies and entities asserting that the Company is or may be in violation of certain environmental laws and regulations. Based on its experience and the information currently available to it, the Company believes that such claims will not have a material impact on its financial condition or results of operations. Despite the Company’s compliance and experience, it is possible that the Company could be held liable for future charges which might be material but are not currently known or estimable. In addition, changes in federal or state laws, regulations or requirements or discovery of currently unknown conditions could require additional expenditures by the Company.

The Company and subsidiaries are defendants in lawsuits which arose in the normal course of business. In management’s judgment (based on the opinion of counsel) the ultimate liability, if any, from such legal proceedings will not have a material effect on the consolidated financial position or results of operations of the Company.

BUSINESS SEGMENTS

The Company has two reportable segments: cement, aggregate and concrete products (the “CAC” segment) and steel (the “Steel” segment). The Company’s reportable segments are strategic business units that offer different products and services. They are managed separately because of significant differences in manufacturing processes, distribution and markets served. Through the CAC segment the Company produces and sells cement, stone, sand and gravel, expanded shale and clay aggregate, and concrete products. Through the Steel segment, the Company produces and sells structural steel, piling products, specialty bar products, merchant bar-quality rounds, reinforcing bar and channels. Operating profit is net sales less operating costs and expenses, excluding general corporate expenses and interest expense. Operating results and certain other financial data for the Company’s business segments are presented on pages 17 and 18 under “Business Segments” of Management’s Discussion and Analysis of Financial Condition and Results of Operations, and are incorporated herein by reference.

TEXAS INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Financial Information

The Company’s new senior notes were issued by Texas Industries, Inc. (the parent company), which has no independent assets or operations, excluding amounts related to its investments in its consolidated subsidiaries and financing activities. All 100% owned subsidiaries of the company, excluding TXI Capital Trust I, the Company’s accounts receivable subsidiary, and minor subsidiaries without operations or material assets, have provided a joint and several, full and unconditional guarantee of the securities. There are no significant restrictions on the parent company’s ability to obtain funds from any of the guarantor subsidiaries in the form of a dividend or loan. Additionally, there are no significant restrictions on the various guarantor subsidiaries’ ability to obtain funds from its direct or indirect subsidiaries.

The following financial information presents condensed consolidating balance sheets, statements of operations and statements of cash flows for the parent company, all guarantor subsidiaries, and all non-guarantor subsidiaries. The information has been presented as if the parent company accounted for its ownership of the guarantor and non-guarantor subsidiaries using the equity method of accounting. The condensed consolidating financial information as of August 31, 2003 and for each of the three-month periods ended August 31, 2003 and 2002 was derived from the Company’s unaudited condensed consolidated financial statements as of August 31, 2003 and for each of the three-month periods ended August 31, 2003 and 2002, which are included in this Form S-4.

The Company’s accounts receivable subsidiary was established in March 1999 to facilitate the Company’s agreement to sell, on a revolving basis, an undivided interest in a defined pool of trade receivables. At May 31, 2003, the subsidiary had total assets of $54.1 million. However, on June 6, 2003, in connection with the Refinancing, the Company entered into an agreement whereby the entire outstanding interest in the defined pool of trade receivables previously sold was repurchased and the agreement to sell trade receivables was terminated. The repurchased trade receivables were subsequently transferred to the respective operating entities. Therefore, the financial balances of the accounts receivable subsidiary were eliminated at that time, and no future activity is anticipated in this subsidiary.

TXI Capital Trust I is a financing subsidiary whose only asset is the 5.5% convertible subordinated debentures due 2028 that were purchased by TXI Capital Trust I from the parent company with the combined proceeds from the issuance of company-obligated mandatorily redeemable preferred securities by TXI Capital Trust I and common securities of the trust. As a result, the only assets of TXI Capital Trust I are inter-company receivables (the debentures) that eliminate at the consolidated reporting level. Moreover, the parent company’s guarantee of the preferred securities and its obligations under the convertible subordinated debentures are subordinate to the new senior notes. Accordingly, substantially all of the consolidated assets, operations and cash flows of the Company are available to satisfy the parent company’s obligations under the new senior notes and the new senior secured credit facility.

(Unaudited)

CONDENSED CONSOLIDATING BALANCE SHEETS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

August 31, 2003

In thousands	Texas Industries, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminating Entries	Consolidated
ASSETS
CURRENT ASSETS
Cash	$16,560	$(1,208)	$—	$—	$15,352
Receivables—net	1,982	178,236	—	—	180,218
Inventories	—	255,787	—	—	255,787
Deferred taxes and prepaid expenses	153	38,353	—	—	38,506

TOTAL CURRENT ASSETS	18,695	471,168	—	—	489,863

OTHER ASSETS
Goodwill	—	146,474	—	—	146,474
Real estate and investments	—	46,277	—	—	46,277
Deferred charges and intangibles	22,219	13,588	—	—	35,807
Deferred income taxes	46,595	—	—	(46,595)	—
Investment in subsidiaries	1,089,641	—	—	(1,089,641)	—
Intercompany receivables	724,420	358,098	208,012	(1,290,530)	—

	1,882,875	564,437	208,012	(2,426,766)	228,558

PROPERTY, PLANT AND EQUIPMENT
Land and land improvements	—	224,032	—	(508)	223,524
Buildings	—	101,938	—	—	101,938
Machinery and equipment	—	1,719,119	—	(805)	1,718,314
Construction in progress	—	43,648	—	—	43,648

	—	2,088,737	—	(1,313)	2,087,424
Less allowances for depreciation	—	965,499	—	(805)	964,694

	—	1,123,238	—	(508)	1,122,730

	$1,901,570	$2,158,843	$208,012	$(2,427,274)	$1,841,151

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Trade accounts payable	$36	$114,793	$—	$—	$114,829
Accrued interest, wages and other items	13,763	42,761	1,833	—	58,357
Current portion of long-term debt	680	53	—	—	733

TOTAL CURRENT LIABILITIES	14,479	157,607	1,833	—	173,919

INTERCOMPANY PAYABLES	566,110	724,364	56	(1,290,530)	—

LONG-TERM DEBT	601,948	466	—	—	602,414

DEFERRED INCOME TAXES AND OTHER CREDITS	2,834	198,489	—	(46,749)	154,574

COMPANY-OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY HOLDING SOLELY COMPANY CONVERTIBLE DEBENTURES	—	—	199,937	—	199,937
SHAREHOLDERS’ EQUITY	716,199	1,077,917	6,186	(1,089,995)	710,307

	$1,901,570	$2,158,843	$208,012	$(2,427,274)	$1,841,151

(Unaudited)

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

Three Months Ended August 31, 2003

In thousands	Texas Industries, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
NET SALES	$—	$376,038	$—	$—	$376,038

COSTS AND EXPENSES (INCOME)
Cost of products sold	—	352,655	—	—	352,655
Selling, general and administrative	132	25,435	36	—	25,603
Interest	19,148	1,809	31	(3,946)	17,042
Loss on early retirement of debt	11,246	—	—	—	11,246
Other income	(1,218)	(6,300)	(2,901)	4,223	(6,196)

	29,308	373,599	(2,834)	277	400,350

INCOME (LOSS) BEFORE THE FOLLOWING ITEMS	(29,308)	2,439	2,834	(277)	(24,312)

Income taxes (benefit)	(10,258)	(2,102)	962	(67)	(11,465)

	(19,050)	4,541	1,872	(210)	(12,847)
Dividends on preferred securities—net of tax	—	—	(1,787)	—	(1,787)

INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE	(19,050)	4,541	85	(210)	(14,634)
Cumulative effect of accounting change—net of tax	—	(1,071)	—	—	(1,071)

	(19,050)	3,470	85	(210)	(15,705)
Equity in earnings of subsidiaries
Income from continuing operations of subsidiaries	3,345	—	—	(3,345)	—

NET INCOME (LOSS)	$(15,705)	$3,470	$85	$(3,555)	$(15,705)

(Unaudited)

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

Three Months Ended August 31, 2002

In thousands	Texas Industries, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
NET SALES	$—	$365,997	$—	$—	$365,997

COSTS AND EXPENSES (INCOME)
Cost of products sold	—	323,741	—	(10)	323,731
Selling, general and administrative	103	25,511	809	—	26,423
Interest	14,104	1,854	480	(7,602)	8,836
Loss on early retirement of debt	—	—	—	—	—
Other income	(2,090)	(2,847)	(4,123)	7,678	(1,382)

	12,117	348,259	(2,834)	66	357,608

INCOME (LOSS) BEFORE THE FOLLOWING ITEMS	(12,117)	17,738	2,834	(66)	8,389

Income taxes (benefit)	(4,241)	5,959	961	7	2,686

	(7,876)	11,779	1,873	(73)	5,703
Dividends on preferred securities—net of tax	—	—	(1,788)	—	(1,788)

INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE	(7,876)	11,779	85	(73)	3,915

Cumulative effect of accounting change—net of tax	—	—	—	—	—

	(7,876)	11,779	85	(73)	3,915
Equity in earnings of subsidiaries
Income from continuing operations of subsidiaries	11,791	—	—	(11,791)	—

NET INCOME (LOSS)	$3,915	$11,779	$85	$(11,864)	$3,915

(Unaudited)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

Three Months Ended August 31, 2003

In thousands	Texas Industries, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
NET CASH PROVIDED (USED) BY OPERATIONS	$(88,174)	$4,676	$80	$(85)	$(83,503)

INVESTING ACTIVITIES
Capital expenditures	—	(7,497)	—	—	(7,497)
Proceeds from disposal of assets	—	1,806	—	—	1,806
Other—net	—	(1,743)	—	—	(1,743)

Net cash used by investing	—	(7,434)	—	—	(7,434)

FINANCING ACTIVITIES
Proceeds of long-term borrowing	717,731	—	—	—	717,731
Debt retirements	(591,231)	(5)	—	—	(591,236)
Debt issuance costs	(15,834)	—	—	—	(15,834)
Debt retirement costs	(8,505)	—	—	—	(8,505)
Common dividends paid	(1,581)	—	—	—	(1,581)
Other—net	(7)	(483)	(85)	85	(490)

Net cash provided (used) by financing	100,573	(488)	(85)	85	100,085

Increase (decrease) in cash	12,399	(3,246)	(5)	—	9,148

Cash at beginning of period	4,161	2,038	5	—	6,204

Cash at end of period	$16,560	$(1,208)	$—	$—	$15,352

(Unaudited)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

Three Months Ended August 31, 2002

In thousands	Texas Industries, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
NET CASH PROVIDED BY OPERATIONS	$7,072	$24,047	$85	$(85)	$31,119

INVESTING ACTIVITIES
Capital expenditures	—	(17,423)	—	—	(17,423)
Proceeds from disposal of assets	—	628	—	—	628
Other—net	—	(2,755)	—	—	(2,755)

Net cash used by investing	—	(19,550)	—	—	(19,550)

FINANCING ACTIVITIES
Proceeds of long-term borrowing	60,630	—	—	—	60,630
Debt retirements	(70,630)	(45)	—	—	(70,675)
Debt issuance costs	—	—	—	—	—
Debt retirement costs	—	—	—	—	—
Common dividends paid	(1,578)	—	—	—	(1,578)
Other—net	353	(532)	(85)	85	(179)

Net cash used by financing	(11,225)	(577)	(85)	85	(11,802)

Increase (decrease) in cash	(4,153)	3,920	—	—	(233)

Cash at beginning of period	17,026	(9,601)	5	—	7,430

Cash at end of period	$12,873	$(5,681)	$5	$—	$7,197

$600,000,000

Texas Industries, Inc.

Offer to Exchange all of Our Outstanding

10 1/4% Senior Notes due 2011 for

10 1/4% Senior Notes due 2011, Which

Have Been Registered Under the

Securities Act of 1933

PROSPECTUS

November 20, 2003

No person has been authorized to give any information or make any representations in connection with this offering other than those contained in this prospectus, and, if given or made, such other information or representations must not be relied upon as having been authorized by TXI. Neither the delivery of this prospectus nor any sale hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of TXI since the date of this prospectus or that the information contained in this prospectus is correct as of any time subsequent to its date. This prospectus does not constitute an offer to sell nor or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful.